Exhibit 99.1



ZTO EXPRESS (CAYMAN) INC.
中通快遞 (開曼) 有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
Stock Code：2057

2024
ANNUAL REPORT

CONTENTS



COMPANY INFORMATION

DIRECTORS

Executive Directors

Mr. Meisong LAI *(Chairman)*
Mr. Jilei WANG
Mr. Hongqun HU

Non-executive Directors

Mr. Xing LIU
Mr. Xudong CHEN

Independent non-executive Directors

Mr. Frank Zhen WEI
Mr. Qin Charles HUANG
Mr. Herman YU
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE

AUDIT COMMITTEE

Mr. Herman YU *(Chairperson)*
Mr. Xing LIU
Mr. Qin Charles HUANG

COMPENSATION COMMITTEE

Mr. Frank Zhen WEI *(Chairperson)*
Mr. Xing LIU
Mr. Qin Charles HUANG

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Frank Zhen WEI *(Chairperson)*
Mr. Qin Charles HUANG
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE (with effect from March 19, 2025)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE COMMITTEE

Ms. Fang XIE *(Chairperson)*
Mr. Jilei WANG
Mr. Hongqun HU
Mr. Qin Charles HUANG

JOINT COMPANY SECRETARIES

Ms. Songfei LI
Mr. Ming King CHIU

AUTHORISED REPRESENTATIVES

Mr. Hongqun HU
Ms. Songfei LI

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

Building One
No. 1685 Huazhi Road
Qingpu District
Shanghai, 201708
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Unit 5603, 56/F, The Center
No. 99 Queen's Road Central
Central
Hong Kong

REGISTERED OFFICE

PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

COMPANY INFORMATION

AUDITOR

Deloitte Touche Tohmatsu
Certified Public Accountants
Registered Public Interest Entity Auditor
35/F, One Pacific Place
88 Queensway
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR

Maples Fund Services (Cayman) Limited
P.O. Box 1093, Boundary Hall
Cricket Square, Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANKS

Industrial Bank Co., Ltd.
1608 Gongyuan East Road, Qingpu District
Shanghai
People's Republic of China

Industrial and Commercial Bank of China
1750 Xinfu Middle Road, Huaxin Town
Qingpu District
Shanghai
People's Republic of China

HONG KONG STOCK CODE

2057

NYSE SYMBOL

ZTO

COMPANY WEBSITE

http://zto.investorroom.com/

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31,		
	2023	**2024**	Change (%)
	(RMB in thousands, except percentages and per share data)		
Revenues	38,418,915	**44,280,720**	15.3%
Cost of revenues	(26,756,389)	**(30,563,628)**	14.2%
Gross profit	11,662,526	**13,717,092**	17.6%
Net income	8,754,457	**8,887,595**	1.5%
Net income attributable to ordinary shareholders	8,749,004	**8,816,835**	0.8%
Non-GAAP Financial Measures:			
EBITDA[1]	13,857,799	**15,094,281**	8.9%
Adjusted EBITDA[2]	14,107,290	**16,354,858**	15.9%
Adjusted net income[3]	9,005,920	**10,150,359**	12.7%
Adjusted net income attributable to ordinary shareholders[4]	9,000,467	**10,079,599**	12.0%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders[5]			
Basic	RMB11.14	**RMB12.52**	12.4%
Diluted	RMB10.90	**RMB12.20**	11.9%

(1) EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2) Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(3) Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries and corresponding tax impact in which management aims to better represent the underlying business operations.

(4) Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/loss on disposal of equity investees and subsidiaries which management aims to better represent the underlying business operations.

(5) Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

NON-GAAP FINANCIAL MEASURES

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes.

We believe that such non-GAAP measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

FINANCIAL HIGHLIGHTS

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the year ended December 31,		
	2023	2024	
	RMB	RMB	US$
	(in thousands, except for share and per share data)		
Net income	8,754,457	8,887,595	1,217,595
Add:			
Share-based compensation expense[1]	254,976	318,692	43,661
Impairment of investment in equity investees[1]	–	931,367	127,597
(Gain)/Loss on disposal of equity investees and subsidiaries, net of income taxes	(3,513)	12,705	1,741
Adjusted net income	9,005,920	10,150,359	1,390,594
Net income	8,754,457	8,887,595	1,217,595
Add:			
Depreciation	2,740,819	2,882,579	394,912
Amortization	134,390	140,827	19,293
Interest expenses	289,533	337,919	46,295
Income tax expenses	1,938,600	2,845,361	389,813
EBITDA	13,857,799	15,094,281	2,067,908
Add:			
Share-based compensation expense	254,976	318,692	43,661
Impairment of investment in equity investees	–	931,367	127,597
(Gain)/Loss on disposal of equity investees and subsidiaries	(5,485)	10,518	1,441
Adjusted EBITDA	14,107,290	16,354,858	2,240,607

(1)   Net of income taxes of nil

FINANCIAL HIGHLIGHTS

	For the year ended December 31,		
	2023	**2024**	
	RMB	**RMB**	**US$**
	(in thousands, except for share and per share data)		
Net income attributable to ordinary shareholders	8,749,004	**8,816,835**	**1,207,901**
Add:			
Share-based compensation expense[1]	254,976	**318,692**	**43,661**
Impairment of investment in equity investees[1]	–	**931,367**	**127,597**
(Gain)/Loss on disposal of equity investees and subsidiaries, net of income taxes	(3,513)	**12,705**	**1,741**
Adjusted net income attributable to ordinary shareholders	9,000,467	**10,079,599**	**1,380,900**
Weighted average shares used in calculating net earnings per ordinary share/ADS			
Basic	807,739,616	**804,875,816**	**804,875,816**
Diluted	838,948,683	**838,441,916**	**838,441,916**
Net earnings per share/ADS attributable to ordinary shareholders			
Basic	10.83	**10.95**	**1.50**
Diluted	10.60	**10.70**	**1.47**
Adjusted net earnings per share/ADS attributable to ordinary shareholders			
Basic	11.14	**12.52**	**1.72**
Diluted	10.90	**12.20**	**1.67**

(1)   Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In 2024, we achieved solid financial and operating results as we continue to improve operational efficiency and emphasize profitable growth amidst intensified industry competition. Our revenue increased by 15.3% from RMB38,418.9 million for the year ended December 31, 2023 to RMB44,280.7 million for the same period in 2024, primarily due to an increase in express delivery demand driven by the growth of online consumption penetration and our mix shift towards higher-value customers.

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including both e-commerce and traditional merchants, providing express delivery services and handling return parcels for e-commerce platforms. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

Logistics Network and Infrastructure

Network Base

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of December 31, 2024, we had over 6,000 direct network partners operating over 31,000 pickup and delivery outlets and over 110,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics Infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of December 31, 2024, our logistics infrastructure network comprised 95 sorting hubs with 596 automation lines and over 3,900 line-haul routes serviced by over 10,000 self-owned line-haul trucks, out of which more than 9,400 were high capacity 15 to 17-meter-long models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.

BUSINESS REVIEW AND OUTLOOK

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the year ended December 31, 2024 compared to the same period in 2023.

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more "green" express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/.

BUSINESS REVIEW AND OUTLOOK

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Appointment of Nominating and Corporate Governance Committee Member

The Board has appointed Ms. Fang XIE, an independent non-executive director, as a member of the Nominating and Corporate Governance Committee, effective from March 19, 2025. Following the appointment, the Nominating and Corporate Governance Committee consists of four independent non-executive directors, namely Mr. Frank Zhen WEI (as the chairman), Mr. Qin Charles HUANG, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE.

Declaration of Semi-Annual Dividend

The Board has approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2025. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 10, 2025 (Hong Kong Time). The payment date is expected to be April 22, 2025 for holders of Class A and Class B ordinary shares, and April 29, 2025 for holders of ADSs.

BUSINESS OUTLOOK

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and its efficient utilization to establish our competitive advantage, and we have consistently stayed relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China's express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO's competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

Based on current market conditions and current operations, the Company's parcel volume for 2025 is expected to be in the range of 40.8 billion to 42.2 billion, representing a 20% to 24% increase year over year. Such estimates represent management's current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

	For the Year Ended December 31,		% of revenues
	2023	2024	
	(RMB in thousands, except percentages)		
Express delivery services	35,488,060	40,953,034	92.5
Freight forwarding services	906,802	885,410	2.0
Sale of accessories	1,876,624	2,300,392	5.2
Others	147,429	141,884	0.3
Total revenues	38,418,915	44,280,720	100.0

Core Express Delivery Business

Revenues from our core express delivery business increased by 15.7% from RMB37,512.1 million for the year ended December 31, 2023 to RMB43,395.3 million for the same period in 2024, as a result of a 12.6% increase in parcel volume and a 2.7% increase in parcel unit price. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the year ended December 31, 2024, such fees represented 85.1% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including both e-commerce and traditional merchants, providing express delivery services and handling return parcels for e-commerce platforms. KA revenue including delivery fees from direct sales organizations established to serve core express KA customers, increased by 100.7% as the proportion of higher-valued parcels such as returned parcels from e-commerce platforms continued to increase.

Freight Forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the year ended December 31, 2024, revenue from such services decreased by 2.4% compared to the same period in 2023 mainly due to declining cross-border e-commerce pricing.

Sale of Accessories and Others

Revenue from sale of accessories largely consisted of sales of thermal paper used for digital waybills' printing. For the year ended December 31, 2024, revenue from sale of accessories and others increased by 22.6% compared to the same period in 2023. Other revenues were mainly derived from financing services.

MANAGEMENT DISCUSSION AND ANALYSIS

COST OF REVENUES

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Year ended December 31,		
	2023	**2024**	% of revenue
	(RMB in thousands, except percentages)		
Line-haul transportation cost	13,591,627	**13,966,446**	31.5
Sorting hub operating cost	8,253,522	**9,163,784**	20.7
Freight forwarding cost	854,533	**828,270**	1.9
Cost of accessories sold	513,391	**651,729**	1.5
Other costs	3,543,316	**5,953,399**	13.4
Total cost of revenues	26,756,389	**30,563,628**	69.0

Total cost of revenues increased by 14.2% from RMB26,756.4 million for the year ended December 31, 2023 to RMB30,563.6 million for the year ended December 31, 2024.

- **Line-haul transportation cost** was RMB13,966.4 million, an increase of 2.8% from RMB13,591.6 million in the same period of 2023. The unit transportation cost decreased by 8.9% or 4 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

- **Sorting hub operating cost** was RMB9,163.8 million, an increase of 11.0% from RMB8,253.5 million in the same period of 2023. The increase primarily consisted of (i) RMB542.6 million increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB288.3 million increase in depreciation and amortization costs associated with automated equipment and facility upgrades to further improve transit efficiency. As of December 31, 2024, 596 sets of automated sorting equipment were in service, compared to 464 sets as of December 31, 2023, which enhanced overall sorting operational efficiencies.

- **Freight forwarding cost** was RMB828.3 million, representing a decrease by 3.1% compared with RMB854.5 million in the same period of 2023 as freight forwarding revenue declined.

- **Cost of accessories sold** was RMB651.7 million, representing an increase by 26.9% compared with RMB513.4 million in the same period of 2023 in line with parcel volume growth.

- **Other costs** were RMB5,953.4 million, an increase of 68.0% from RMB3,543.3 million in 2023. The increase was mainly driven by RMB2,452.0 million increase in costs associated with serving higher-value enterprise customers, level of which is consistent with related revenue increases.

MANAGEMENT DISCUSSION AND ANALYSIS

GROSS PROFIT

Gross profit increased by 17.6% from RMB11,662.5 million for the year ended December 31, 2023 to RMB13,717.1 million for the year ended December 31, 2024. Our gross profit margin increased to 31.0% for the year ended December 31, 2024 from 30.4% for the same period of 2023, as a combined result of revenues growth and cost productivity gain.

OPERATING EXPENSES

Total operating expenses increased by 17.3% to RMB1,940.2 million in the year ended December 31, 2024 from RMB1,654.6 million in the same period of 2023.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 10.9% from RMB2,425.3 million for the year ended December 31, 2023 to RMB2,690.0 million for the year ended December 31, 2024. The increase primarily consisted of (i) RMB72.4 million in headquarters facility expenses, (ii) RMB47.6 million depreciation and amortization costs associated with administrative equipment and facilities, and (iii) RMB47.6 million in compensation and benefit expenses.

Other operating income, net. Our net other operating income decreased by 2.7% from RMB770.7 million for the year ended December 31, 2023 to RMB749.8 million for the year ended December 31, 2024. Other operating income mainly consisted of (i) RMB488.9 million of government subsidies and tax rebates, (ii) RMB171.3 million of rental and other income, and (iii) RMB111.5 million ADR fee rebate.

INCOME FROM OPERATIONS

Our income from operations was RMB11,776.9 million for the year ended December 31, 2024, an increase of 17.7% from RMB10,007.9 million for the same period last year. The operating margin rate increased to 26.6% from 26.0% in the same period last year.

OTHER INCOME AND EXPENSE

Interest income. Our interest income increased by 40.6% from RMB706.8 million for the year ended December 31, 2023 to RMB993.5 million for the year ended December 31, 2024.

Interest expense. Our interest expense increased by 16.7% from RMB289.5 million for the year ended December 31, 2023 to RMB337.9 million for the year ended December 31, 2024.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments increased by 23.3% from RMB164.5 million for the year ended December 31, 2023 to RMB202.9 million for the year ended December 31, 2024. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

MANAGEMENT DISCUSSION AND ANALYSIS

Impairment of investment in equity investees. Our impairment of investment in equity investees was RMB931.4 million for the year ended December 31, 2024, which included the provision for impairment of (i) RMB479.9 million related to a tender offer initiated by Alibaba Group Holding Limited to purchase all the outstanding shares of Cainiao Smart Logistics Network Limited ("**Cainiao**"), as the offer price was below the carrying amount, and (ii) RMB451.5 million of the Company's investment in Zhejiang Yizhan Network Technology Co., Ltd. ("**Yizhan**"), a subsidiary of Cainiao.

Foreign currency exchange loss. Our foreign currency exchange loss was RMB17.9 million for the year ended December 31, 2024, compared with a gain of RMB93.5 million for the year ended December 31, 2023, mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

INCOME TAX EXPENSE

Our income tax expense increased by 46.8% from RMB1,938.6 million for the year ended December 31, 2023 to RMB2,845.4 million for the year ended December 31, 2024. Overall income tax rate increased by 6.3% for the year ended December 31, 2024 compared to the same period in 2023, mainly due to (i) the accrual of RMB518.3 million in withholding tax on dividend payable to ZTO Express (Hong Kong) Limited, and (ii) an income tax refund of RMB207.1 million received in the third quarter of 2023 by Shanghai Zhongtongji Network Technology Co., Ltd., a wholly-owned subsidiary of the Company, for being recognized as a "Key Software Enterprise" that was qualified for a preferential tax rate of 10% for tax year 2022.

NET INCOME

As a result of the foregoing, our net income increased by 1.5% from RMB8,754.5 million for the year ended December 31, 2023 to RMB8,887.6 million for the year ended December 31, 2024.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

As of December 31, 2024, we did not have detailed future plans for material investments or capital assets.

GEARING RATIO

As of December 31, 2024, our gearing ratio was 32.1%, compared to 31.9% as of December 31, 2023, calculated by dividing total liabilities by total assets.

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2024, our cash and cash equivalents, restricted cash and short-term investments were RMB13,465.4 million, RMB37.5 million, and RMB8,848.4 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of December 31, 2024, approximately 92.9% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 84.1% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of December 31, 2024, we had outstanding principal amount of bank borrowings of RMB9,514.0 million as compared with RMB7,766.0 million as of December 31, 2023. The weighted average interest rate of borrowings drawn was 1.2% as of December 31, 2024. All of the bank borrowings of the Group were denominated in RMB and were at fixed interest rate.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments during the year ended December 31, 2024.

MATERIAL ACQUISITIONS AND DISPOSALS

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

MANAGEMENT DISCUSSION AND ANALYSIS

PLEDGE OF ASSETS

As of December 31, 2024, our interest-bearing time deposits of RMB4.1 billion were used as pledge for the issuance of bank acceptance notes.

FOREIGN EXCHANGE RISK

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2024, we had RMB1,820.4 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB165.5 million in our cash and cash equivalents, restricted cash and short-term investment.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

MANAGEMENT DISCUSSION AND ANALYSIS

CONTINGENT LIABILITIES

We had no material contingent liabilities as at December 31, 2024.

CAPITAL EXPENDITURES AND CAPITAL COMMITMENT

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB5.9 billion for the year ended December 31, 2024 (year ended December 31, 2023: RMB6.7 billion). We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2024 amounted to RMB5.2 billion. All of these capital commitments will be fulfilled based on the construction progress.

EMPLOYEES AND REMUNERATION

As of December 31, 2024, the Company had a total of 24,477 employees. The following table sets forth the total number of employees by function:

Functional Area	Number of Employees	% of Total
Sorting	7,525	30.8
Transportation	3,475	14.2
Management and Administration	4,827	19.7
Operation Support & Customer Service	7,154	29.2
Technology and Engineering	1,084	4.4
Sales and Marketing	412	1.7
Total	**24,477**	**100.0**

MANAGEMENT DISCUSSION AND ANALYSIS

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost of employees of the Group without share-based compensation expense incurred from the year ended December 31, 2024 was RMB3,392.6 million, as compared to RMB3,226.5 million for the year ended December 31, 2023.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company had in place the 2016 Plan and the cash incentive scheme through ZTO ES during the Reporting Period. On March 19, 2024, the Board approved and adopted the 2024 Plan effective in March 2024, which does not involve the issuance of new shares of the Company. Further details in respect of the 2016 Plan, the 2024 Plan and the cash incentive scheme through ZTO ES are set out in the section headed "Other Information – Share Incentive Plans" in this annual report.

DIRECTORS' REPORT

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2024.

DIRECTORS

The Directors who held office during the Reporting Period and up to the date of this annual report are:

Executive Directors

Mr. Meisong LAI *(Chairman)*
Mr. Jilei WANG
Mr. Hongqun HU

Non-executive Directors

Mr. Xing LIU
Mr. Xudong CHEN

Independent non-executive Directors

Mr. Frank Zhen WEI
Mr. Qin Charles HUANG
Mr. Herman YU
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 54 to 59 of this annual report.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on April 8, 2015, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The securities of the Company are dual-primary listed on the NYSE and the Hong Kong Stock Exchange.

PRINCIPAL ACTIVITIES

The Group is principally engaged in express delivery services in the PRC through a nationwide network partner model. Analysis of the principal activities of the Group during the Reporting Period are set out in Note 1 to the consolidated financial statements.

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial key performance indicators and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business Review and Outlook" and "Management Discussion and Analysis" on pages 8 to 19 of this annual report. These discussions form part of this Directors' Report.

PRINCIPAL RISKS AND UNCERTAINTIES

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control. Further details of risks and uncertainties facing the Group are set out in the section headed "Risk Factors" in the Prospectus and the Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC.

Risks Related to Our Business and Industry

- Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.

- Our business operations have relied on, and are likely to continue to be significantly influenced by, certain third-party e-commerce platforms.

- We face risks associated with our network partners and their employees and personnel.

- We face intense competition, which could adversely affect our results of operations and market share.

- Any service disruptions experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.

- Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize, our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.

- We operate in a labor-intensive industry and an overall contraction in the availability of workers in the labor market or any labor unrest may negatively affect our business.

DIRECTORS' REPORT

- We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.

- We face risks associated with parcels handled and transported through our network and risks associated with transportation.

- Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

- The Company is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of the Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and the Company as a whole. Please refer to the section headed "Continuing Connected Transactions – Contractual Arrangements – Risks relating to the Contractual Arrangements and actions taken to mitigate the risks" in this annual report.

Risks Related to Doing Business in China

- Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

- PRC government's significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

- Risks and uncertainties arising from the legal system in the jurisdiction where we operate, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the jurisdiction where we operate, could result in a material adverse change in our operations and the value of our ADSs.

- We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Shares and ADSs

- The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.

- Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

- We are a "controlled company" within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment, giving back to community and achieving sustainable growth. Details of such are set out in the Company's environmental, social and governance report for the year ended December 31, 2024 (the "**ESG Report**").

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as disclosed in this annual report and as may be disclosed in the ESG Report, the Company has complied with the relevant laws and regulations that have a significant impact on the operations of the Group during the Reporting Period.

DIRECTORS' REPORT

CONNECTED TRANSACTIONS

Set out below are the details of the connected transactions of the Company as required to be reported under the Listing Rules.

Acquisition of Properties from Zhongkuai Future City

On November 29, 2024, ZTO Express, a consolidated affiliated entity of the Company, entered into a commodity housing purchase agreement (the "**Property Purchase Agreement**") with Zhongkuai Future City, pursuant to which ZTO Express agreed to purchase, and Zhongkuai Future City agreed to sell, (i) floor 13 to floor 19 of Tower 1 and (ii) floor 13 to floor 17 of Tower 11 of Blue City which is located at No. 586 Tongda Road, Chengnan Subdistrict, Fuchun Future City, Tonglu County, Hangzhou City, Zhejiang Province, the PRC with a total construction floor area of 22,465.17 square meters (the "**Properties**"). The price of the Properties is RMB8,000 per square meter (inclusive of tax) and the total consideration for the Properties is RMB179,720,000 (inclusive of tax), which shall be settled as follows: (i) ZTO Express shall pay 30% of the consideration, namely RMB53,916,000, to Zhongkuai Future City within 7 working days of the date of the Property Purchase Agreement; and (ii) ZTO Express shall pay the remaining 70% of the consideration, namely RMB125,804,000, to Zhongkuai Future City before December 31, 2024.

As of November 29, 2024, Zhongkuai Future City was held as to (i) approximately 57% by Mr. Meisong LAI, an executive Director and controlling shareholder of the Company, (ii) approximately 16% by Mr. Jianfa LAI, a substantial shareholder of ZTO Express, (iii) approximately 12% by Mr. Jilei WANG, an executive Director of the Company, (iv) approximately 10% by Mr. Jianchang LAI, a brother-in-law of Mr. Meisong LAI, and (v) approximately 5% by Mr. Zengqun ZHANG, a third party independent of the Company and its connected persons.

As part of the Group's strategic plan and in order to enhance efficiency and reduce operational expenses, the Group will establish a second headquarter in Tonglu County, Zhejiang Province, the PRC. Situated at a strategic area of Tonglu County with convenient transportation and comprehensive supporting facilities, the Properties will be used as the office premises of the Group's headquarter in Tonglu and the Group's staff dormitories.

Further details of the acquisition of the Properties are set out in the announcement of the Company dated November 29, 2024.

CONTINUING CONNECTED TRANSACTIONS

Contractual Arrangements

Background of the Contractual Arrangements

The Company is a leading express delivery company in China and provide express delivery services and other value-added logistics services through its nationwide network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China (the "**Relevant Business**"), the Company has in place the Contractual Arrangements and conducts the Relevant Business mainly through the consolidated affiliated entities, namely ZTO Express and its subsidiaries.

The following chart illustrates our Company's organizational structure, including our principal subsidiaries and ZTO Express as of the Latest Practicable Date:



(1)   ZTO Express Co., Ltd., or ZTO Express, is the VIE, with which we have maintained the Contractual Arrangements. To the knowledge of our Company, Meisong LAI, Jianfa LAI, Jilei WANG, Xiangliang HU, Shunchang ZHANG, Jianying TENG, Xuebing SHANG, Baixi LAN and Jianchang LAI are beneficial owners of the shares of our Company and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Meisong LAI and Jilei WANG are also directors of our Company. The remaining 18.72% equity interest in ZTO Express are held by 34 other shareholders. None of these 34 shareholders hold more than 4.00% of the equity interest in ZTO Express. As of March 31, 2025, ZTO Express directly wholly owned 67 subsidiaries.

DIRECTORS' REPORT

Regulatory framework relating to foreign ownership in the postal services industry in the PRC

Foreign investment activities in the PRC are subject to the restrictions as set out in the Negative List for Foreign Investment Access (2024 Version)《外商投資准入特別管理措施(負面清單)(2024年版)》(the "**Negative List**"), which is promulgated and amended from time to time jointly by the National Development and Reform Commission of the PRC and Ministry of Commerce of the PRC. The latest version of the Negative List was released on September 6, 2024 and became effective on November 1, 2024. Foreign investments in industries falling within the Negative List are subjected to special administrative measures as set forth therein. According to the Negative List, foreign investment is prohibited in the establishment of any postal enterprise and in the establishment of any domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly-owned enterprises and/or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances and savings, issuance of stamps and production and sale of philatelic products.

In light of the above, the Company determined that it was not viable for the Company to hold the consolidated affiliated entities directly through equity ownership. Instead, the Company decided that, in line with common practice in industries in mainland China subject to foreign investment restrictions, the Company would gain effective control over, and have the right to receive substantially all of the economic benefits generated by the Relevant Business currently operated by the consolidated affiliated entities through the Contractual Arrangements entered into by and among Shanghai Zhongtongji Network, our wholly-owned subsidiary, ZTO Express, the consolidated affiliated entity, and the shareholders of ZTO Express.

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks

If our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail under relevant laws and regulations, or if we, ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have certain discretion within the scope of the PRC laws and regulations in dealing with such violations or failures, including, without limitation:

- revoking the business licenses and/or operating licenses of such entities;

- discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and consolidated affiliated entities;

- imposing fines, confiscating the income from our PRC subsidiaries or the consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;

- requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or direct the activities of the VIE;

- restricting or prohibiting our use of the proceeds of any of our financing outside China to fund our business and operations in China; or

- restricting or prohibiting our future capital raising activities by the China Securities Regulatory Commission.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed in this annual report, are designed to mitigate these risks.

Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Voting Rights Proxy Agreement

On August 18, 2015, ZTO Express and the shareholders of ZTO Express entered into a voting rights proxy agreement with Shanghai Zhongtongji Network. Pursuant to the voting rights proxy agreement, each of the shareholders of ZTO Express irrevocably appointed Meisong LAI, Shanghai Zhongtongji Network's designated person, as their attorney-in-fact to exercise all applicable shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder's rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers who shall be appointed by shareholders; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong LAI both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive call option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong LAI in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong LAI in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong LAI. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing. The authorization and appointment above are premised on Shanghai Zhongtongji Network's designated person being a PRC citizen and Shanghai Zhongtongji Network's consent of such authorization and appointment. If and only if Shanghai Zhongtongji Network sends a written notice to the shareholders of ZTO Express to replace its designated person, the shareholders of ZTO Express shall promptly appoint the replaced designated person as their new attorney-in-fact under their power of attorney. Otherwise, the voting rights proxy agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time, and the authorization and appointment by the shareholders of ZTO Express's shall not be revoked.

DIRECTORS' REPORT

Equity Pledge Agreement

On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an equity pledge agreement and this agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time. Pursuant to the equity pledge agreement, each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express's performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement. If ZTO Express or its shareholders breach their contractual obligations under this agreement, Shanghai Zhongtongji Network, as pledgee, will have the right to dispose of the pledged equity interests in ZTO Express and priority in receiving the proceeds from such disposal. The shareholders of ZTO Express also agreed that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, subject to specified exceptions therein, Shanghai Zhongtongji Network has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges became effective in September 2015, which was when the pledge of equity interests contemplated in the equity pledge agreement were registered with the relevant administration for market regulation in accordance with the PRC Property Rights Law in force at that time, and will remain effective until ZTO Express and its shareholders have completed all of their obligations under the contractual arrangements or discharged all of their obligations under the contractual arrangements.

Exclusive Call Option Agreement

On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an exclusive call option agreement. Pursuant to the exclusive call option agreement, each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders' equity interests in ZTO Express. The purchase price shall be the lower of (i) the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or (ii) the lowest price permitted by applicable PRC law. In addition, ZTO Express granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of ZTO Express's assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Shanghai Zhongtongji Network, among other applicable issues, the shareholders of ZTO Express may not increase or decrease the registered capital, dispose or cause the management of ZTO Express to dispose of its material assets (other than those disposal during ordinary operation), terminate or cause the management of ZTO Express to terminate any material contract or enter into any contract that is in conflict with its existing material contracts, appoint or remove any directors, supervisors or other relevant management members, cause ZTO Express to distribute or announce to distribute dividends to the shareholders, amend its articles of association, provide any loans or guarantees to any third parties or acquire any loans or guarantees from any third parties, and shall guarantee the continuance of ZTO Express. The exclusive call option agreement will remain effective until all equity interests in ZTO Express held by its shareholders and all assets of ZTO Express are transferred or assigned to Shanghai Zhongtongji Network or its designated entity or person. The exclusive call option agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time.

Irrevocable Powers of Attorney

Pursuant to the powers of attorney dated August 18, 2015, the shareholders of ZTO Express each irrevocably appointed Shanghai Zhongtongji Network's designated person, Meisong LAI, as the attorney-in-fact to exercise all of applicable shareholder's voting and related rights with respect to such shareholder's equity interests in ZTO Express, including but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder's rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers that shall be appointed by shareholders; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong LAI both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive purchase option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong LAI in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong LAI in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong LAI. Each power of attorney will remain in force until the voting rights proxy agreement expires or is terminated.

Spousal Consents

Each of the spouses of six key shareholders of ZTO Express, namely Meisong LAI, Jianfa LAI, Jilei WANG, Xiangliang HU, Shunchang ZHANG and Xuebing SHANG, signed a spousal consent letter. These six key shareholders collectively hold 73.8% equity interest in ZTO Express. Under the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned exclusive call option agreement, voting right proxy agreement, irrevocable powers of attorney, equity pledge agreement and the exclusive consulting and services agreement, and has read and understood the contractual arrangements. Each signing spouse has committed not to impose any adverse assertions upon the validity and existence of such contractual arrangement based on the existence or termination of the marital relationship with the relevant VIE shareholder or exert any impediment or adverse influence over the relevant VIE shareholder's performance of any contractual arrangement.

DIRECTORS' REPORT

Exclusive Consulting and Services Agreement

Under the exclusive consulting and services agreement and its supplemental agreement between Shanghai Zhongtongji Network and ZTO Express, dated August 18, 2015 and August 10, 2020, respectively, Shanghai Zhongtongji Network has the exclusive right to provide ZTO Express with the technical support and consulting services required by ZTO Express's business. Shanghai Zhongtongji Network owns the exclusive intellectual property rights created as a result of the performance of this agreement. ZTO Express agrees to pay Shanghai Zhongtongji Network an annual service fee, at an amount equal to 100% of the net income of ZTO Express and its affiliates. Notwithstanding the forgoing, ZTO Express and Shanghai Zhongtongji Network agree and confirm that the amount of the service fees shall be determined by Shanghai Zhongtongji Network and subject to any adjustment at the discretion of Shanghai Zhongtongji Network without the consent of ZTO Express. This agreement will remain effective for an unlimited term, unless Shanghai Zhongtongji Network and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. ZTO Express is not permitted to unilaterally terminate the agreement in any event unless required by applicable law.

Further details of the Contractual Arrangements are set out in the section headed "History and Corporate Structure – Contractual Arrangements" in the Prospectus and the announcements of the Company dated December 23, 2022 and April 26, 2023. The Contractual Arrangements were first entered into in August 2015 before the Company became secondary listed on the Hong Kong Stock Exchange in September 2020 and subsequently became primary listed on the Hong Kong Stock Exchange upon Primary Conversion, and the terms of such Contractual Arrangements have been disclosed in the Prospectus.

After all eliminations of intercompany transactions with other consolidated subsidiaries, the VIE contributed 84.4% of the Group's consolidated revenues for the year ended December 31, 2024. As of December 31, 2024, the VIE accounted for an aggregate of 23.6% of the consolidated assets and 56.2% of the consolidated liabilities of the Group.

Listing Rule implications on the Contractual Arrangements

The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company under the Listing Rules upon the Primary Conversion Effective Date where directors, chief executive officers or substantial shareholders of the consolidated affiliated entities became connected persons (as defined in Chapter 14A of the Listing Rules) of the Company upon the Primary Conversion Effective Date, unless they are exempt under the Listing Rules. The Contractual Arrangements were permissible for our secondary listing in Hong Kong on the basis that we are a Grandfathered Greater China Issuer (as defined in the Listing Rules) and paragraph 3.48 of the HKEX Guidance Letter HKEX-GL112-22 confirms that we, as a Grandfathered Greater China Issuer, is allowed to retain our existing VIE structure if we become primary listed in Hong Kong as a result of the Primary Conversion.

The Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Therefore, there will be no monetary cap on any agreements under the Contractual Arrangements.

The highest applicable percentage ratios under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, these transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and shareholders' approval requirements under Chapter 14A of the Listing Rules.

Waiver in relation to the Contractual Arrangements

Notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the consolidated affiliated entities and any member of the Group from time to time (including the consolidated affiliated entities) (the "**New Intragroup Agreements**" and each of them, a "**New Intragroup Agreement**") technically constitute continuing connected transactions under Chapter 14A of the Listing Rules upon the Primary Conversion Effective Date, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules.

Accordingly, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules (collectively, the "**Applicable Requirements**"), for so long as the Class A ordinary shares of the Company are listed on the Hong Kong Stock Exchange, subject, however, to the following conditions:

(i)   No change without independent non-executive Directors' approval

No change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of the independent non-executive Directors.

(ii)   No change without independent Shareholders' approval

Save as described in paragraph (iv) below, no change to the agreements governing the Contractual Arrangements will be made without the independent Shareholders' approval. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (v) below) will, however, continue to be applicable.

DIRECTORS' REPORT

(iii) *Economic benefits flexibility*

The Contractual Arrangements shall continue to enable the Group to receive substantially all of the economic benefits derived by the consolidated affiliated entities through (i) the Group's option (if and when so allowed under the applicable PRC laws) to acquire, all or part of the entire equity interests in ZTO Express, and the purchase price shall be the lower of the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by ZTO Express is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by ZTO Express under the exclusive consulting and services agreement and its supplemental agreement, and (iii) the Group's right to direct the management and operation activities of, as well as, in substance, all of the voting rights of ZTO Express.

(iv) *Renewal and reproduction*

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the consolidated affiliated entities, on the other hand, that framework may be renewed and/ or reproduced without being in strict compliance with the Applicable Requirements (including obtaining the approval of the Shareholders) (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the consolidated affiliated entities, or (iii) in relation to any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group might wish to establish when justified by business expediency, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(v) Ongoing reporting and approvals

The Company will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

- The Contractual Arrangements in place during each financial reporting period will be disclosed in the Company's annual report and accounts in accordance with the relevant provisions of the Listing Rules.

- The independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company's annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by ZTO Express to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and ZTO Express during the relevant financial period under paragraph (iv) above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

- The Company's auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by ZTO Express to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

- For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the consolidated affiliated entities will be treated as the Company's subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the consolidated affiliated entities and their respective associates will be treated as connected persons of the Company (excluding, for this purpose, the consolidated affiliated entities), and transactions between these connected persons and the Group (including, for this purpose, the consolidated affiliated entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

- ZTO Express undertakes that, for so long as Class A ordinary shares of the Company are listed on the Hong Kong Stock Exchange, ZTO Express will provide the Group's management and the Company's auditor full access to its relevant records for the purpose of the Company's auditor's review of the connected transactions.

Save for disclosed in this annual report, there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted for the year ended December 31, 2024.

DIRECTORS' REPORT

Other Continuing Connected Transactions

During the Reporting Period, in addition to the Contractual Arrangements, the Group entered into certain transactions which constitute our continuing connected transactions under the Listing Rules with the following persons who constitute connected persons or deemed connected persons of the Company based on their respective relationships with (i) Mr. Meisong LAI, an executive Director and controlling shareholder of the Company, and/or (ii) Mr. Jianfa LAI, the substantial shareholder of ZTO Express, a consolidated affiliate entity of the Company:

Name of Connected Persons	Abbreviation	Connected Relationship
Shanghai Mingyu Barcode Technology Ltd. (上海銘育條碼技術有限公司)	Shanghai Mingyu	Wholly-owned by Mr. Mingsong LAI, brother of Mr. Meisong LAI
Hangzhou Juxin Express Delivery Service Co., Ltd. (杭州聚欣快遞服務有限公司)	Hangzhou Juxin	Held as to 70% by Ms. Mingxian LAI, sister of Mr. Jianfa LAI
Ningbo City Haishu Zhongkuai Logistics Co., Ltd. (寧波市海曙中快物流有限公司)	Ningbo Haishu	Held as to 80% by Mr. Jiangping QIU, cousin of Mr. Jianfa LAI
Shanghai Yunqinzhang Express Delivery Co., Ltd. (上海雲琴樟速遞有限公司)	Shanghai Yunqinzhang	Held as to 60% by Mr. Yunzhang LAI, cousin of Mr. Meisong LAI
Wuxi Huijitong Express Delivery Co., Ltd. (無錫市匯吉通快遞有限公司)	Wuxi Huijitong	Held as to 52% by Mr. Jianchang LAI, cousin of Mr. Jianfa LAI and brother-in-law of Mr. Meisong LAI
Hangzhou Jitong E-commerce Co., Ltd. (杭州吉通倉儲服務有限公司)	Hangzhou Jitong	Wholly-owned by Mr. Jianchang LAI, cousin of Mr. Jianfa LAI and brother-in law of Mr. Meisong LAI
Huzhou Zhongle Express Co., Ltd. (湖州眾樂速遞有限公司)	Huzhou Zhongle	Held as to 60% by Mr. Liansheng LAI, uncle of Mr. Jianfa LAI
ZTO Freight (Cayman) Inc.	ZTO Freight	Held (i) as to approximately 19.85% by companies controlled by Mr. Meisong LAI, together with his brother, Mr. Mingsong LAI, and (ii) as to approximately 17.25% by the Group

Name of Connected Persons	Abbreviation	Connected Relationship
ZTO Cloud Warehouse Technology Co., Ltd. (中通雲倉科技有限公司)	ZTO Cloud Warehouse	Held as to more than 30% by entities ultimately controlled by Mr. Meisong LAI and his associates (including the Group) during the Reporting Period until January 29, 2024; after certain restructuring of corporate structure during the Reporting Period, ZTO Cloud Warehouse ceased to be a connected person of the Company but remained a commonly held entity of the Company during the remaining of the Reporting Period; as of the Latest Practicable Date, ZTO Cloud Warehouse was held as to (i) approximately 12.86% by a consolidated affiliated entity of the Company and (ii) approximately 11.09% by Mr. Meisong LAI. As such, transactions between the Group and ZTO Cloud Warehouse (and its subsidiaries) ceased to be connected transactions since January 30, 2024, except for the transactions under the Factoring Services Agreement with ZTO Cloud Warehouse which remain continuing connected transactions.
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. (中通雲冷網絡科技(浙江)有限公司)	ZTO Yun Leng	Ultimately beneficially held (i) as to more than 30% by Mr. Meisong LAI and his brother, Mr. Mingsong LAI, and (ii) as to approximately 18% by ZTO Express

DIRECTORS' REPORT

Set out below is a table in relation to continuing connected transactions of the Group during the Reporting Period (other than the Contractual Arrangements disclosed above) that are required under the Listing Rules to be disclosed in the annual report and consolidated financial statements of the Company.

Continuing Connected Transactions	Annual Cap for the Year Ended December 31, 2024 (RMB million)	Actual Transaction Amount for the Year Ended December 31, 2024 (RMB million)
(1) **Procurement Framework Agreement**		
Fees payable by the Group to Shanghai Mingyu and its subsidiaries	388.3	360.3
(2) **Express Delivery Service Franchise Agreements**		
Franchise fees payable to the Group by		
Hangzhou Juxin and its subsidiaries	64.5	50.0
Ningbo Haishu and its subsidiaries	339.0	104.4
Shanghai Yunqinzhang and its subsidiaries	25.0	7.3
Wuxi Huijitong and its subsidiaries	101.1	–
Hangzhou Jitong and its subsidiaries	7.0	3.1
Huzhou Zhongle and its subsidiaries	243.8	–
(3) **Freight Services Agency Agreement**		
Agency fees payable by the Group to ZTO Yun Leng and its subsidiaries	403.4	141.8
(4) **Warehouse Storage Framework Agreement**		
Storage fees payable by the Group to ZTO Cloud Warehouse and its subsidiaries	44.0	0.1[1]
(5) **Express Delivery Services Framework Agreements**		
Services fees for the provision of express delivery services to be received by the Group from		
ZTO Cloud Warehouse and its subsidiaries	616.0	22.9[1]
ZTO Yun Leng and its subsidiaries	101.8	12.3
(6) **ZTO Freight Transportation and Logistics Services Agreement**		
Service fees payable by the Group to ZTO Freight and its subsidiaries	1,248.5	745.2

Continuing Connected Transactions	Annual Cap for the Year Ended December 31, 2024 (RMB million)	Actual Transaction Amount for the Year Ended December 31, 2024 (RMB million)
(7) Property Leasing Framework Agreements		
Rent and related expenses payable to the Group by		
Shanghai Mingyu and its subsidiaries	**2.6**	**1.9**
ZTO Yun Leng and its subsidiaries	**2.0**	**1.1**
ZTO Cloud Warehouse and its subsidiaries	**75.0**	**5.2**[1]
ZTO Freight and its subsidiaries	**78.4**	**45.3**
Huzhou Zhongle and its subsidiaries	**6.0**	**–**
(8) Factoring Services Agreements		
Factoring limit (being the maximum outstanding factoring balance at any time during the effective term of the Factoring Services Agreements)		
ZTO Cloud Warehouse and its subsidiaries	**100.0**	**36.0**
ZTO Freight and its subsidiaries	**300.0**	**42.2**
Service fees payable to the Group by		
ZTO Cloud Warehouse and its subsidiaries	**7.0**	**2.1**
ZTO Freight and its subsidiaries	**20.9**	**1.5**

Note:

(1) The transaction amount is for the period from January 1, 2024 to January 30, 2024 as the relevant transactions between the Group and ZTO Cloud Warehouse (and its subsidiaries) ceased to be connected transactions of the Company since January 30, 2024.

DIRECTORS' REPORT

(1) Procurement Framework Agreement

The Company (for itself and on behalf of its subsidiaries) and Shanghai Mingyu (for itself and on behalf of its subsidiaries) entered into a procurement framework agreement on December 23, 2022 and an amended procurement framework (to revise and increase annual caps) on April 26, 2023 (the "**Procurement Framework Agreement**"), pursuant to which Shanghai Mingyu shall provide logistic supplies (mainly thermal paper which is used to produce waybill labels to be placed on parcels for tracking purposes in the course of transit) to the Group and in return Shanghai Mingyu shall receive a monthly fee.

When determining the fees payable by the Group, the Group will assess its business needs and take into account a number of factors, including but not limited to (i) historical transaction amounts of the same and/or similar nature, (ii) the change in demand and supply of raw materials and the fluctuation in the costs of raw materials of the logistics supplies which include but not limited to the transportation cost, (iii) the quality of the products and ancillary services provided, production capacity, capability, stability in production and delivery, and the delivery schedule of the supplier/provider, and (iv) the prevailing market rates charged by comparable independent third party providers in the market for the same or comparable type of products.

The initial term of the Procurement Framework Agreement is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Procurement Framework Agreement are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

(2) Express Delivery Service Franchise Agreements

The Company (for itself and on behalf of its subsidiaries) entered into an express delivery service franchise agreement on substantially similar terms with each of (i) Hangzhou Juxin (for itself and on behalf of its subsidiaries), (ii) Ningbo Haishu (for itself and on behalf of its subsidiaries), (iii) Shanghai Yunqinzhang (for itself and on behalf of its subsidiaries) and (iv) Wuxi Huijitong (for itself and on behalf of its subsidiaries) on December 23, 2022, and with each of (v) Hangzhou Jitong (for itself and on behalf of its subsidiaries) and (vi) Huzhou Zhongle (for itself and on behalf of its subsidiaries) on April 26, 2023 (collectively, the "**Express Delivery Service Franchise Agreements**").

Pursuant to the Express Delivery Service Franchise Agreements, relevant members of the Group (as the franchisor) will grant to each of Hangzhou Juxin, Ningbo Haishu, Shanghai Yunqinzhang, Wuxi Huijitong, Hangzhou Jitong and Huzhou Zhongle (and/or their respective subsidiaries, as applicable) (as the franchisee) (i) the exclusive right to operate the business in relation to the provision of the express delivery services (including the operation of the outlets that provide first-mile pickup and last-mile delivery services) using the proprietary marks of the Group within certain designated territories in China, (ii) a license to use the Group's trademarks and logos on staff uniforms, outlets and transportation vehicles, and for promotion and advertising purposes, and (iii) the right to use the Group's operating resources, including but not limited to the data management system. The Group shall in return receive franchise fees which consist of (i) a lump sum franchise fee and security deposit, as well as (ii) network transit fees. Such network transit fees are fees payable by the franchisees to the Group in connection with the services the Group provide to them which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The franchise fees shall be determined after arm's length negotiations between the parties.

The initial term of each of the Express Delivery Service Franchise Agreements is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Express Delivery Service Franchise Agreements are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

(3) *Freight Services Agency Agreement*

The Company (for itself and on behalf of its subsidiaries) and ZTO Yun Leng (for itself and on behalf of its subsidiaries) entered into a freight services agency agreement on December 23, 2022 and an amended freight services agency agreement (to revise and increase annual caps) on April 26, 2023 (the "**Freight Services Agency Agreement**"), pursuant to which the Group shall appoint ZTO Yun Leng and its subsidiaries as its agents for the provision of air freight forwarding services in relation to shipments with origins or destinations in China.

ZTO Yun Leng and its subsidiaries will provide air freight forwarding services per the request of the Group and deliver cargo entrusted by the Group through designated airlines and routes agreed by the relevant parties. The agency fees payable by the Group are based on market rates and the weight of the cargo transported and will be settled on a monthly basis. The agency fees to be paid by the Group in respect of each of the shipments will be determined on a case-by-case basis based on arm's length negotiations with ZTO Yun Leng and its subsidiaries with reference to the prevailing market rates.

DIRECTORS' REPORT

The initial term of the Freight Services Agency Agreement is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Freight Services Agency Agreement are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

(4) *Warehouse Storage Framework Agreement*

The Company (for itself and on behalf of its subsidiaries) and ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) entered into a warehouse storage framework agreement (the "**Warehouse Storage Framework Agreement**") on December 23, 2022, pursuant to which ZTO Cloud Warehouse and its subsidiaries shall provide warehouse storage services to the Group and ZTO Cloud Warehouse shall in return receive storage fees from the Group.

The storage fees shall be determined with reference to the type, size and volume of parcels, the location of the warehouse and the relevant party/customers' specific requirements as well as storage fees charged by independent third-party warehouse services providers. To ensure that the storage fee is on normal commercial terms or better, the Group will seek quotations from at least two service providers.

The initial term of the Warehouse Storage Framework Agreement is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Warehouse Storage Framework Agreement are set out in the announcement of the Company dated December 23, 2022.

Due to the internal restructuring of the ZTO Cloud Warehouse, ZTO Cloud Warehouse ceased to be a connected person of the Company since January 30, 2024, and the transactions under the Warehouse Storage Framework Agreement ceased to be continuing connected transactions of the Company since January 30, 2024.

(5) *Express Delivery Services Framework Agreements*

The Company (for itself and on behalf of its subsidiaries) entered into an express delivery services framework on substantially similar terms, respectively, (i) with ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) on December 23, 2022, and (ii) with ZTO Yun Leng (for itself and on behalf of its subsidiaries) on April 26, 2023 (collectively, the "**Express Delivery Services Framework Agreements**"). Pursuant to the Express Delivery Services Framework Agreements, the Group shall provide express delivery services to ZTO Cloud Warehouse and ZTO Yun Leng (and their respective subsidiaries) in exchange for service fees.

In determining whether the Group should engage ZTO Yun Leng and its subsidiaries, the Group will take into account the market prices charged by the Group to independent third parties for the same or comparable type of services, and vice versa. In particular, for the provision of express delivery services, the network transit fees are fees payable to the Group in connection with the services the Group provides which mainly include parcel sorting and parcel line-haul transportation and are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. Such pricing applies to all customers (whether connected persons or not) and is determined by the Group based on (i) the operating costs of the Group's business, (ii) factors including market conditions and competitions as well as the service quality of the Group, and/or (iii) the market conditions and competition faced by its customers.

The initial term of each of the Express Delivery Services Framework Agreements is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Express Delivery Services Framework Agreements are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

Due to the internal restructuring of the ZTO Cloud Warehouse, ZTO Cloud Warehouse ceased to be a connected person of the Company since January 30, 2024, and the transactions under the Express Delivery Services Framework Agreement with ZTO Cloud Warehouse ceased to be continuing connected transactions of the Company since January 30, 2024.

(6) *ZTO Freight Transportation and Logistics Services Agreement*

The Company (for itself and on behalf of its subsidiaries) and ZTO Freight (for itself and on behalf of its subsidiaries) entered into a transportation and logistics services agreement on December 23, 2022 and an amended transportation and logistics services agreement (to revise and increase annual caps) on April 26, 2023 (the "**ZTO Freight Transportation and Logistics Services Agreement**"), pursuant to the which ZTO Freight and its subsidiaries shall provide the Group with transportation and logistics services in China.

In determining whether the Group should engage ZTO Freight and its subsidiaries, the Group will take into account the market prices charged by the Group to independent third parties for the same or comparable type of services, taking into account the volume of business. To ensure that the price is on normal commercial terms or better, the Group will on an annual basis re-elect the service providers for major routes and send the invitation for quotation to at least two service providers.

The initial terms of the ZTO Freight Transportation and Logistics Services Agreement is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the ZTO Freight Transportation and Logistics Services Agreement are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

DIRECTORS' REPORT

(7) *Property Leasing Framework Agreements*

The Company (for itself and on behalf of its subsidiaries) entered into a property leasing framework agreement in respect of the leasing of the Group's properties on substantially similar terms, respectively, (A) with (i) Shanghai Mingyu (for itself and on behalf of its subsidiaries), (ii) ZTO Yun Leng (for itself and on behalf of its subsidiaries), (iii) ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) and (iv) ZTO Freight (for itself and on behalf of its subsidiaries) on December 23, 2022, and (B) with (v) Huzhou Zhongle on April 26, 2023, and entered into an amended property leasing framework agreement (to revise and increase annual caps) with each of ZTO Yun Leng (for itself and on behalf of its subsidiaries) and ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) on April 26, 2023 (collectively, the "**Property Leasing Framework Agreements**").

Pursuant to the Property Leasing Framework Agreements, the Group will (i) lease certain properties (mainly office premises, warehouses and sorting hubs) owned by the Group to Shanghai Mingyu, ZTO Yun Leng, ZTO Cloud Warehouse, ZTO Freight, Huzhou Zhongle and their respective subsidiaries for logistics, warehousing operations, as office and other related business operations; and (ii) the rent and related expenses (including utility fees) to be paid by the relevant lessees will be at the market price charged by independent third parties and on normal commercial terms. The rent will be payable by the relevant lessees to the Group in a lump sum, on quarterly or half-yearly basis or accordingly to the pre-determined payment schedule as determined by the specific underlying lease agreement.

The initial term of each of the Property Leasing Framework Agreements is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal upon the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Property Leasing Framework Agreements are set out in the announcements of the Company dated December 23, 2022 and April 26, 2023.

Due to the internal restructuring of the ZTO Cloud Warehouse, ZTO Cloud Warehouse ceased to be a connected person of the Company since January 30, 2024, and the transactions under the Property Leasing Framework Agreement with ZTO Cloud Warehouse ceased to be continuing connected transactions of the Company since January 30, 2024.

(8)   Factoring Services Agreements

The Company (for itself and on behalf of its subsidiaries) entered into a factoring services agreement on substantially similar terms, with each of (i) ZTO Freight (for itself and on behalf of its subsidiaries) and (ii) ZTO Cloud Warehouse (for itself and on behalf of its subsidiaries) on April 26, 2023 (the "**Factoring Services Agreements**").

Pursuant to the Factoring Services Agreements, ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) shall transfer to the Group their respective ownership of the account receivables and the Group shall provide respective financing services to ZTO Cloud Warehouse and ZTO Freight (and/ or their respective subsidiaries) for a sum up to a certain fixed percentage of the total amount of account receivables involved. The ownership transfer will be reversed once the borrowed amount has been fully repaid by ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) to the Group, and the Group shall have the right to enforce the payment under the account receivables in the case of default by ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries). The Group charges service fees (including finance interest and other miscellaneous fees (as applicable)) based on the total sum extended to ZTO Cloud Warehouse and ZTO Freight (and/or their respective subsidiaries) and the financing period. The service fees (including interest rate and any other miscellaneous fees) payable to the Group by ZTO Cloud Warehouse, ZTO Freight or their respective subsidiaries shall be determined on a fair and reasonable basis and shall not be less favorable than the service fees charged by the Group to independent third parties in providing the same type of factoring services under similar conditions.

The initial term of each of the Factoring Services Agreements is from the Primary Conversion Effective Date to December 31, 2025, subject to renewal by the mutual agreement of the parties and in compliance with the Listing Rules.

Further details of the Factoring Services Agreements are set out in the announcement of the Company dated April 26, 2023.

During the year ended December 31, 2024, save as disclosed in this annual report, no related party transaction disclosed in Note 18 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required, and the Company has complied with the applicable disclosure requirements in Chapter 14A of the Listing Rules.

DIRECTORS' REPORT

Confirmation from Independent Non-executive Directors

The Company's independent non-executive Directors have reviewed the above continuing connected transactions during the Reporting Period disclosed on pages 24 to 43 of this annual report (the "**Disclosed Continuing Connected Transactions**") and confirmed that:

(1) with respect to the Contractual Arrangements, the transactions carried out during the Reporting Period have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(2) with respect to the Contractual Arrangements, no dividends or other distributions have been made by ZTO Express to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period;

(3) with respect to the Contractual Arrangements, no new contracts were entered into, renewed or reproduced between the Group and ZTO Express during the Reporting Period other than the ones disclosed above;

(4) each of the Disclosed Continuing Connected Transactions disclosed above has been entered into in the ordinary and usual course of business of the Group;

(5) each of the Disclosed Continuing Connected Transactions has been entered into on normal commercial terms or better; and

(6) each of the Disclosed Continuing Connected Transactions has been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable, or advantageous to the Shareholders, and in the interests of the Company and the Shareholders as a whole.

Confirmation from the Company's Independent Auditor

Pursuant to Rule 14A.56 of the Listing Rules, the Company's auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants.

The Company's auditor has confirmed in a letter to the Board that, with respect of the Disclosed Continuing Connected Transactions:

(1)   nothing has come to the auditor's attention that causes the auditor to believe that the Disclosed Continuing Connected Transactions have not been approved by the Board;

(2)   for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(3)   nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

(4)   with respect to the aggregate amount of each of the continuing connected transactions set out in the table on pages 36 to 37 above, nothing has come to the auditor's attention that causes the auditor to believe that such Disclosed Continuing Connected Transactions have exceeded the annual caps as set by the Company; and

(5)   with respect of the Disclosed Continuing Connected Transactions with consolidated affiliated entities under the Contractual Arrangements, nothing has come to the auditor's attention that causes the auditor to believe that dividends or other distributions have been made by ZTO Express to the holders of its equity interests which are not subsequently assigned or transferred to the Group.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote and each Class B ordinary share entitles the holder to exercise ten votes respectively, on all matters that require a shareholder's vote. Save for the weighted voting rights attached to Class B ordinary shares, the rights attached to all classes of Shares are identical.

DIRECTORS' REPORT

As of December 31, 2024, the number of Class B ordinary shares held by our WVR Beneficiary and his shareholding and voting rights are as follows:

	Number of Class B ordinary shares held by the WVR Beneficiary	Approximate percentage of voting rights of Class B ordinary shares held by the WVR Beneficiary	Approximate total percentage of voting rights of Class A and Class B ordinary shares held by the WVR Beneficiary
Mr. Meisong LAI(Note 1)	206,100,000	77.3%	77.5%
Zto Lms Holding Limited(Note 2)	206,100,000	77.3%	77.5%

Note 1: In additional to above, Mr. Meisong LAI was also interested in 4,608,920 Class A ordinary shares (excluding (a) his economic rights associated with 964,765 Class A ordinary shares held by ZTO ES, an employee shareholding platform of the Group, that corresponds to his proportional indirect ownership of ZTO ES (i) to receive dividends (if any) and (ii) power to direct the disposition of such shares, and (b) 450,000 share options granted to him to purchase 450,000 Class A ordinary shares pursuant to the 2024 Plan) as of December 31, 2024. For further information, please refer to the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" in this annual report.

Note 2: Zto Lms Holding Limited is a BVI company beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members.

As of December 31, 2024, the WVR Beneficiary was interested in a total of 4,608,920 Class A ordinary shares (excluding his economic rights associated with 964,765 Class A ordinary shares held by ZTO ES and 450,000 share options granted to him pursuant to the 2024 Plan) and 206,100,000 Class B ordinary shares, representing a total of approximately 77.5% voting rights in the Company, based on the number of Class A ordinary shares and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class (comprising 604,239,182 Class A ordinary shares and 206,100,000 Class B ordinary shares as of December 31, 2024, including 5,517,901 Class A ordinary shares underlying ADSs repurchased during the Reporting Period that were pending cancellation as of December 31, 2024), with respect to all matters that require a shareholder's vote. For the Primary Conversion, we have undertaken to procure ZTO ES to abstain from voting on matters that require shareholders' approval under the Listing Rules with respect to all the shares held by ZTO ES.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, our Company will issue 206,100,000 Class A ordinary shares, representing approximately 34.1% of the total number of issued and outstanding Class A ordinary shares as of December 31, 2024.

As the Company was initially listed as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Listing Rules with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Listing Rules (Weighted Voting Rights) do not apply to the Company pursuant to Rule 8A.46 of the Listing Rules and the Articles of Association differ from Chapter 8A in a number of ways, in particular, the Articles of Association do not provide for WVRs to terminate in the circumstances specified in Chapter 8A, such as where the WVR beneficiary is deceased or no longer a director. The relevant exemptions pursuant to Chapter 8A of the Listing Rules continue to apply after the Primary Conversion.

If at any time Mr. Meisong LAI and his affiliates collectively own less than 10% of the total issued share capital of the Company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. In addition, (1) upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the Articles of Association) of such holder, or (2) upon a change of ultimate beneficial ownership of any Class B ordinary share to any person or entity that is not an Affiliate of such holder, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular, that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exercise his higher voting power to influence the affairs of our Company and the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in our Company only after due and careful consideration.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the fiscal year ended December 31, 2024, less than 30% of our total revenue was generated from our five largest customers combined and less than 30% of our total purchases was made from the five largest suppliers combined.

None of the Directors, their respective close associates, or any Shareholder (which to the best of the Directors' knowledge owns more than 5% of the number of issued Shares) had any interest in any of our five largest customers or suppliers during the Reporting Period.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

DIRECTORS' REPORT

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY AND EQUIPMENT

Details of the property and equipment of the Group during the Reporting Period are set out in Note 5 to the consolidated financial statements.

During the Reporting Period, none of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the financial year ended December 31, 2024 are set out in the consolidated statement of changes in shareholders' equity on pages 102 to 104 and the section below headed "Purchase, Sale, or Redemption of the Company's Listed Securities" in this annual report.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the Latest Practicable Date, the Company had maintained the prescribed percentage of public float under the Listing Rules.

DONATION

During the Reporting Period, the Group made charitable donations of RMB11.2 million.

DEBENTURE ISSUED

The Group did not issue any debentures during the Reporting Period.

CONVERTIBLE SENIOR NOTES AND USE OF PROCEEDS FROM THE NOTES OFFERING

In August 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the "**2027 Notes**"). The 2027 Notes bear interest at a rate of 1.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Holders may convert the 2027 Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company's ADSs, each currently representing one Class A ordinary share, or a combination of cash and ADSs, at its election. As disclosed in the announcement dated August 25, 2022 issued by the Company in connection with the Notes Offering, the Company has entered into capped call transactions with an affiliate of the initial purchaser and another financial institution in connection with the pricing of the 2027 Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The 2027 Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended.

As disclosed in the Company's announcements dated August 24, 2022 and August 25, 2022, the Company used a portion of the net proceeds from the offering of the 2027 Notes in the amount of US$54 million to pay the costs of the capped call transactions. We received proceeds of approximately US$930.3 million net of issuance cost paid and capped call option. The Company planned to use the remainder of the net proceeds for (i) enhancement of the scale and capability of our logistics operations; (ii) investment in the logistics ecosystem; and (iii) working capital and other general corporate purposes. For further details, please refer to the announcements of the Company dated August 24 and 25, 2022.

As of December 31, 2024, we had utilized the above net proceeds as intended as to (i) US$282.1 million for enhancement of the scale and capability of our logistics operations; (ii) US$7.0 million for investment in the logistics ecosystem; and (iii) US$641.2 million for working capital and other general corporate purposes. All the net proceeds from the offering of the 2027 Notes have been utilized as of December 31, 2024.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Share Incentive Plans" and "Convertible Senior Notes" in this annual report, no equity-linked agreement was entered into by the Group, or existed during the Reporting Period.

DIRECTORS' REPORT

DIVIDEND

On March 19, 2024, the Board approved a final dividend of US$0.62 per ADS and ordinary share for the fiscal year ended December 31, 2023, which was paid to holders of its ordinary shares and ADSs as of the close of business on April 10, 2024.

On August 20, 2024, the Board approved an interim dividend of US$0.35 per ADS and ordinary share for the six months ended June 30, 2024, which was paid to holders of its ordinary shares and ADSs as of the close of business on September 10, 2024.

On March 18, 2025, the Board approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2025. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 10, 2025 (Hong Kong Time). The payment date is expected to be April 22, 2025 for holders of Class A and Class B ordinary shares, and April 29, 2025 for holders of ADSs.

PURCHASE, SALE, OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased a total of 8,045,382 ADSs on the NYSE (representing the same number of Class A ordinary shares (the "**Repurchased Shares**")) for an aggregate consideration of US$158,786,680.88 (before expense). As at the Latest Practicable Date, all the Repurchased Shares repurchased during the Reporting Period have been cancelled. The Directors considered that the above ADS repurchases were made to reflect the Company's confidence in its long-term business prospects and potential growth.

Particulars of the repurchases made by the Company during Reporting Period are as follows:

NYSE

Month 2024	Number of ADSs repurchased	Highest price paid per ADS	Lowest price paid per ADS	Total consideration paid (before expense)
		(US$)	(US$)	(US$)
July	2,527,481	20.00	19.27	49,948,040.10
December	5,517,901	20.00	19.11	108,838,640.78

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed (including sale of treasury shares as defined under the Listing Rules) on the Hong Kong Stock Exchange or the NYSE during the Reporting Period. The Company did not hold any treasury shares as defined under the Listing Rules as at December 31, 2024.

PERMITTED INDEMNITY

Pursuant to Article 161 of the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them incurred or sustained, other than by reason of such Director's own dishonesty, wilful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently in force during the Reporting Period. Liability insurance for the Directors and senior management officers of the Company has been maintained by the Company with coverage for legal liabilities which may arise in the course of performing their duties.

RESERVES

Details of movements in the reserves of the Group and the Company during the fiscal year ended December 31, 2024 are set out in the consolidated statement of changes in shareholders' equity on pages 102 to 104 and in Note 24 to the consolidated financial statements, respectively.

As of December 31, 2024, the Company had distributable reserve of RMB25.8 billion.

LOANS AND BORROWINGS

Details of the bank loans, overdrafts and other borrowings of the Group for the fiscal year ended December 31, 2024 are set out in Note 12 to the consolidated financial statements.

DIRECTORS' REPORT

DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors entered into a director agreement with the Company on April 25, 2023. The appointment shall continue for an initial term of three years from May 1, 2023 or until the third annual general meeting of the Company following May 1, 2023, whichever is sooner (subject to re-election as and when required under the Listing Rules and/or the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' prior written notice.

Each of our non-executive Directors and independent non-executive Directors entered into a director agreement/amended and restated director agreement with the Company on April 25, 2023 (save for Mr. Xudong CHEN, who entered into a director agreement on May 18, 2023). The appointment shall continue for an initial term of three years from May 1, 2023 or until the third annual general meeting of the Company following May 1, 2023, whichever is sooner (and for Mr. Xudong CHEN, three years from June 15, 2023) (subject to re-election as and when required under the Listing Rules and/or the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' prior written notice.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the section "Connected Transactions" of this annual report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during the Reporting Period.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the CG Code, the Company has established the Compensation Committee to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

Details of the remuneration of the Directors and the five highest paid individuals are set out in Notes 27 and 28 to the consolidated financial statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors and/or the five highest paid individuals as an inducement to join, or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as disclosed in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Reporting Period.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

AUDITOR

The consolidated financial statements of the Group have been audited by Deloitte Touche Tohmatsu, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. There was no change in the Company's independent external auditors in any of the preceding three years.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

CONTROLLING SHAREHOLDER'S AND DIRECTORS' COMPETING BUSINESS

Each of our Controlling Shareholders and Directors confirms that as of the Latest Practicable Date, he or she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong
April 17, 2025

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Meisong LAI

Mr. Meisong LAI, aged 54, is our founder and has served as chairman of our board of directors since May 2013 and chief executive officer since our inception. Mr. Lai currently serves as directors and supervisors of other members of the Group. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China's express delivery industry and has been deeply involved in the industry for over 20 years.

Mr. Lai studied at the "Lakeside University" and Tsinghua University PBC School of Finance.

Mr. Meisong Lai is a brother-in-law to Mr. Jianchang Lai.

Jilei WANG

Mr. Jilei WANG, aged 59, has been our director since May 2013 and has served as our vice president of infrastructure management since October 2012. Mr. Wang currently serves as directors and supervisors of other members of the Group. From October 2009 to March 2012, Mr. Wang served as a deputy general manager of Beijing ZTO Daying Logistics Co., Ltd., our then network partner in Beijing.

Hongqun HU

Mr. Hongqun Hu, aged 56, has been our director since May 2022 and has served as our chief operating officer since June 2017. Mr. Hu currently serves as directors of other members of the Group. Mr. Hu has thirty years of experience in the financial services industry. Prior to joining us, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from March 2016 to February 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from March 2008 to March 2016, respectively.

Mr. Hu graduated from the advanced class in modern executive business administration from Zhejiang University in China in January 2006 and graduated from Ningbo University in China with a major in finance in July 2003.

DIRECTORS AND SENIOR MANAGEMENT

NON-EXECUTIVE DIRECTORS

Xing LIU

Mr. Xing LIU, aged 54 has served as our director since May 2013. Mr. Liu is currently a partner of HongShan, which he joined in May 2007. Mr. Liu has served as an independent director of Vipshop Holdings Limited (NYSE: VIPS) ("**Vipshop**") since January 2011 and as a non-executive director of China Renaissance Holdings Limited (HKEX: 1911) from 2020 to 2023.

Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master's degree in computer engineering from Syracuse University in December 1995, and graduated from Fudan University in July 1992 with a major in management information systems.

Xudong CHEN

Mr. Xudong CHEN, aged 41, is a non-executive Director. Mr. Chen became our director in June 2023. He has been a director for Strategic Investment at Alibaba Group since May 2023. From November 2019 to April 2023, Mr. Chen was a director for Strategic Investment at Cainiao Network. From September 2013 to November 2019, Mr. Chen successively served as an associate, senior associate, vice president, and executive director for private equity investment at HOPU Investments. From July 2012 to August 2013, Mr. Chen served as an associate at investment banking department of Deutsche Bank Securities in New York. From July 2006 to October 2008, Mr. Chen worked at investment banking department of China International Capital Corporation as an analyst. Mr. Chen has been a non-executive director of Quantium Solutions International Pte. Ltd. since June 2022.

Mr. Chen received his MBA degree from Ross School of Business at University of Michigan in 2012, and his bachelor's degree in economics from Fudan University in 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Frank Zhen WEI

Mr. Zhen WEI, also known as Mr. Frank Zhen WEI, aged 53, has been our director since August 2015. Mr. Wei worked at Warburg Pincus during 2002 to 2024. He was a managing director since 2010, and led the firm's private equity business in China during 2016-2023. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei was a director of Hwabao WP Fund Management Co., Ltd. from January 2019 to July 2022, a non-executive director of AAG Energy Holdings Limited (HKEX: 2686) from January 2015 to August 2018 and a non-executive director of CAR Inc. (HKEX: 699) from January 2016 to October 2019.

Mr. Wei received a master's degree in business administration from Harvard Business School in June 2002 and a bachelor's degree in science from the University of Texas at Austin in May 1995.

DIRECTORS AND SENIOR MANAGEMENT

Qin Charles HUANG

Mr. Qin Charles HUANG, aged 55, is an independent non-executive Director. Mr. Huang became our director in October 2016. Mr. Huang is the chairman and chief executive officer of CEG (Asia) Limited (also known as China Education Group), an education services provider for students, executives and professionals in Greater China and has been a director since its inception in 1999. Mr. Huang served on the board of directors of Sohu.com Inc. (NASDAQ: SOHU) since 2001. Mr. Huang previously held positions at Deutsche Bank, New York and Hong Kong, including as head of Asian securitization, and also served as senior vice president of Prudential Securities Inc., New York.

Mr. Huang received a Master of Science degree in electrical engineering and computer science from the Massachusetts Institute of Technology in September 1990. Mr. Huang is also a Chartered Financial Analyst.

Herman YU

Mr. Herman YU, aged 54, has been our director since October 2016. Mr. YU advises and invests in high tech companies in the AI, internet, Web3, fintech and green energy sectors. Previously, Mr. YU worked at Baidu, Inc. (NASDAQ: BIDU, HKEX: 9888), an AI and internet company, serving as its chief strategy officer from August 2021 to March 2023 and as its chief financial officer from September 2017 to November 2021. Prior to joining Baidu, Mr. YU served as the chief financial officer of Weibo Corporation (NASDAQ: WB, HKEX: 9898), a social media company, from 2015 to 2017, and as the chief financial officer of SINA Corporation, an internet portal, from 2006 to 2015.

Mr. YU is a California certified public accountant and holds a B.A. in economics from the University of California, Santa Cruz and a Master of Accounting from the University of Southern California.

Tsun-Ming KAO

Mr. Tsun-Ming KAO, also known as Mr. Tsun-Ming (Daniel) Kao, aged 59, has been our director since October 2017. Mr. Kao has long-standing industry experience in leading e-Commerce and Internet companies in the U.S. and China. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) since April 2019 to July 2021. Prior to that, Mr. Kao served as the chief technology officer at Shanghai Noah Information Technology Co., Ltd. (an affiliate of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686)) from January 2018 to April 2019. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) from June 2012 to October 2016. Before joining Vipshop, Mr. Kao was an employee of eBay Inc. (NASDAQ: EBAY) ("**eBay**") and was assigned to work at eBay e-Commerce Technology Operations (Shanghai) Co., Ltd. as general manager and board director of China Operations Center from January 2010 to April 2012. Earlier in his career, he worked at eBay as a principal software engineer and software development manager for seven years.

Mr. Kao received a bachelor's degree in computer science from Iowa State University in August 1995.

Fang XIE

Ms. Fang XIE, also known as Heather Xie, aged 60, has been our director since November 2021. Ms. Xie has been a director and portfolio investment manager at Seres Capital since May 2021. Ms. Xie provided management consulting and leadership coaching services to startup companies and investment management companies from July 2018. Ms. Xie joined Prologis in March 2008, which later span off its China and Japan businesses and formed Global Logistic Properties ("**GLP**"). Ms. Xie took GLP public in Singapore Stock Exchange and served as Chief Financial Officer of GLP from May 2010 to January 2018. Prior to GLP, Ms. Xie worked in General Electric Companies in the US and Asia from 1994 with increasing responsibilities, including as head of Treasury of GE Asia Pacific, Controller of GE Asia Pacific, Chief Financial Officer of GE infrastructure Asia and GE Toshiba Silicones China.

Ms. Xie received a master's degree in economics from Cornell University in 1994 and a bachelor's and a master's degree in industrial economy from Renmin University of China in 1986 and 1989, respectively.

SENIOR MANAGEMENT

Our senior management team comprises Mr. Meisong LAI, Mr. Jilei WANG and Mr. Hongqun HU, who are each an executive Director of our Company, and Mr. Jingxi ZHU, Ms. Huiping YAN, Mr. Jianchang LAI, and Mr. Jianfeng ZHANG. See "Executive Directors" for biographies of Mr. Meisong LAI, Mr. Jilei WANG and Mr. Hongqun HU.

Jingxi ZHU

Mr. Jingxi ZHU, aged 44, has served as our president since May 2024 and has been our head of information technology since July 2003. He served as a vice president of information technology from September 2016 to May 2024. From January 2014 to September 2016, Mr. Zhu was also our director.

Mr. Zhu received an EMBA from Renmin University of China in 2021.

Huiping YAN

Ms. Huiping YAN, aged 58, has served as our chief financial officer since May 2018 and was our vice president of finance from January 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network, the logistics arm of Alibaba (NYSE: BABA, HKEX: 9988), and over four years at Home Inns, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at GE in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan has served as the independent non-executive director of WeRide Inc. (Nasdaq: WRD), an autonomous driving technology company since October 2024.

Ms. Yan studied at Shanghai International Studies University, where she majored in English literature and linguistics and received a bachelor's degree in business administration with an accounting major from Hawaii Pacific University in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant (AICPA) with a CGMA designation.

DIRECTORS AND SENIOR MANAGEMENT

Jianchang LAI

Mr. Jianchang LAI, aged 54, has been our vice president of overseas operations since September 2016. Mr. Lai was our director from January 2014 to September 2016 and our head of network partner management since our inception to September 2016.

Mr. Jianchang Lai is a brother-in-law to Mr. Meisong Lai.

Jianfeng ZHANG

Mr. Jianfeng ZHANG, aged 42, has served as our vice president of public relations since February 2016. Mr. Zhang served as assistant director of the News & Information Center of Xinhua News Agency Shanghai Bureau from June 2012 to February 2016 and deputy director of the Image Center of Xinhua News Agency Shanghai Bureau from August 2010 to February 2016.

Mr. Zhang received a master's degree in business administration from Arizona State University in December 2017, a master's degree in arts from Renmin University in China in June 2012 and a bachelor's degree in law from Shanghai International Studies University in China in July 2006.

JOINT COMPANY SECRETARIES

Ms. Songfei LI has been our joint company secretary since May 2023. Ms. Li joined our Group in April 2017 as the Head of Capital Markets of the Company, mainly responsible for investor relations, investment and financing, group strategy, etc. Ms. Li has over 10 years of experience in capital markets. Prior to joining our Group, Ms. Li served as the head of investor relations of Grand Baoxin Auto Group Limited from 2014 to 2016 and Hilong Holding Limited from 2016 to 2017 (both are listed on the Hong Kong Stock Exchange). From 2011 to 2014, Ms. Li worked as an equity analyst at several financial institutions, including JPMorgan Chase. Ms. Li received her bachelor's degree in business administration from Shanghai University of Finance and Economics in July 2008, and her master's degree from Rutgers University in New Jersey, the United States, in May 2010, majoring in quantitative finance. Ms. Li is currently pursuing EMBA studies at China Europe International Business School.

Mr. Ming King CHIU has been our joint company secretary since May 2023. Mr. Chiu currently serves as the Head of Corporate and Fund Services at Vistra Corporate Services (HK) Limited, where he leads a team of professional staff to provide a full range of corporate services and listed company secretary services. Mr. Chiu has over 15 years of experience in the company secretarial field and is currently the company secretary or joint company secretary of multiple public listed companies in Hong Kong. Mr. Chiu received a Bachelor of Arts from University of Toronto in Canada and a Master of Arts in professional accounting and information systems from City University of Hong Kong. He has been an associate member of The Chartered Governance Institute in the United Kingdom and The Hong Kong Chartered Governance Institute ("HKCGI") since 2003 and became a fellow member of both the HKCGI and the Chartered Governance Institute since September 2015. He currently acts as chairman of Professional Services Panel, co-chairman of Technical Consultation Panel – Wealth Management Interest Group and a council member of HKCGI.

DIRECTORS AND SENIOR MANAGEMENT

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO 13.51B(1) OF THE LISTING RULES

Save as disclosed in this annual report, there were no change to the information of the Directors is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and up to the Latest Practicable Date.

CONFIRMATION OF INDEPENDENCE

We have received from each independent non-executive Director an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules, and our Board considers each of them independent.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules. All references above to other sections, reports or notes in this annual report form part of this annual report.

CORPORATE GOVERNANCE REPORT

COMPLIANCE WITH THE CG CODE

During the year ended December 31, 2024 and up to the Latest Practicable Date, the Company has complied with all the code provisions as set forth in Part 2 of the CG code, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

As at the date of this report, the Board comprises three executive Directors, two non-executive Directors and five independent non-executive Directors. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On April 26, 2023, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Jilei WANG. The relevant Rule 10b5-1 trading plan expired during the Reporting Period.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code and the Model Code during the year ended December 31, 2024 and up to the date of this report.

BOARD COMPOSITION

During the Reporting Period and up to the date of this annual report, the composition of the Board comprised the following Directors:

Executive Directors

Mr. Meisong LAI *(Chairman)*
Mr. Jilei WANG
Mr. Hongqun HU

Non-executive Directors

Mr. Xing LIU
Mr. Xudong CHEN

Independent non-executive Directors

Mr. Frank Zhen WEI
Mr. Qin Charles HUANG
Mr. Herman YU
Mr. Tsun-Ming (Daniel) KAO
Ms. Fang XIE

The biographical information of the Directors is disclosed under "Directors and Senior Management" on pages 54 to 58 of this annual report.

Save as disclosed in this annual report, there are no material/relevant relationships (including financial, business, family) between members of the Board.

CORPORATE GOVERNANCE REPORT

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent.

During the Reporting Period, the Board had at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors, representing at least one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

MECHANISMS FOR BOARD'S INDEPENDENT VIEW AND INPUT

The Company has established formal and informal channels to ensure independent views and inputs are available to the Board. In particular: (i) half of the members of the Board are independent non-executive Directors; (ii) all of the Board committees are chaired by independent non-executive Directors; (iii) the independence of each independent non-executive Director is assessed upon his/her appointment and continuously on an annual basis; and (iv) the Directors and Board committee members have access to independent professional advice in matters relating to the Company where needed at the Company's expense. The Board will review the implementation and effectiveness of such mechanism on an annual basis.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Pursuant to code provision B.2.2 of the CG Code states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Details of the Directors' service contracts are set out in the section headed "DIRECTORS' SERVICE CONTRACTS" on page 52 of this annual report.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without the payment of compensation (other than statutory compensation).

CORPORATE GOVERNANCE REPORT

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the CG Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meeting will involve active participation of a majority of Directors, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

During the Reporting Period, the Board held 4 meetings. An annual general meeting and 10 committee meetings were held during the Reporting Period.

A summary of the attendance record of the Directors at general meetings, Board meetings and committee meetings is set out in the following table below:

	Number of meeting(s) attended in person/by proxies/eligible to attend					
Director	General meetings	Board meetings	Audit Committee meetings	Compensation Committee meetings	Nominating and Corporate Governance Committee meetings	ESG Committee meetings
Meisong LAI	1/1	4/4	N/A	N/A	N/A	N/A
Jilei WANG	1/1	4/4	N/A	N/A	N/A	1/1
Hongqun HU	1/1	4/4	N/A	N/A	N/A	1/1
Xing LIU	0/1	3/4	3/4	3/3	N/A	N/A
Xudong CHEN	1/1	4/4	N/A	N/A	N/A	N/A
Frank Zhen WEI	0/1	2/4	N/A	3/3	2/2	N/A
Qin Charles HUANG	1/1	4/4	4/4	3/3	2/2	1/1
Herman YU	0/1	4/4	4/4	N/A	N/A	N/A
Tsun-Ming (Daniel) KAO	1/1	4/4	N/A	N/A	2/2	N/A
Fang XIE	1/1	4/4	N/A	N/A	N/A [1]	1/1

Note:

(1)   Ms. Fang XIE was appointed a member of the Nominating and Corporate Governance Committee with effect from March 19, 2025.

Apart from regular Board meetings, the Chairman of the Board also held meetings with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

CORPORATE GOVERNANCE REPORT

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

Liability insurance for the Directors and senior management officers of the Company has been maintained by the Company with coverage for legal liabilities which may arise in the course of performing their duties.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and ESG Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of two independent non-executive Directors, namely Mr. Herman YU, Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an "audit committee financial expert" and as the chairman of the Audit Committee.

The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

*   appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

*   reviewing with the independent auditors any audit problems or difficulties and management's response;

*   reviewing and discussing with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan's progress and results during the year;

*   discussing the annual audited financial statements with management and the independent auditors;

*   reviewing with management, the Company's independent auditors and the Company's internal auditing department, the information which is required to be reported by the independent auditor;

*   resolving all disagreements between the Company's independent auditors and management regarding financial reporting;

*   reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

*   reviewing and approving all proposed related party transactions;

*   meeting separately and periodically with management and the independent auditors; and

*   monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee held 4 meetings during the Reporting Period, during which it reviewed and approved the financial results for the fourth quarter of 2023 and the consolidated financial statements for the fiscal year ended December 31, 2023 and for the first, second and third quarters of the fiscal year ended December 31, 2024, and met with the independent auditor of the Company, Deloitte Touche Tohmatsu. The Audit Committee has reviewed the effectiveness of the Company's internal audit function, and its duties under the CG Code, and discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the consolidated financial statements of the Group have been audited by the independent auditor of the Company.

CORPORATE GOVERNANCE REPORT

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG Code.

The Compensation Committee consists of two independent non-executive Directors, namely Mr. Frank Zhen WEI and Mr. Qin Charles HUANG and a non-executive Director, namely Mr. Xing LIU. Mr. Frank Zhen WEI is the chairman of the Compensation Committee.

The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation and employee benefit plans and practices, including its executive compensation plans. The Compensation Committee is responsible for, among other things:

- making recommendations to the Board on the Company's policy and structure for all Directors' and senior management's remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

- reviewing and approving, or recommending to the Board for its approval, the compensation for our chief executive officer and other executive officers;

- reviewing and recommending to the Board for determination with respect to the compensation of our non-employee Directors;

- reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements;

- selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management;

- reviewing at least annually the goals and objectives of the Company's general compensation plans and other employee benefit plans, including incentive compensation and equity-based plans, and amending, or recommending that the Board amend, these goal and objectives if the Compensation Committee deems it appropriate;

- reviewing at least annually the Company's general compensation plans and other employee benefit plans, including incentive-compensation and equity-based plans, in light of the goals and objectives of these plans, and recommending that the Board amend these plans if the Compensation Committee deems it appropriate; and

- reviewing and/or approving matters relating to share incentive plans under Chapter 17 of the Listing Rules.

The Compensation Committee held 3 meetings during the Reporting Period to review and make recommendation to the Board on the terms of the compensation of Directors and senior management to assess the performance of executive directors, review the Company's executive compensation plans in light of the Company's goals and objectives with respect to such plans, and review and approve matters relating to share incentive plans.

Details of the remuneration payable to each Director for the year ended December 31, 2024 are set out in Note 27 to the consolidated financial statements.

The remuneration of senior management by band for the year ended December 31, 2024 is set out below:

Remuneration bands (RMB)	Number of persons
1 – 3,000,000	2
3,000,000 – 6,000,000	4
6,000,000 – 28,000,000	1
Total	**7**

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the CG Code and Rule 3.27A of the Listing Rules.

The Nominating and Corporate Governance Committee consists of four independent non-executive Directors, namely Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE (with effect from March 19, 2025). Mr. Frank Zhen WEI is the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

- selecting and recommending to the Board nominees for election by the shareholders or appointment by the Board;

- reviewing annually with the Board the current structure, size and composition of the Board with regards to characteristics such as independence, knowledge, skills, personal and professional experience and diversity;

- making recommendations on the frequency and structure of Board meetings and monitoring the functioning of the committees of the Board;

- advising the Board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any remedial action to be taken; and

- reviewing the Company's compliance with the CG Code and disclosure in this corporate governance report.

CORPORATE GOVERNANCE REPORT

The Nominating and Corporate Governance Committee convened 2 meetings during the Reporting Period to:

- review the structure, size and composition of the Board;

- assess the independence of independent non-executive Directors;

- review the board diversity policy of the Company;

- consider the re-appointment of the retired Directors and discuss matters relating to procedure of nomination of Director candidate by Directors' evaluation and succession plan;

- review and implement the Company's policy and practices on corporate governance; and

- review and monitor the Company's compliance with the CG Code and the relevant disclosure in the CG Report.

ESG Committee

The ESG Committee consists of two executive Directors, namely Mr. Jilei WANG and Mr. Hongqun HU, and two independent non-executive Directors, namely Mr. Qin Charles HUANG and Ms. Fang XIE. Ms. Fang XIE is the chairman of the ESG Committee.

The ESG Committee was established for deciding the matters relating to ESG of the Company. The ESG Committee is responsible for, among other things:

- identifying the ESG matters that are relevant and material to the operations of the Group and/or that affect shareholders and other key stakeholders, which shall include environmental and social aspects as stated in the Listing Rules;

- formulating and reviewing the responsibilities, vision, strategies, structure, principles and policies in relation to the Company's ESG, enhancing a materiality assessment and reporting process to ensure actions are well followed through and implemented continuously on the ESG policies approved by the Board;

- identifying and engaging stakeholders to understand and responding to their views by appropriate means and to monitor channels and means of communication between the Company and its relevant stakeholders, and ensuring that relevant policies are in place to effectively promote the relationship between the Company and its stakeholders;

- reviewing key ESG trends and related risks and opportunities, and assessing the adequacy and effectiveness of the Company's ESG structure and business model accordingly, and, where necessary, adopting and updating the Company's ESG policies to ensure such policies are up to date and in compliance with applicable laws, regulations, regulatory requirements and international standards;

- overseeing assessment of the environmental and social impacts with the Company's business activities, inspect the performance in respect of the Company's ESG regularly, monitoring the key performance indicators and standards set and performance achieved on ESG matters by the Company, and making recommendations to the Board; and

- reviewing and recommending to the Board for approval of the disclosure on ESG matters of the Company whether by way of inclusion in the Company's annual report or a separate report in compliance with the Listing Rules, and make recommendations on specific actions or decisions for the Board to consider in order to maintain integrity of such disclosure.

The ESG Committee convened 1 meeting during the Reporting Period to:

- review the work plan of the ESG working group and adopt the ESG policies of the Group;

- review the environmental and social performance, ESG strategy, approach and reporting as well as key ongoing ESG initiatives and projects of the Company;

- review and recommend the Company's ESG report for approval by the Board; and

- review its performance during the year and its terms of reference. It remained satisfied with its performance and that its terms of reference remained appropriate.

DIRECTOR NOMINATION POLICY

The Company has in place a policy for nomination of directors (the "**Director Nomination Policy**"). Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

According to the Director Nomination Policy:

(i) the ultimate responsibility for selection and appointment of Directors rests with the entire Board;

(ii) the Nominating and Corporate Governance Committee shall identify, consider and recommend suitable individuals to the Board to consider and to make recommendations to the Shareholders for election of Directors at a general meeting either to fill a casual vacancy or as an addition to the Board;

(iii) in assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nominating and Corporate Governance Committee would reference, among others, the candidates' reputation for integrity, professional qualifications and skills, accomplishment and experience, commitment in respect of available time and relevant interest, independence of proposed independent non-executive Directors; and diversity in all aspects; and

(iv) the Nominating and Corporate Governance Committee shall make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

CORPORATE GOVERNANCE REPORT

BOARD DIVERSITY POLICY

The Company adopted a board diversity policy which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the Nominating and Corporate Governance Committee will consider a number of factors, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry experience. Pursuant to the board diversity policy, the Nominating and Corporate Governance Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

The Nominating and Corporate Governance Committee has reviewed the board diversity and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives. As of the Latest Practicable Date, the Company had a total of 10 Directors, with nine male Directors and one female Director (representing approximately 10% of the Board) from a diverse age group with experience from different industries and sectors. The Board targets to maintain at least the current level of female representation. In considering the Board's succession, the Nominating and Corporate Governance Committee would engage independent professional search firm(s) to help identify potential candidates for Directors, as and when appropriate. The Board will continue to take opportunities to increase the proportion of female members over time as and when suitable candidates are identified so as to develop a pipeline of potential successors to the Board as well as enhance gender diversity across the Board and the workforce.

GENDER DIVERSITY

Our Company has also taken, and will continue to take steps to promote gender diversity at all levels of the Company, including but not limited to our Board and the senior management levels. Please refer to the section headed "Board Diversity Policy" above for the gender diversity aspect at Board level. We will continue our efforts to promote gender diversity in the recruitment of middle and senior staff so that our management includes a wide range of genders, thereby allowing a diverse group of potential successors to succeed our Board in due course.

As of December 31, 2024, the Group had 7 senior executives, of whom 6 were male and 1 was female. As of December 31, 2024, the Group had 24,477 employees of which 15,636 (64%) were male and 8,841 (36%) were female. The Board believes that the Company has achieved gender diversity among its employees and has not adopted any plan or measurable target for gender diversity as of the Latest Practicable Date and is not aware of any factors or circumstances that would make it more challenging or less relevant for the Group to achieve gender diversity among its employees.

DIVIDEND POLICY

The Board has approved a semi-annual cash dividend policy on March 19, 2024. Under the semi-annual dividend policy, starting from 2024, the Company will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend for each year is equivalent to no less than 40% of the Company's distributable profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company's operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

Our Board has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. Our Board may revise our dividend policy or it may choose to cancel our dividend policy entirely. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. According to the PRC Company Law, foreign investment enterprises, same as domestic enterprises, are required to set aside at least 10% of their after-tax profits (if any) each year to the company's statutory reserves, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Further, the foreign investment enterprises may allocate a portion of their after-tax profits based on PRC accounting standards as discretionary reserve funds. These reserve funds are not distributable as cash dividends.

If we pay any dividends, on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CORPORATE GOVERNANCE REPORT

WHISTLEBLOWING POLICY

The Company has adopted a whistleblowing policy (the "**Whistleblowing Policy**"). The Whistleblowing Policy aims to increase the awareness of maintaining internal corporate justice and serve as part of the Group's general internal control mechanisms. It provides employees and those who deal with the Group (including, but not limited to, customers and suppliers) to voice concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in any matter relating to the Group, with reporting channels and guidance on whistleblowing. The Whistleblowing Policy is designed to encourage the complainants to report concerns and actual or suspected misconduct or malpractice in any matter relating to the Group internally, in a responsible and effective manner rather than overlooking a problem or blowing the whistle externally.

The nature, status and the results of the complaints received under the Whistleblowing Policy are reported to the Audit Committee. No incident of fraud or misconduct that have material adverse effect on the Group's financial statements or overall operations for the year ended December 31, 2024 has been discovered. The Whistleblowing Policy is reviewed periodically by the Audit Committee and/or the Board to ensure its effectiveness.

ANTI-CORRUPTION COMPLIANCE POLICY

The Company has adopted an anti-corruption policy (the "**Anti-corruption Policy**"). The Group is committed to achieving integrity and ethical behavior in conducting business. The Anti-corruption Policy forms an integral part of the Group's corporate governance framework. The Anti-corruption Policy sets out the specific behavioral guidelines that the Group and its officers, directors, employees, shareholders, and agents must follow to combat corruption. It demonstrates the Group's commitment to the practice of ethical business conduct and the compliance of the anti-corruption laws and regulations in the applicable jurisdiction. In line with this commitment and to ensure transparency in the Group's practices, this Anti-corruption Policy has been prepared as a guide to all Group employees and third parties dealing with the Group. The Anti-corruption Policy is reviewed and updated periodically to align with the applicable laws and regulations as well as the industry best practice.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills.

During the Reporting Period, each of the Directors (namely, Mr. Meisong LAI, Mr. Jilei WANG, Mr. Hongqun HU, Mr. Xing LIU, Mr. Xudong CHEN, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE) satisfied the continuous professional development by attending training session and/or reading relevant materials.

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2024. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The statement by the auditor about their reporting responsibilities on the financial statements is set out in the Independent Auditor's Report on pages 93 to 97 of this annual report.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness on an annual basis. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for identifying, evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assesses and takes measures against any significant risks and material internal control defects that the Company is facing, and reviews the risk assessment report and reports to the Board on a regular basis.

The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports annually. For the Reporting Period, the Board reviewed and considered the risk management and internal control systems of the Company effective and adequate. The annual review also covered the adequacy of resources, staff qualifications and experiences, training programmes and budget of the Company's accounting, internal audit and financial reporting functions.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

CORPORATE GOVERNANCE REPORT

JOINT COMPANY SECRETARIES

Ms. Songfei LI and Mr. Ming King CHIU are the joint company secretaries. Mr. Ming King CHIU is an external secretarial service provider, and his main contact in the Company is Ms. Songfei LI, the other joint company secretary.

Mr. Ming King CHIU is the Head of Corporate and Fund Services of Vistra Corporate Services (HK) Limited (a provider of company secretary service).

During the Reporting Period, both Ms. Songfei LI and Mr. Ming King CHIU have taken no less than 15 hours relevant professional trainings.

AUDITOR'S SCOPE OF WORK

The Auditor's statement in respect of their reporting responsibilities is set out in the "Independent Auditor's Report" of this annual report.

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of audit and non-audit services provided by the Auditor to the Company for the year ended December 31, 2024 is set out below:

Service category	Fees paid (RMB'000)
Audit services and audit-related services	17,455
Non-audit service (tax and other consulting services)	810

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS BY SHAREHOLDERS

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 60 (b) of the Articles of Association, extraordinary general meetings shall be convened upon the requisition of Shareholders holding at the date of deposit of the requisition Shares which carry in aggregate not less than 10% of all votes attaching to all issued and outstanding Shares of the Company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. If the Directors do not within twenty-one calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing not less than 10% of all votes attaching to all issued and outstanding Shares of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

PROCEDURE FOR SHAREHOLDERS TO PROPOSE A PERSON FOR ELECTION AS A DIRECTOR

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

CONTACT DETAILS

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: Building One No. 1685, Huazhi Road, Qingpu District Shanghai, 201708, People's Republic of China

Telephone: (86 21) 5980 4508

Email: ir@zto.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

CORPORATE GOVERNANCE REPORT

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavors to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. The Company encourages the participation of the Shareholders through AGMs and other general meetings where the Shareholders meet and exchange views with the Board, and to exercise their rights to vote at meetings.

The Board has in place a shareholders' communication policy with reference to CG Code. The Company communicates with the Shareholders and investors through various channels including publication of interim and annual reports, announcements, circulars and other corporate communications in accordance with the Listing Rules, the relevant laws and regulations, and the publications are available on the websites of the Hong Kong Stock Exchange and the Company. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

The implementation and effectiveness of the above-mentioned communication policy will be reviewed by the Board from time to time. For the Reporting Period, the Board was of the view that such policy remained adequate and effective in that: (a) such policy has provided multiple channels of communications to cater for different preferences of the Shareholders or stakeholders, including the Company's official website to disseminate the latest information about the Group (e.g. financial results and reports, announcements and circulars) to the Shareholders or stakeholders, correspondence and email addresses for them to communicate in writing, as well as telephone number and physical general meetings for them to communicate directly and verbally; (b) the chairman of the Board present at general meetings are available to answer questions raised by the Shareholders; and (c) designated officers (i.e. investor relations department) of the Company will be responsible for responding promptly to the enquiries or views from the Shareholders or stakeholders. Having considered the multiple channels of communication and engagement in place, the Board is satisfied that the shareholders' communication policy was properly implemented during the Reporting Period and is effective.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

During the year ended December 31, 2024, there were no significant changes in the Articles of Association of the Company. The latest version of the Articles of Association is available on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company at http://zto.investorroom.com/.

OTHER INFORMATION

DISCLOSURE OF INTERESTS

Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations

As of December 31, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in the Company

Name	Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Mr. Meisong LAI[2]	Founder of a discretionary trust	206,100,000 Class B ordinary shares (L)	100.00%
	Founder of a discretionary trust/Other[3]/Beneficial owner	6,023,685 Class A ordinary shares (L)	1.00%
Mr. Jilei WANG[4]	Founder of a discretionary trust/Other[3]/Beneficial owner	42,229,065 Class A ordinary shares (L)	6.99%
Mr. Hongqun HU[5]	Other[3]/Beneficial owner	105,595 Class A ordinary shares (L)	0.02%
Mr. Herman YU	Beneficial owner	55,343 Class A ordinary shares (L)	0.01%
Mr. Xing LIU	Beneficial owner	18,448 Class A ordinary shares (L)	0.00%
Mr. Qin Charles HUANG	Beneficial owner	18,448 Class A ordinary shares (L)	0.00%
Mr. Tsun-Ming KAO	Beneficial owner	11,978 Class A ordinary shares (L)	0.00%
Ms. Fang XIE	Beneficial owner	1,879 Class A ordinary shares (L)	0.00%

Notes:

(1) The calculation is based on 604,239,182 Class A ordinary shares and 206,100,000 Class B ordinary shares in issue as of December 31, 2024, including 5,517,901 Class A ordinary shares underlying ADSs repurchased during the Reporting Period that were pending cancellation as of December 31, 2024.

OTHER INFORMATION

(2) Mr. Meisong LAI was interested in (i) 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited, (ii) 4,608,920 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Lms Holding Limited, (iii) 964,765 Class A ordinary shares held by ZTO ES; and (iv) 450,000 share options granted to Mr. Meisong LAI to purchase 450,000 Class A ordinary shares pursuant to the 2024 Plan. Zto Lms Holding Limited is a BVI company wholly-owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members. Mr. Meisong LAI is the sole director of Zto Lms Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Meisong LAI has the power to direct the disposition of 964,765 Class A ordinary shares held by ZTO ES.

(3) "Other" represents the power of the relevant director to direct the disposition of certain number of Class A ordinary shares held by ZTO ES, an employee shareholding platform. For details of their interest, please refer to the notes setting out the relevant director's interests.

(4) Mr. Jilei WANG was interested in (i) 42,088,065 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 120,000 Class A ordinary shares held by ZTO ES, and (iii) 21,000 share options granted to Mr. Jilei WANG to purchase 21,000 Class A ordinary shares pursuant to the 2024 Plan. Zto Wjl Holding Limited is a BVI company wholly-owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei WANG is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei WANG and his family members. Mr. Jilei WANG is the sole director of Zto Wjl Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jilei WANG has the power to direct the disposition of 120,000 Class A ordinary shares held by ZTO ES.

(5) Mr. Hongqun HU has the power to direct the disposition of 84,595 Class A ordinary shares held by ZTO ES, a BVI company established as an employee shareholding platform of the Group. 21,000 share options were granted to Mr. Hongqun HU to purchase 21,000 Class A ordinary shares pursuant to the 2024 Plan.

(6) The letter "L" stands for long position.

Interest in Associated Corporations of the Company

The following table lists out the interests of Directors or chief executives of the Company in LMS (Hong Kong) Limited, TuXi Tech (Cayman) Inc., Zhejiang Tongyu Intelligent Industry Development Co., Ltd., and ZTO Express Co., Ltd., all of which are associated corporations of the Company, as at December 31, 2024:

Name	Name of associated corporations	Nature of interest	Number of Shares	Approximate % of interest in the issued shares
Mr. Meisong LAI	LMS (Hong Kong) Limited	Founder of a discretionary trust	1 (L)	100.00%
	TuXi Tech (Cayman) Inc.	Interest in controlled corporation[(1)]	195,000,000 (L)	12.46%
	Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	Interest in controlled corporation[(2)]	120,000,000 (L)	75.00%
	ZTO Express Co., Ltd.	Beneficial owner	206,100,000 (L)	34.35%
Mr. Jilei WANG	TuXi Tech (Cayman) Inc.	Interest in controlled corporation[(3)]	45,000,000 (L)	2.87%
	ZTO Express Co., Ltd.	Beneficial owner	60,000,000 (L)	10.00%
Mr. Hongqun HU	TuXi Tech (Cayman) Inc.	Other[(4)]	2,500,000 (L)	0.15%
	Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	Interest in controlled corporation[(5)]	120,000,000 (L)	75.00%

Notes:

(1) Mr. Meisong LAI was interested in 195,000,000 shares of TuXi Tech (Cayman) Inc. directly held by TUXI LMS Limited, which is wholly-owned by Mr. Meisong LAI.

(2) Mr. Meisong LAI was interested in 120,000,000 shares of Zhejiang Tongyu Intelligent Industry Development Co., Ltd. ("**Zhejiang Tongyu**") directly held by Tonglu Zhongyu Enterprise Management Partnership (Limited Partnership) ("**Tonglu Zhongyu**"). Shanghai Zhongluan Enterprise Management Consulting Co. Ltd., which was wholly-owned by Mr. Meisong LAI and his spouse, Ms. Yufeng LAI in aggregation, is the sole general partner of Tonglu Zhongyu.

(3) Mr. Jilei WANG was interested in 45,000,000 shares of TuXi Tech (Cayman) Inc. directly held by TUXI WJL Limited, which is wholly-owned by Mr. Jilei WANG.

(4) "Other" represents the power of Mr. Hongqun HU to direct the disposition of 2,500,000 shares of TuXi Tech (Cayman) Inc. held by TuXi Honor Holding Limited, an employee incentive platform.

(5) Mr. Hongqun HU was interested in 120,000,000 shares of Zhejiang Tongyu directly held by Tonglu Zhongyu. Tonglu Zhongyu was held as to 99% by Mr. Hongqun HU.

(6) The letter "L" stands for long position.

Save as disclosed above, as at December 31, 2024, none of the Directors and chief executives of the Company had any interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of December 31, 2024, the following persons (other than the Directors and chief executives whose interests have been separately disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Class A ordinary shares			
SCTS Capital Pte. Ltd.[2]	Nominee for another person	118,146,241 (L)	19.55%
		10,000,000 (S)	1.65%
Standard Chartered Trust (Singapore) Limited[2]	Trustee	118,146,241 (L)	19.55%
		10,000,000 (S)	1.65%
Alibaba Group Holding Limited[3]	Interest in controlled corporation	71,941,287 (L)	11.91%
Taobao Holding Limited[3]	Interest in controlled corporation	61,192,420 (L)	10.13%
Taobao China Holding Limited[3]	Interest in controlled corporation/ Beneficial owner	61,192,420 (L)	10.13%

OTHER INFORMATION

Name	Capacity/Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Alibaba ZT Investment Limited[3]	Beneficial owner	57,870,370 (L)	9.58%
Mr. Jianfa LAI[4]	Founder of a discretionary trust/Other[5]	66,252,639 (L) 10,000,000 (S)	10.96% 1.65%
LJFA Holding Limited[4]	Interest in controlled corporation	66,219,041 (L) 10,000,000 (S)	10.96% 1.65%
Zto Ljf Holding Limited[4]	Beneficial owner	66,219,041 (L) 10,000,000 (S)	10.96% 1.65%
WJL Holding Limited[6]	Interest in controlled corporation	42,088,065 (L)	6.97%
Zto Wjl Holding Limited[6]	Beneficial owner	42,088,065 (L)	6.97%
Class B ordinary shares			
Zto Lms Holding Limited[7]	Beneficial owner	206,100,000 (L)	100.00%
LMS Holding Limited[7]	Interest in controlled corporation	206,100,000 (L)	100.00%

Notes:

(1) The calculation is based on 604,239,182 Class A ordinary shares and 206,100,000 Class B ordinary shares in issue as of December 31, 2024, including 5,517,901 Class A ordinary shares underlying ADSs repurchased during the Reporting Period that were pending cancellation as of December 31, 2024. The letter "**L**" stands for long position, "**S**" stands for short position and "**P**" stands for lending pool.

(2) SCTS Capital Pte Ltd is wholly-owned by Standard Chartered Trust (Singapore) Limited and is the trustee for Zto Lms Holding Limited, Zto Wjl Holding Limited, Zto Ljf Holding Limited, Zto Sxb Holding Limited and Zto Qfx Holding Limited. The short position represents Zto Ljf Holding Limited has delivered a total of 10,000,000 shares under credit support documentation with a return obligation.

(3) Alibaba Group Holding Limited ("**Alibaba**") was interested in (i) 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited ("**Ali ZT**"); (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited ("**Cainiao Smart**"); (iii) 4,629,630 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited ("**NRF**"); (iv) 3,322,050 Class A ordinary shares directly held by Taobao China Holding Limited ("**Taobao**"); and (v) 332,200 Class A ordinary shares directly held by Cainiao Smart Logistics Network (Hong Kong) Limited ("**Cainiao HK**").

Ali ZT is an indirect wholly-owned special purpose subsidiary of Alibaba. Cainiao Smart is a majority owned indirect subsidiary of Alibaba. New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership ("**NRSF**"), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership ("**NRSF GP**"), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Alibaba, is the general partner of NRSF GP. Taobao is an indirect wholly-owned subsidiary of Alibaba. Cainiao HK is a majority owned indirect subsidiary of Alibaba.

Alibaba is deemed to be the beneficial owner of the 71,941,287 Class A ordinary shares held by Ali ZT, Cainiao Smart, NRF, Taobao and Cainiao HK.

(4)   Mr. Jianfa LAI was interested in 66,252,639 Class A ordinary shares and/or ADSs (long position) and 10,000,000 Class A ordinary shares (short position), of which (i) 66,219,041 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares and 10,000,000 Class A ordinary shares (short position) held by Zto Ljf Holding Limited, and (ii) 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a BVI company wholly-owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa LAI is the settlor of The LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa LAI and his family members. Mr. Jianfa LAI is the sole director of Zto Ljf Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jianfa LAI has the power to direct the disposition of 33,598 Class A ordinary shares held by ZTO ES.

The short position represents Zto Ljf Holding Limited has delivered a total of 10,000,000 Class A ordinary shares under credit support documentation with a return obligation.

(5)   "**Other**" represents the power of Mr. Jianfa LAI to direct the disposition of 33,598 Class A ordinary shares held by ZTO ES, an employee shareholding platform. For details of their interest, please refer to Note (4).

(6)   Mr. Jilei WANG was interested in 42,088,065 Class A ordinary shares and/or ADSs representing the same number of Class A ordinary shares held by Zto Wjl Holding Limited. Zto Wjl Holding Limited is a BVI company wholly-owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei WANG is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei WANG and his family members. Mr. Jilei WANG is the sole director of Zto Wjl Holding Limited. ZTO ES is a BVI company established as an employee shareholding platform of the Group. Mr. Jilei WANG has the power to direct the disposition of 120,000 Class A ordinary shares held by ZTO ES.

(7)   Mr. Meisong LAI was interested in 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited. Zto Lms Holding Limited is a BVI company wholly-owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong LAI is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong LAI and his family members. Mr. Meisong LAI is the sole director of Zto Lms Holding Limited.

Save as disclosed above, as of December 31, 2024, so far as known to the Directors, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

OTHER INFORMATION

SHARE INCENTIVE PLANS

During the Reporting Period, the Company operated the 2016 Plan, the cash incentive scheme through ZTO ES and the 2024 Plan, none of which involves the issue of any new shares of the Company.

2016 Plan

The 2016 Plan was first adopted by the Board on June 20, 2016 for the purpose of granting share based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with that of the Company.

As disclosed in the Company's announcement dated December 23, 2022, after the Primary Conversion, the Company has continued to use the 2016 Plan for granting share options and awards, and such options and awards will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Plan.

Purpose

The purpose of the Plan is to promote the success and enhance the value of the Company, by linking the personal interests of the directors, employees, and consultants to those of the Company's shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's shareholders.

Scheme limit

The Company will no longer further increase the scheme limit of the 2016 Plan for the remaining term of the 2016 Plan, and the scheme limit of the 2016 Plan has been capped at 21,000,000 shares, and no new Shares will be issued for the share award grants made or to be made pursuant to the 2016 Plan.

As of March 31, 2025, restricted share units representing a total of 5,592,500 Class A ordinary shares have been granted under the 2016 Plan, excluding awards that were forfeited or cancelled after their grant dates.

Plan administration

The Board or a committee of one or more members of the Board (the "**plan administrator**") will administer the 2016 Plan. The committee or the Board, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Furthermore, for the Primary Conversion, the Company has undertaken to comply with the requirements set out in Rules 17.12(2) and 17.05A of the Listing Rules by requiring the trustee holding the shares underlying awards that are unvested under of the 2016 Plan to abstain from voting on matters that require shareholders' approval under the Listing Rules.

Types of awards

The 2016 Plan permits the awards of options, restricted shares or other types of award (including restricted share units ("**RSU**")) approved by the plan administrator.

Award agreement

Awards granted under the 2016 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Limit for each participant

Under the 2016 Plan, there is no specific limit on the maximum number of options or awards which may be granted to a single eligible participant but unvested under the 2016 Plan.

Consideration and purchase price

The plan administrator has the exclusive power, authority and discretion to determine the terms and conditions of any award granted pursuant to the 2016 Plan, including, but not limited to, any amount payable on application or acceptance of an award and the purchase price of Class A ordinary shares.

Vesting schedule

In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options

The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term of option is ten years from the date of a grant.

Transfer restrictions

Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and amendment

Unless terminated earlier, the 2016 Plan has a term of ten years. Our Board has the authority to amend or terminate the 2016 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient. The 2016 Plan was terminated during the Reporting Period. There was no outstanding awards under the 2016 Plan as of December 31, 2024.

Details of the movements of outstanding RSUs granted under the 2016 Plan which have been/will be satisfied by existing Shares during the Reporting Period are as follows:

Name/Category of grantees	Date of grant	Vesting period	Outstanding RSUs as at January 1, 2024	Granted during the Reporting Period[1][3]	Vested during the Reporting Period[3]	Weighted average closing price of Class A ordinary shares (HK$) and ADS (US$) immediately before the vesting date	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding RSUs as at December 31, 2024
Directors									
Meisong LAI	March 22, 2024	Vested on the date of grant	0	583,738	583,738	HK$176.2 US$21.67	0	0	0
Jilei WANG	March 22, 2024	Vested on the date of grant	0	26,566	26,566	HK$176.2 US$21.67	0	0	0
Five highest paid individuals during the Reporting Period in aggregate[2]	March 22, 2024	Vested on the date of grant	0	35,995	35,995	HK$176.2 US$21.67	0	0	0
Other grantees in aggregate	March 22, 2024	Vested on the date of grant	0	97,067	97,067	HK$176.2 US$21.67	0	0	0
Total			0	743,366	743,366		0	0	0

Notes:

1. The closing price of Class A ordinary shares immediately before March 22, 2024 is HKD176.2 per share. The closing price of ADSs immediately before March 22, 2024 is US$21.67 per ADS. The fair values of the RSUs granted on March 22, 2024, as at the date of grant, was US$21.02, and as for relevant accounting standard and policy adopted, please refer to Note 2(q) to the consolidated financial statements.

2. The five highest paid individuals during the Reporting Period in aggregate did not include the Directors disclosed above.

3. No purchase price was payable in respect of and no performance targets were attached to the RSUs granted and/or vested during the Reporting Period.

Cash Incentive Scheme through ZTO ES

The Company also operates a cash incentive scheme through certain onshore partnerships. ZTO ES is a BVI-incorporated company that serves as an employee shareholding platform that allows the Group's directors and employees to receive cash incentives by becoming limited partners of the partnerships that hold interests in ZTO ES. Each recipient of such partnership interest is entitled to the economic rights associated with the number of the Company's Class A ordinary shares held by ZTO ES that corresponds to the recipient's proportional indirect ownership of ZTO ES to: (i) receive dividends (if any) on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds.

In June 2016, we issued 16,000,000 ordinary shares to ZTO ES to establish an employee shareholding platform. All ordinary shares issued for purpose of this employee shareholding platform were re-designated as Class A ordinary shares of our Company upon the completion of our initial public offering in the U.S. ZTO ES is directly held by four limited partnerships. Our Board reviews the performance of our employees, and reward selected employees by directing the general partner of the partnerships to transfer limited partnership interests in those partnerships to the selected employees.

OTHER INFORMATION

Notwithstanding that ZTO ES is a cash-only incentive scheme, the Company has undertaken to procure ZTO ES to abstain from voting on matters that require shareholders' approval under the Listing Rules for all the shares of the Company held ZTO ES, in line with the requirement under Rules 17.12(2) and 17.05A of the Listing Rules.

Furthermore, pursuant to the operational set-up of ZTO ES, (i) there is no stipulated maximum entitlement for each participant; (ii) there is no exercise period or vesting period for the relevant partnership interest in ZTO ES; (iii) no amount is payable on application or acceptance of the relevant partnership interest; (iv) no exercise price is applicable for accepting the partnership interest and the basis for such determination will therefore be irrelevant; and (v) there is no fixed term for ZTO ES and that it will automatically be phased out after the underlying shares have been granted and disposed of at the direction of the relevant grantees.

Details of movements of the Class A ordinary shares held by ZTO ES during the Reporting Period are as follows:

Name/Category of grantees	Date of grant	Class A ordinary shares underlying the outstanding interest in ZTO ES as at January 1, 2024	Granted and vested during the Reporting Period[1][2]	Disposed of during the Reporting Period	Cancelled during the Reporting Period	Class A ordinary shares underlying the outstanding interest in ZTO ES as at December 31, 2024
Directors						
Meisong LAI	June 28, 2016	964,765	0	0	0	964,765
	March 11, 2019					
	March 13, 2020					
Jilei WANG	June 28, 2016	120,000	0	0	0	120,000
Hongqun HU	March 7, 2018	82,183	37,412	35,000	0	84,595
	March 11, 2019					
	March 13, 2020					
	March 16, 2021					
	March 15, 2022					
	March 14, 2023					
	March 22, 2024					

Name/Category of grantees	Date of grant	Class A ordinary shares underlying the outstanding interest in ZTO ES as at January 1, 2024	Granted and vested during the Reporting Period[1][2]	Disposed of during the Reporting Period	Cancelled during the Reporting Period	Class A ordinary shares underlying the outstanding interest in ZTO ES as at December 31, 2024
Five highest paid individuals during the Reporting Period in aggregate[3]	June 28, 2016	175,615	37,876	13,491	0	200,000
	March 28, 2017					
	March 7, 2018					
	March 11, 2019					
	March 13, 2020					
	March 16, 2021					
	March 15, 2022					
	March 14, 2023					
	March 22, 2024					
Other grantees in aggregate	June 28, 2016	2,761,114	1,130,195	1,069,015	0	2,822,294
	March 28, 2017					
	March 7, 2018					
	March 11, 2019					
	March 13, 2020					
	March 16, 2021					
	March 15, 2022					
	March 14, 2023					
	March 22, 2024					
Total		4,103,677	1,205,483	1,117,506	0	4,191,654

Notes:

1. There is no exercise period or vesting period for the relevant partnership interest in ZTO ES and the relevant interests vest immediately upon grant.

2. In respect interests granted and vested during the Reporting Period, the closing price of Class A ordinary shares immediately before March 22, 2024 (the date of grant and vesting) is HKD176.2 per share and the closing price of ADSs immediately before March 22, 2024 is US$21.67 per ADS. The fair values of the interest granted on March 22, 2024, as at the date of grant, was US$21.02, and as for relevant accounting standard and policy adopted, please refer to Note 2(q) to the consolidated financial statements.

3. The five highest paid individuals during the Reporting Period in aggregate did not include the Directors disclosed above.

OTHER INFORMATION

2024 Plan

On March 19, 2024, the Board approved and adopted a share incentive plan effective in March 2024, or the 2024 Plan. Awards under the 2024 Plan shall be funded solely by existing shares of the Company and the 2024 Plan does not involve the issuance of new shares of the Company.

Purpose

The purpose of the 2024 Plan is to recognize the contributions by certain participants (including employees, and service provider participants) with an opportunity to acquire a proprietary interest in the Company, encourage and retain such individuals for the continual operation and development of the Group and align the interests of the eligible participants directly to the shareholders of the Company through ownership of shares, with a view to achieving the objectives of increasing the value of the Group and shares of the Company.

Scheme limit

The maximum number of shares underlying the awards under the 2024 Plan is 30,000,000 Class A ordinary shares. The shares underlying awards that may be granted under the 2024 Plan will be from shares or ADSs purchased in the open market by the Company or a third party trust.

As of March 31, 2025, options representing a total of 916,200 Class A ordinary shares and restricted share units representing 454,997 Class A ordinary shares have been granted under the 2024 Plan.

Plan administration

The Board will administer the 2024 Plan. The Board will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. The Board may delegate the administration power to the chief executive officer, such committee or any other authorized agent as the Board in its absolute discretion may think fit.

Types of awards

The 2024 Plan permits the awards of options, RSUs or any other type of awards that permitted by the Company.

Award agreement

Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the vesting schedule and term of the award and transfer restrictions, among other things.

Eligibility

We may grant awards to our employees, and service provider participants as defined in the 2024 Plan.

Limit for each participant

For any 12-month period, the aggregate number of shares underlying all awards granted to any eligible participant under the 2024 Plan shall not exceed one (1) percent of the issued shares of the Company from time to time.

Consideration for acceptance of awards

No amount shall be payable by the grantees for the acceptance of the awards under the 2024 Plan at the time of such acceptance.

Exercise price and purchase price

The exercise price of options and purchase price of restricted share units under the 2024 Plan shall be determined by the Board in its absolute discretion, notified to a participant and set out in the offer or letter of the grant of awards made in accordance with the 2024 Plan.

OTHER INFORMATION

However, the exercise price of the options granted under the 2024 Plan shall not be lower than the higher of:

(i) if the options are exercisable into ADSs with prices denominated in U.S. dollars: (a) the closing price of the ADSs as stated in the NYSE's daily quotations sheets on the grant date, which must be a business day of the NYSE; and (b) the average closing price of the ADSs as stated in the NYSE's daily quotations sheets for the 5 business days immediately preceding the grant date; and

(ii) if the options are exercisable into Class A ordinary shares with prices denominated in Hong Kong dollars: (a) the closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheet on the grant date, which must be a business day of the Hong Kong Stock Exchange; and (b) the average closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the grant date.

Vesting schedule

In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options

The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions

Awards may not be transferred in any manner by the recipient.

Termination and amendment

Unless terminated earlier, the 2024 Plan has a term of ten years and has a remaining life of approximately nine years. The Board has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

Details of the movements of outstanding Class A ordinary shares underlying the awards granted under the 2024 Plan (all in the form of options) which have been/will be satisfied by existing Shares during the Reporting Period are as follows:

Name/Category of grantees	Date of grant	Vesting period	Exercise period	Exercise price (US$ per share)	Class A ordinary shares underlying the outstanding awards as at January 1, 2024	Granted during the Reporting Period[1][3]	Vested during the Reporting Period	Weighted average closing price of Class A ordinary shares (HK$) and ADS (US$) immediately before the vesting date	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Class A ordinary shares underlying the outstanding awards as at December 31, 2024
Directors											
Mr. Meisong LAI	March 22, 2024	12 months to 36 months from the date of grant	10 years	21.88	N/A	450,000	0	N/A	0	0	450,000
Mr. Jilei WANG	March 22, 2024	12 months to 36 months from the date of grant	10 years	21.88	N/A	21,000	0	N/A	0	0	21,000
Mr. Hongqun HU	March 22, 2024	12 months to 36 months from the date of grant	10 years	21.88	N/A	21,000	0	N/A	0	0	21,000
Five highest paid individuals during the Reporting Period in aggregate[2]	March 22, 2024	12 months to 36 months from the date of grant	10 years	21.88	N/A	48,000	0	N/A	0	0	48,000
Other grantees in aggregate	March 22, 2024	12 months to 36 months from the date of grant	10 years	21.88	N/A	376,200	0	N/A	0	0	376,200
Total					N/A	916,200	0	N/A	0	0	916,200

OTHER INFORMATION

Notes:

1. In respect awards granted and vested during the Reporting Period, the closing price of Class A ordinary shares immediately before March 22, 2024 (the date of grant and vesting) is HKD176.20 per share and the closing price of ADSs immediately before March 22, 2024 is US$21.67 per ADS. The fair values of the award granted on March 22, 2024, as at the date of grant, was US$6.7, and as for relevant accounting standard and policy adopted, please refer to Note 15 to the consolidated financial statements.

2. The five highest paid individuals during the Reporting Period in aggregate did not include the Directors disclosed above.

3. No consideration was payable in respect of, and no performance targets were attached to, the options granted during the Reporting Period.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of ZTO Express (Cayman) Inc.
(incorporated in Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of ZTO Express (Cayman) Inc. (the "Company") and its subsidiaries (collectively referred to as "the Group") set out on pages 98 to 167, which comprise the consolidated balance sheets as at December 31, 2024, and the consolidated statements of comprehensive income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("the Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTER

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. The matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on the matter.

INDEPENDENT AUDITOR'S REPORT

Key audit matter	**How our audit addressed the key audit matter**

Revenue Recognition of Express Delivery Services

Refer to Note 2(s) to the financial statements

The Company generated a significant portion of its revenues from express delivery services provided to network partners in 2024. Such revenues are comprised of a significant volume of low-dollar transactions sourced from systems that were primarily developed by the Company. The processing of transactions, including the recording of them, is highly automated and based on contractual terms with the Company's customers.

We identified accuracy of revenue for express delivery services provided to network partners as a critical audit matter because there is an inherent risk around the accuracy of revenue recorded by the Company's systems given the complexity of the systems and the significant volume of data processed by the systems. Auditing such revenue required a significant extent of effort and the involvement of professionals with expertise in information technology ("IT") necessary for us to identify, test, and evaluate the Company's systems and automated controls.

Our audit procedures related to revenue recognition comprising both control testing and substantive procedure, included the following, among others:

- With the assistance of our IT specialists, we:

  - Identified the significant systems used to process express delivery transactions and tested the effectiveness of the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

  - Tested the effectiveness of system interface controls as well as key automated controls over express delivery service revenue.

- We tested the effectiveness of manual controls over the relevant business processes, including the key controls over the authorization of the rate changes and the authorization of the weight and route changes.

- We reconciled the operational data to the general ledger as well as cash settlements with network partners.

- We performed analytical procedure to evaluate the recorded revenue generated from waybill sales.

- For a sample of express delivery transactions with network partners, we tested recorded revenues by agreeing the recorded amounts to supporting documents including but not limited to customer contracts and product delivery evidence to evaluate whether the revenues were properly recorded.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

INDEPENDENT AUDITOR'S REPORT

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Chan Men.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 17, 2025

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,		
	Notes	2023	2024	
		RMB	RMB	US$
				(Note 2(e))
ASSETS				
Current assets				
Cash and cash equivalents		12,333,884	**13,465,442**	**1,844,758**
Restricted cash		686,568	**37,517**	**5,140**
Accounts receivable, net	3	572,558	**1,503,706**	**206,007**
Financing receivables, net		1,135,445	**1,178,617**	**161,470**
Short-term investment (including the fair value measured investments of RMB3,578,919 and RMB3,533,370 as of December 31, 2023 and 2024, respectively)		7,454,633	**8,848,447**	**1,212,232**
Inventories		28,074	**38,569**	**5,284**
Advances to suppliers		821,942	**783,599**	**107,353**
Prepayments and other current assets	4	3,772,377	**4,329,664**	**593,162**
Amounts due from related parties	18	148,067	**168,160**	**23,038**
Total current assets		26,953,548	**30,353,721**	**4,158,444**
Investments in equity investees	9	3,455,119	**1,871,337**	**256,372**
Property and equipment, net	5	32,181,025	**33,915,366**	**4,646,386**
Land use rights, net	6	5,637,101	**6,170,233**	**845,318**
Intangible assets, net		23,240	**17,043**	**2,335**
Operating lease right-of-use assets	7	672,193	**566,316**	**77,585**
Goodwill	8	4,241,541	**4,241,541**	**581,089**
Deferred tax assets	14	879,772	**984,567**	**134,885**
Long-term investment (including the fair value measured investments of RMB69,629 and nil as of December 31, 2023 and 2024, respectively)		12,170,881	**12,017,755**	**1,646,426**
Long-term financing receivables, net		964,780	**861,453**	**118,019**
Other non-current assets		701,758	**919,331**	**125,948**
Amounts due from related parties-non current	18	584,263	**421,667**	**57,766**
TOTAL ASSETS		88,465,221	**92,340,330**	**12,650,573**

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2023 RMB	As of December 31, 2024 RMB	US$ (Note 2(e))
LIABILITIES AND EQUITY				
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))				
Short-term bank borrowings	12	7,765,990	**9,513,958**	**1,303,407**
Accounts payable	10	2,557,010	**2,463,395**	**337,484**
Advances from customers		1,745,727	**1,565,147**	**214,424**
Income tax payable		333,257	**488,889**	**66,978**
Amounts due to related parties	18	234,683	**202,766**	**27,779**
Operating lease liabilities, current	7	186,253	**183,373**	**25,122**
Dividends payable		1,548	**14,134**	**1,936**
Convertible senior notes	13	–	**7,270,081**	**995,997**
Other current liabilities	11	7,236,716	**6,571,492**	**900,290**
Total current liabilities		20,061,184	**28,273,235**	**3,873,417**
Non-current operating lease liabilities	7	455,879	**377,717**	**51,747**
Deferred tax liabilities	14	638,200	**1,014,545**	**138,992**
Convertible senior notes	13	7,029,550	**–**	**–**
Total Liabilities		28,184,813	**29,665,497**	**4,064,156**
Commitments and contingencies (Note 19)				
Shareholders' equity				
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024)	16	525	**523**	**72**
Additional paid-in capital		24,201,745	**24,389,905**	**3,341,403**
Treasury shares, at cost (3,000,000 and 7,774,535 shares as of December 31, 2023 and 2024, respectively)		(510,986)	**(1,131,895)**	**(155,069)**
Retained earnings		36,301,185	**39,098,553**	**5,356,480**
Accumulated other comprehensive loss		(190,724)	**(294,694)**	**(40,373)**
ZTO Express (Cayman) Inc. shareholders' equity		59,801,745	**62,062,392**	**8,502,513**
Non-controlling interests		478,663	**612,441**	**83,904**
Total Equity		60,280,408	**62,674,833**	**8,586,417**
TOTAL LIABILITIES AND EQUITY		88,465,221	**92,340,330**	**12,650,573**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Notes	Year ended December 31,			
		2022	2023	2024	
		RMB	RMB	RMB	US$
					(Note 2(e))
Revenues (including related party revenue of RMB1,038,004, RMB594,859 and RMB314,005 for the years ended December 31, 2022, 2023 and 2024, respectively)		35,376,996	38,418,915	**44,280,720**	**6,066,434**
Cost of revenues (including related party cost of revenues of RMB797,256, RMB1,351,977 and RMB1,315,905 for the years ended December 31, 2022, 2023 and 2024, respectively)		(26,337,721)	(26,756,389)	**(30,563,628)**	**(4,187,200)**
Gross profit		9,039,275	11,662,526	**13,717,092**	**1,879,234**
Operating (expenses)/income					
Selling, general and administrative		(2,077,372)	(2,425,253)	**(2,690,017)**	**(368,531)**
Other operating income, net		774,578	770,651	**749,784**	**102,720**
Total operating expenses		(1,302,794)	(1,654,602)	**(1,940,233)**	**(265,811)**
Income from operations		7,736,481	10,007,924	**11,776,859**	**1,613,423**
Other income/(expenses)					
Interest income		503,722	706,765	**993,535**	**136,114**
Interest expense		(190,521)	(289,533)	**(337,919)**	**(46,295)**
Gain from fair value changes of financial instruments		46,246	164,517	**202,886**	**27,795**
Gain/(loss) on disposal of equity investees, subsidiaries and others		69,598	5,485	**(10,518)**	**(1,441)**
Impairment of investment in equity investees		(26,328)	–	**(931,367)**	**(127,597)**
Foreign currency exchange gain/(loss)		147,254	93,543	**(17,930)**	**(2,456)**
Income before income tax and share of gain in equity method investments		8,286,452	10,688,701	**11,675,546**	**1,599,543**
Income tax expense	14	(1,633,330)	(1,938,600)	**(2,845,361)**	**(389,813)**
Share of income in equity method investments		5,844	4,356	**57,410**	**7,865**
Net income		6,658,966	8,754,457	**8,887,595**	**1,217,595**
Net loss/(income) attributable to non-controlling interests		150,090	(5,453)	**(70,760)**	**(9,694)**
Net income attributable to ZTO Express (Cayman) Inc.		6,809,056	8,749,004	**8,816,835**	**1,207,901**
Net income attributable to ordinary shareholders		6,809,056	8,749,004	**8,816,835**	**1,207,901**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Notes	Year ended December 31, 2022 RMB	2023 RMB	2024 RMB	US$ (Note 2(e))
Net earnings per share attributable to ordinary shareholders	17				
Basic		8.41	10.83	**10.95**	**1.50**
Diluted		8.36	10.60	**10.70**	**1.47**
Weighted average shares used in calculating net earnings per ordinary share					
Basic		809,442,862	807,739,616	**804,875,816**	**804,875,816**
Diluted		820,273,531	838,948,683	**838,441,916**	**838,441,916**
Net income		6,658,966	8,754,457	**8,887,595**	**1,217,595**
Other comprehensive income/(loss), net of tax of nil					
Foreign currency translation adjustment		155,432	(104,052)	**(103,970)**	**(14,244)**
Comprehensive income		6,814,398	8,650,405	**8,783,625**	**1,203,351**
Comprehensive loss/(income) attributable to non-controlling interests		150,090	(5,453)	**(70,760)**	**(9,694)**
Comprehensive income attributable to ZTO Express (Cayman) Inc.		6,964,488	8,644,952	**8,712,865**	**1,193,657**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share and per share data)

| | ZTO Express (Cayman) Inc. Shareholders' Equity | | | | | | | | |
| | Ordinary shares | | Additional paid-in capital | Treasury shares, at cost | | Retained earnings | Accumulated other comprehensive loss | Total | Non-controlling interests | Total Equity |
	Number of outstanding shares	RMB	RMB	Number of treasury shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	808,448,289	535	28,229,026	11,683,474	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581
Net income	–	–	–	–	–	6,809,056	–	6,809,056	(150,090)	6,658,966
Foreign currency translation adjustments	–	–	–	–	–	–	155,432	155,432	–	155,432
Acquisition of non-controlling interests of subsidiaries	–	–	(5,060)	–	–	–	–	(5,060)	(34,069)	(39,129)
Share-based compensation and ordinary shares issued for share-based compensation	1,284,827	–	156,318	(497,956)	89,026	(66,364)	–	178,980	–	178,980
Capped Call options in connection with issuance of convertible senior notes	–	–	(373,139)	–	–	–	–	(373,139)	–	(373,139)
Repurchase of ordinary shares	(486,007)	–	–	486,007	(84,547)	–	–	(84,547)	–	(84,547)
Non-controlling interest recognized from partial disposal	–	–	–	–	–	–	–	–	49,159	49,159
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	–	275,950	275,950
Distribution of dividends	–	–	(1,289,418)	–	–	–	–	(1,289,418)	–	(1,289,418)
Removal of non-controlling interests due to disposal of subsidiaries	–	–	–	–	–	–	–	–	12,635	12,635
Balance at December 31, 2022	809,247,109	535	26,717,727	11,671,525	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share and per share data)

		ZTO Express (Cayman) Inc. Shareholders' Equity							
	Ordinary shares	Additional paid-in capital	Treasury shares, at cost		Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total Equity
Number of outstanding shares	RMB	RMB	Number of treasury shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31,2022	809,247,109	535	26,717,727	11,671,525	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470
Net income	–	–	–	–	–	8,749,004	–	8,749,004	5,453	8,754,457
Foreign currency translation adjustments	–	–	–	–	–	–	(104,052)	(104,052)	–	(104,052)
Acquisition of non-controlling interests of subsidiaries	–	–	(64,560)	–	–	–	–	(64,560)	(185)	(64,745)
Share-based compensation and ordinary shares issued for share-based compensation	1,413,219	–	230,587	(535,955)	97,169	(72,780)	–	254,976	–	254,976
Repurchase of ordinary shares	(5,941,076)	–	–	5,941,076	(1,006,451)	–	–	(1,006,451)	–	(1,006,451)
Cancellation of treasury shares	–	(10)	(626,286)	(14,076,646)	2,460,826	(1,834,530)	–	–	–	–
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	–	34,564	34,564
Distribution of dividends	–	–	(2,055,723)	–	–	–	–	(2,055,723)	–	(2,055,723)
Removal of non-controlling interests due to disposal of subsidiaries	–	–	–	–	–	–	–	–	(5,088)	(5,088)
Balance at December 31, 2023	804,719,252	525	24,201,745	3,000,000	(510,986)	36,301,185	(190,724)	59,801,745	478,663	60,280,408

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Treasury shares, at cost		Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total Equity
	ZTO Express (Cayman) Inc. Shareholders' Equity									
	Number of outstanding shares	RMB	RMB	Number of treasury shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	804,719,252	525	24,201,745	3,000,000	(510,986)	36,301,185	(190,724)	59,801,745	478,663	60,280,408
Net income	-	-	-	-	-	8,816,835	-	8,816,835	70,760	8,887,595
Foreign currency translation adjustments	-	-	-	-	-	-	(103,970)	(103,970)	-	(103,970)
Share-based compensation and ordinary shares issued for share based compensation	1,948,849	-	289,035	(743,366)	133,830	(104,173)	-	318,692	-	318,692
Acquisition of non-controlling interests of subsidiaries	-	-	7	-	-	-	-	7	(10)	(3)
Repurchase of ordinary shares	(8,045,382)	-	-	8,045,382	(1,157,472)	-	-	(1,157,472)	-	(1,157,472)
Cancellation of treasury shares	-	(2)	(100,882)	(2,527,481)	402,733	(301,849)	-	-	-	-
Capital contribution from non-controlling interest holders	-	-	-	-	-	-	-	-	65,557	65,557
Distribution of dividends	-	-	-	-	-	(5,613,445)	-	(5,613,445)	-	(5,613,445)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	(2,529)	(2,529)
Balance at December 31, 2024	798,622,719	523	24,389,905	7,774,535	(1,131,895)	39,098,553	(294,694)	62,062,392	612,441	62,674,833

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,			
	2022	2023	**2024**	
	RMB	RMB	**RMB**	**US$**
				(Note 2(e))
Operating activities				
Net income	6,658,966	8,754,457	**8,887,595**	**1,217,595**
Adjustments to reconcile net income to net cash provided by operating activities:				
Share-based compensation	178,980	254,976	**318,692**	**43,661**
Depreciation and amortization	2,670,546	2,875,209	**3,023,406**	**414,205**
Loss on disposal of property and equipment	41,517	10,160	**152,400**	**20,879**
Loss on disposal of land use rights	–	–	**26,809**	**3,673**
Impairment of property and equipment	–	76,616	**23,152**	**3,172**
Provision for credit losses	134,436	142,131	**114,686**	**15,712**
Amortization of issuance cost of convertible senior notes	12,634	40,473	**42,518**	**5,825**
Deferred income tax	244,616	157,782	**292,542**	**40,078**
(Gain)/loss on disposal of equity investees, subsidiaries and others	(69,598)	(5,485)	**10,518**	**1,441**
Impairment of investment in equity investees	26,328	–	**931,367**	**127,597**
Share of income in equity method investments	(5,844)	(4,356)	**(57,410)**	**(7,865)**
Gain of fair value changes of financial instruments	(46,246)	(164,517)	**(202,886)**	**(27,795)**
Foreign currency exchange loss/(gain)	(147,254)	(93,543)	**17,930**	**2,456**
Changes in operating assets and liabilities:				
Accounts receivable	(14,879)	244,416	**(941,506)**	**(128,986)**
Financing receivables	127,521	(179,780)	**(47,032)**	**(6,443)**
Inventories	28,958	12,463	**(10,495)**	**(1,438)**
Advances to suppliers	(227,328)	27,578	**38,360**	**5,255**
Prepayments and other current assets	59,313	(753,431)	**(549,154)**	**(75,234)**
Amounts due from related parties	(140,864)	89,695	**26,313**	**3,605**
Operating lease right-of-use assets	88,732	57,665	**105,877**	**14,505**
Long-term financing receivables	114,277	323,437	**86,935**	**11,910**
Other non-current assets	37,382	(103,587)	**(216,371)**	**(29,643)**
Accounts payable	528,299	364,578	**(93,615)**	**(12,825)**
Advances from customers	148,142	371,036	**(180,580)**	**(24,739)**
Amounts due to related parties	26,352	185,545	**(31,917)**	**(4,373)**
Income tax payable	135,884	109,106	**155,632**	**21,321**
Operating lease liabilities	(67,019)	(9,469)	**(81,042)**	**(11,103)**
Other current liabilities	690,457	577,812	**(413,288)**	**(56,620)**
Notes payable	245,000	–	**–**	**–**
Net cash provided by operating activities	11,479,308	13,360,967	**11,429,436**	**1,565,826**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,			
	2022	2023	2024	
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from investing activities				
Purchases of property and equipment	(7,067,744)	(6,528,833)	(5,208,156)	(713,514)
Purchases of land use rights	(344,988)	(140,948)	(693,973)	(95,074)
Investments in equity investees	(94,400)	–	(52,444)	(7,185)
Purchases of short-term investment	(9,563,852)	(11,261,190)	(13,732,405)	(1,881,332)
Maturity of short-term investment	6,713,982	9,798,273	15,705,822	2,151,689
Purchases of long-term investment	(6,388,768)	(10,090,353)	(3,918,647)	(536,852)
Maturity of long-term investment	284,000	5,240,732	836,137	114,550
Net cash received from disposal of equity investees	100,000	413,931	719,777	98,609
Net cash in (out) in relation to disposal of a subsidiary	230,799	62,998	(3,179)	(436)
Collection of amounts due from related parties	–	6,600	170,000	23,290
Loan to employees	(60,285)	(66,590)	(128,681)	(17,629)
Collection of loan to employees	36,416	169,049	160,655	22,010
Proceeds from disposal of property and equipment and others	112,950	143,580	164,370	22,518
Net cash used in investing activities	(16,041,890)	(12,252,751)	(5,980,724)	(819,356)
Cash flows from financing activities				
Payment of issuance cost	(228)	–	–	–
Proceeds from disposal of equity interests in subsidiaries	26,217	–	–	–
Capital contribution from non-controlling interest shareholder	275,950	19,348	20,342	2,787
Proceeds from short-term borrowings	7,669,943	12,279,050	19,712,958	2,700,664
Repayment of short-term borrowings	(5,883,561)	(9,924,563)	(17,965,557)	(2,461,271)
Repurchase of ordinary shares	(84,547)	(1,006,451)	(1,157,472)	(158,573)
Payment of dividends	(1,323,205)	(2,072,509)	(5,605,451)	(767,944)
Acquisition of non-controlling interests of subsidiaries	(39,129)	(64,711)	–	–
Proceeds from issuance of convertible senior notes, net of issuance cost paid of RMB120,099 and capped call option of RMB373,139	6,416,762	–	–	–
Net cash (used in)/provided by financing activities	7,058,202	(769,836)	(4,995,180)	(684,337)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	338,106	109,843	26,105	3,577
Net change in cash, cash equivalents and restricted cash	2,833,726	448,223	479,637	65,710
Cash, cash equivalents and restricted cash at beginning of year	9,769,361	12,603,087	13,051,310	1,788,022
Cash, cash equivalents and restricted cash at end of year	12,603,087	13,051,310	13,530,947	1,853,732

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,			
	2022	2023	2024	
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash and cash equivalents	11,692,773	12,333,884	13,465,442	1,844,758
Restricted cash	895,483	686,568	37,517	5,140
Restricted cash, non-current[(1)]	14,831	30,858	27,988	3,834
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	12,603,087	13,051,310	13,530,947	1,853,732

Note (1): The non-current restricted cash is included in other non-current assets on the consolidated balance sheets.

	Year ended December 31,			
	2022	2023	2024	
	RMB	RMB	RMB	US$
				(Note 2(e))
Supplemental disclosure of cash flow information				
Income taxes paid	1,252,830	1,671,712	2,397,186	328,413
Interest expense paid	177,457	249,060	295,623	40,500
Supplemental disclosure on non-cash information				
Cash dividends declared in payables	730	7	12,543	1,718
Purchase of property and equipment included in payables	1,212,476	1,397,015	1,197,863	164,107
Purchase of property and equipment using prepayments recorded in other non-current assets	6,957	20,930	4,571	626
Purchase of land use rights using prepayments recorded in other non-current assets	174,117	254,335	99,988	13,698
Acquisition consideration paid through offsetting receivables from seller	22,942	–	–	–
Reclassification of loan from non-controlling interest shareholders to non-controlling interest	-	-	45,216	6,195

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity ("VIE") (collectively also referred to as the "Group") are principally engaged in express delivery services in the PRC through a nationwide network partner model.

As of December 31, 2024, the Group conducted its business operations across more than 300 subsidiaries. The Company's major subsidiaries and VIE are set out below. All of these are limited liability companies.

Name of subsidiaries	Place of incorporation	Place of operations	Share capital	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries					
ZTO Express Limited	British Virgin Islands	British Virgin Islands/ Hong Kong	USD50	100%	Investment holding
ZTO Express (Hong Kong) Limited	Hong Kong	Hong Kong	USD200,000	100%	Investment holding
Shanghai Zhongtongji Network Technology Co., Ltd.*	PRC	PRC	USD200,000	100%	Information technology services
VIE					
ZTO Express Co., Ltd.#	PRC	PRC	RMB600,000	100%	Express delivery services

* Shanghai Zhongtongji Network Technology Co., Ltd. is a wholly foreign owned enterprise established in the PRC.

\# ZTO Express Co., Ltd. is a limited liability company established in the PRC and controlled by the Group through the Contractual Arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

In addition, the consolidated financial statements include applicable disclosures required by the Listing Rules and by the Hong Kong Companies Ordinance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation

The consolidated financial statements include the financial statements of ZTO, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Company evaluates the need to consolidate its VIE of which the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary, the Group considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

Consolidation of Variable Interest Entity

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide delivery services in the PRC. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of delivery services. To provide the Company effective control over its variable interest entity, ZTO Express and receive substantially all of the economic benefits of ZTO Express, the Company's wholly owned subsidiary, Shanghai Zhongtongji Network Technology Ltd. ("WFOE") entered into a series of contractual arrangements, described below, with ZTO Express and its individual shareholders.

The agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney

Under which each shareholder of ZTO Express has executed a power of attorney to grant WFOE the power of attorney to act on his or her behalf on all matters pertaining ZTO Express and to exercise all of his or her rights as a shareholder of ZTO Express, including but not limited to convening, attending and voting at shareholders' meetings, designating and appointing directors and senior management members. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing.

Exclusive Call Option Agreements

Under which the shareholders of ZTO Express granted WFOE or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in ZTO Express when and to the extent permitted by PRC law. WFOE or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without WFOE's written consent, the shareholders of ZTO Express shall not transfer, donate, pledge, or otherwise dispose any equity interests of ZTO Express in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The exclusive call option agreement will remain effective until all equity interests in ZTO Express and all assets of ZTO Express are transferred or assigned to WFOE or its designated entity or person.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

Equity Pledge Agreements

Under which the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to WFOE as collateral to secure their obligations under the VIE contractual arrangements. If the shareholders of ZTO Express or ZTO Express breach their respective contractual obligations, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreements, the shareholders of ZTO Express shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in ZTO Express without prior written consent of WFOE. The equity pledge agreements will remain effective until ZTO Express and its shareholders have completed all of their obligations under the VIE contractual arrangements or discharged all of their obligations under the contractual arrangements.

The agreement that transfers economic benefits to the Company is:

Exclusive Consulting and Services Agreement

Under which ZTO Express engages WFOE as its exclusive technical and operational consultant and under which WFOE agrees to assist in business development and related services necessary to conduct ZTO Express's operational activities. ZTO Express shall not seek or accept similar services from other providers without the prior written approval of WFOE. ZTO Express agrees to pay WFOE an annual service fee, at an amount equal to 100% of the net income of ZTO Express. This agreement will remain effective for an unlimited term, unless WFOE and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law.

Under the above agreements, the shareholders of ZTO Express irrevocably granted WFOE the power to exercise all voting rights to which they were entitled. In addition, WFOE has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, WFOE is entitled to receive service fees for services provided to ZTO Express.

The Exclusive Call Option Agreements and the Voting Rights Proxy Agreements provide the Company with effective control over the VIE, while the Equity Pledge Agreements secure the obligations of the shareholders of ZTO Express under the relevant agreements. Because the Company, through WFOE, has (i) the power to direct the activities of ZTO Express that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from ZTO Express, the Company is deemed the primary beneficiary of ZTO Express. Accordingly, the Company consolidates ZTO Express's financial results of operations, assets and liabilities in the Company's consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

The Company believes that the contractual arrangements with the VIE are validly executed and binding in accordance with their terms, and do not result in violation of any applicable PRC laws and regulations currently in effect. However, if the PRC government finds that the contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, or if the PRC government otherwise finds that ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the business, the PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

- revoking the business licenses and/or operating licenses of such entities;

- discontinuing or placing restrictions or onerous conditions on the Company's operation through any transactions between the Company's PRC subsidiaries and consolidated affiliated entities;

- imposing fines, confiscating the income from PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;

- requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with its variable interest entity and deregistering the equity pledges of its variable interest entity, which in turn would affect the Company's ability to consolidate, derive economic interests from, or exert effective control over its variable interest entity, or

- restricting or prohibiting the Company's use of the proceeds from its securities offerings to finance its business and operations in China.

- restricting or prohibiting the Company's future capital raising activities by the China Securities Regulatory Commission.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

The amounts and balances of VIE after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31,	
	2023	2024
	RMB	RMB
Assets		
Current assets:		
Cash and cash equivalents	2,808,795	2,275,851
Restricted cash	117,324	15,337
Accounts receivable, net	359,207	1,310,556
Financing receivables, net	955,424	1,017,044
Short-term investment	548,273	1,298,995
Inventories	20,405	22,599
Advances to suppliers	82,252	172,859
Prepayments and other current assets	2,109,425	2,216,397
Amounts due from related parties[1]	10,579,479	13,209,626
Total current assets	17,580,584	21,539,264
Investments in equity investees	252,265	63,216
Property and equipment, net	5,928,466	5,199,152
Land use rights, net	1,234,585	1,261,660
Operating lease right-of-use assets	635,647	498,461
Goodwill	4,157,111	4,157,111
Deferred tax assets	300,761	415,002
Long-term investment	500,000	1,013,000
Long-term financing receivables, net	891,191	713,192
Other non-current assets	134,678	153,013
TOTAL ASSETS	31,615,288	35,013,071
Liabilities		
Current liabilities:		
Short-term bank borrowings	7,365,990	9,493,958
Accounts payable	1,892,652	1,807,676
Advances from customers	1,709,101	1,518,925
Income tax payable	198,294	418,358
Amounts due to related parties	197,021	167,668
Operating lease liabilities, current	181,275	153,477
Other current liabilities	4,430,580	2,679,929
Total current liabilities	15,974,913	16,239,991
Non-current operating lease liabilities	424,311	338,499
Deferred tax liabilities	81,971	82,618
TOTAL LIABILITIES	16,481,195	16,661,108

(1) Included amounts due from other consolidated subsidiaries of RMB10,556,052 and RMB13,183,246 as of December 31, 2023 and 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

	Year ended December 31,		
	2022	2023	**2024**
	RMB	RMB	**RMB**
Total revenue	31,981,790	31,276,014	**37,386,476**
Net income[1]	2,453,641	2,003,952	**3,177,733**
Net cash provided by (used in) operating activities[2]	805,413	(1,261,654)	**(1,083,262)**
Net cash used in investing activities	(1,521,688)	(536,180)	**(1,279,070)**
Net cash provided by financing activities	2,537,808	1,971,478	**1,727,401**
Net (decrease) increase in cash and cash equivalents	1,821,533	173,644	**(634,931)**
Cash and cash equivalents and restricted cash at beginning of year	930,942	2,752,475	**2,926,119**
Cash and cash equivalents and restricted cash at end of year	2,752,475	2,926,119	**2,291,188**

(1) Included intercompany transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB14,587,084, RMB13,984,286 and RMB16,150,224 for the years ended December 31, 2022, 2023 and 2024, respectively.

(2) Included intercompany operating cash outflow of RMB20,739,098, RMB17,985,836 and RMB18,777,418 to other consolidated subsidiaries for the years ended December 31, 2022, 2023 and 2024, respectively.

After eliminations of all intercompany transactions with other consolidated subsidiaries, the VIE contributed 90.4%, 81.4% and 84.4% of the Group's consolidated revenues for the years ended December 31, 2022, 2023 and 2024, respectively. After eliminations of all intercompany transactions with other consolidated subsidiaries, as of December 31, 2023 and 2024, the VIE accounted for an aggregate of 23.8% and 23.6%, respectively, of the consolidated assets, and 58.5% and 56.2%, respectively, of the consolidated liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Principles of consolidation (continued)

Consolidation of Variable Interest Entity (continued)

The Company believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital and statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its registered capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

(d) Foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and subsidiaries incorporated outside the mainland China is the United States dollar ("US dollar" or "US$") or Hong Kong dollar ("HKD"). The functional currency of all the other subsidiaries and the VIE is RMB.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of comprehensive income.

The financial statements of the Company are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders' equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)   Convenience translation

The Group's business is primarily conducted in the PRC and almost all of the Group's revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2024 were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(f)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(g)   Restricted cash

Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction.

(h)   Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group's customers, which is recorded net of allowance for credit losses.

(i)   Short-term and long-term investment

Short-term investment primarily comprises of interest rate swaps, dual currency notes/deposits ("DCN/DCD"), time deposits with maturities between three months and one year, and investments in wealth management products with variable interest rates. Long-term investment comprises of time deposits and investments in wealth management products with maturities more than one year.

DCN/DCD and interest rate swaps purchased by the Group to earn interest and manage foreign currency risks are structured products offered by financial institutions with original maturities less than one year and written foreign exchange options embedded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Short-term and long-term investment (continued)

The Group classifies its investments as held-to-maturity securities when the Group expects to receive all the principals and has the positive intent and ability to hold them to maturity. The Group elects the fair value option to record all other investments in accordance with ASC 825 Financial Instruments. The fair values of the investments are measured based on market-based redemption prices which are level 2 inputs provided by the selling banks. Changes in fair value of the investments are recorded as gain from fair value changes of financial instruments in the consolidated statements of comprehensive income.

RMB1,300,000 and RMB4,093,589 of short-term and long-term investments were used as collaterals to issue bank acceptance draft as of December 31, 2023 and 2024, respectively.

The Group utilized a forward-looking current expected credit losses ("CECL") model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Group's assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term and long-term investment, the Group determined there were no credit losses for the years ended December 31, 2022, 2023 and 2024.

The Group recorded interest income from the time deposits of RMB209,061, RMB399,689 and RMB656,888, and gain from fair value changes of investments carried at fair value of RMB70,437, RMB186,914 and RMB127,489 in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023, and 2024, respectively.

(j) Foreign exchange options and forward contracts

The Group entered into certain foreign exchange options and forward contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign exchange options and forward contracts are accounted for as derivatives and measured at fair value at each period end. The fair values of foreign exchange options and forward contracts are measured based on market-based redemption prices which are level 2 inputs provided by the bank that sells such foreign exchange options and forward contracts. The changes in fair value are recognized as gain or loss in the consolidated statements of comprehensive income.

Depending on the terms of the specific derivative instruments and market conditions, the Group's derivative instruments may be reflected as assets or liabilities at any particular point in time and recorded within prepayments and other current assets or other current liabilities on the consolidated balance sheets.

The Group recorded a net gain of RMB24,191, a net loss of RMB22,397 and a net gain of RMB75,397 from fair value changes related to foreign exchange options and forward contracts in the consolidated statements of comprehensive income for the year ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, time deposits and wealth management products recorded in short-term investments, amounts due from related parties, other current assets, accounts payable, amounts due to related parties, short-term bank borrowings, notes payable and other current liabilities, except for the financial instruments measured at fair value and presented in the following table, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, long-term financing receivables and long-term investment approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market. Convertible senior notes are measured at amortized costs of RMB7,029,550 and RMB7,270,081 and the corresponding fair value estimated based on significant inputs not observable in the market (Level 3) were RMB6,911,555 and RMB7,209,985, as of December 31, 2023 and 2024, respectively.

The Group measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

ANNUAL REPORT 2024   117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)   Fair value (continued)

As of December 31, 2023 and 2024, wealth management products, DCN/DCD, interest rate swap and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

Significant Other Observable Inputs (Level 2)

	As of December 31,	
	2023	2024
	RMB	RMB
Short-term investments		
DCN/DCD and interest rate swap	299,106	–
Wealth management products	3,279,813	**3,533,370**
Long-term investments		
Wealth management products	69,629	–
Derivative assets recorded within other current assets		
Foreign exchange option contracts	–	**1,831**
Foreign exchange forward contracts	–	**43,192**
Derivative liabilities recorded within other current liabilities		
Foreign exchange option contracts	44,521	–
Foreign exchange forward contracts	13,967	–

The Group measures an equity method investment at fair value on a nonrecurring basis when it is deemed to be impaired. The primary factors that we consider include the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. The fair value of the investment is determined based on valuation techniques using the best information available, which requires management to use unobservable inputs (Level 3), mainly including future performance projections, discount rate, selection of comparable companies and multiples, estimated discount for lack of marketability and other assumptions that are significant to the measurements of fair value. An impairment charge to the investment is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The impairment of equity method investments was RMB4,559, nil and nil during the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Fair value (continued)

Significant Other Observable Inputs (Level 2) (continued)

The carrying values of the Group's equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized impairment losses of RMB21,769, nil and RMB931,367 related to equity investments without readily determinable fair values for the years ended December 31, 2022, 2023 and 2024, respectively. The valuation methodology used to estimate the fair value of privately held companies with tender offer (Level 2) and privately held companies with certain unobservable inputs (Level 3) and associated impairment charges are discussed in Note 9.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology.

(l) Financing receivables, net

The Group provides financial services to its network partners with credit terms generally ranging from three months to five years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. The Group developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers' operating results, forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. There were RMB93,185 and RMB113,408 of allowance of credit losses relating to short-term financing receivables, and RMB56,863 and RMB73,566 relating to long-term financing receivables as of December 31, 2023 and 2024, respectively. The expected credit loss recognized for financing receivables was RMB35,515, RMB50,940 and RMB36,926 for the years ended December 31, 2022, 2023 and 2024, respectively. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB168,395, RMB146,096, and RMB141,783 for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 3 years
Furniture, office and electric equipment	3 to 5 years
Machinery and equipment	10 years
Vehicles	5-10 years
Buildings	20 years

(n) Investments in equity investees

Investments in equity investees of the Group are comprised of investments in privately-held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group's cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group's cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities. The Group continually reviews equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investment is written down to fair value.

The Group's equity investments without readily determinable fair values, which do not qualify for net asset value ("NAV") practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative in accordance with Accounting Standards Update ("ASU") 2016-01 "Recognition and Measurement of Financial Assets and Liabilities" (the "Measurement Alternative"). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. The Group recognizes such asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. The Group recorded impairment charges of nil, RMB76,616 and RMB23,152, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2022, 2023 and 2024, respectively. Impairment losses are recorded in Selling, general and administrative expenses in the consolidated statements of comprehensive income.

(p) Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of net assets of business acquired. Several factors give rise to goodwill in the Group's acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In evaluation of goodwill impairment, the Group performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value is less than the carrying amount, the Group performs a quantitative assessment to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized. The impairment test is performed as of year-end or if events or circumstances changes indicate that it is more likely than not that goodwill is impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Goodwill (continued)

The Group had two reporting units, the express delivery business and the freight forwarding business, for purposes of allocating and testing goodwill for the years ended December 31, 2022, 2023 and 2024 The Group conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Group considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow projection. Based on the results of the qualitative assessment completed as of December 31, 2022, 2023 and 2024, the Group determined it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Therefore, no quantitative assessment was performed and no impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

(q) Share-based compensation

The Group grants share options, ordinary share units and restricted share units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation – Stock Compensation.

Employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) over the requisite service period, which is the vesting period, net of forfeitures. The Group elects to recognize forfeitures when they occur. When there is a modification of the terms and conditions of an award, the Group measures the pre-modification and post-modification fair value of the share-based awards as of the modification date and recognizes the incremental value and the remaining unrecognized compensation expenses as compensation cost over the remaining service period. The fair values of share option, ordinary share units and restricted share units are determined based on the closing market price of the underlying shares on the grant date.

(r) Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is retired, treasury stock is reduced by the cost of such stock on the first-in, first-out basis and an excess of repurchase price over par or stated value is allocated between additional paid-in capital and retained earnings.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Revenue recognition

The Group derives revenues from its express delivery services primarily provided to its network partners, including parcel sorting and line-haul transportation, as well as direct express delivery services provided to certain enterprise customers, including both e-commerce and traditional merchants, providing express delivery services and handling return parcels for e-commerce platforms. The express delivery services revenue provided to the network partners primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. The Group also provides freight forwarding services to its customers. Revenues generated from express delivery services and freight forwarding services are recognized over time as the Group performs the services.

Revenues also include sales of accessories, such as thermal paper, portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount the Group expects to earn in exchange for the product.

Disaggregation of revenue

	Year Ended December 31,						
	2022		2023		**2024**		
	RMB	%	RMB	%	**RMB**	**US$**	**%**
Express delivery services	32,575,698	92.1	35,488,060	92.4	**40,953,034**	**5,610,543**	**92.5**
Freight forwarding services	1,212,677	3.4	906,802	2.4	**885,410**	**121,301**	**2.0**
Sale of accessories	1,384,674	3.9	1,876,624	4.9	**2,300,392**	**315,152**	**5.2**
Others	203,947	0.6	147,429	0.3	**141,884**	**19,438**	**0.3**
Total revenues	35,376,996	100.0	38,418,915	100.0	**44,280,720**	**6,066,434**	**100.0**

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with U.S. GAAP. The customer generally contracts with the Group for distinct services. Substantially all of the Group's service contracts include only one performance obligation, e.g. the express delivery or freight forwarding services.

Satisfaction of performance obligations

The Group generally recognizes revenue over time as the Group performs the services stipulated in the contract because of the continuous transfer of control to the customer. The customers receive the benefit of the services as the goods are transported from one location to another. That is, if the Group was unable to complete the delivery, the service that was already performed by the Group would not need to be reperformed. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. It normally takes one to seven days for the Group to complete the performance obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Revenue recognition (continued)

Variable consideration

The Group provides customers with certain incentives which are materially volume-based in relation to express delivery services, which represent variable considerations and are recorded as reductions to the related revenue. The Group estimates the variable considerations in the most likely amounts it expects to earn. As the incentives are generally determined on a monthly basis, the uncertainty in estimating the variable considerations to be recorded is very limited.

Principal vs. agent considerations

In its express delivery services provided to network partners, the Group utilizes delivery outlets operated by its network partners to perform the dispatching services. The Group only fulfills parcel sorting and line-haul transportation services. U.S. GAAP requires the Group to use a control-model approach to evaluate whether the Group performs services directly to the customers (as a principal) or arranges for services to be provided by another party (as an agent). Based on an evaluation of the control model, the Company has determined that it acts as a principal in providing sorting and line-haul transportation services to the pickup outlets as the Group is primarily responsible for the delivery of parcels between sorting hubs and has the ability to control the related services. The Group acts as an agent for dispatching services as it arranges for such services to be provided by the delivery outlets. Therefore, the revenue is recorded net of the dispatching fees paid to the delivery outlets.

The Group also provides express delivery services to certain enterprise customers, including both e-commerce and traditional merchants, providing express delivery services and handling return parcels for e-commerce platforms. According to the contracts with the enterprise customers, the Group is primarily responsible for and has control over the entire delivery process including the dispatching services. Therefore, the Group has determined that it acts as a principal for all the express delivery services provided to enterprise customers and accordingly, has recorded revenue on a gross basis, including the dispatching fees paid to the delivery outlets.

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2023 and 2024.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2023 and 2024.

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenues at the amount which it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Cost of revenues

Cost of revenues mainly consists of the following:

- line-haul transportation costs, including payments to outsourced transportation companies, as well as costs associated with the Group's own transportation infrastructure, including labor costs of truck drivers, depreciation of self-owned trucks, airfare cost, fuel cost, and road toll,

- operating costs for the ZTO delivery IT platform,

- cost of hub operations, such as operators' labor costs and depreciation and lease costs,

- cost of accessories including portable barcode readers, thermal papers and packaging materials, and

- cost of freight forwarding services, including cost of line-haul transportation and cargo handling costs.

(u) Income taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

(v) Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group's comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)   Leased assets

As a lessee

The Group leases office space, sorting hubs and warehouse facilities in different cities in the PRC under operating leases.

Under ASU No. 2016-02 "Leases" (ASC 842), the Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use ("ROU") assets on its consolidated balance sheets at the lease commencement. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Group's incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Group. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise. The carrying amount of lease liabilities is remeasured if there is a modification, e.g. a change in the lease term or a change in the in-substance fixed lease payments.

The Group determines its land use right agreements contain operating leases of land under ASC 842. However, this determination does not result in any changes to the accounting for land use rights as the cost for land use rights are fully prepaid and no liabilities would be recorded.

As a lessor

The Group's lessor arrangements include operating leases of land and buildings to its network partners. The Group recognizes the underlying assets and records the lease payments as income over the lease term on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, financing receivables, short-term investment, advances to suppliers, prepayments and other current assets, long-term investment and long-term financing receivables. The Group places its cash and cash equivalents, short-term investment and long-term investment with reputable financial institutions. Accounts receivable primarily comprise amounts receivable from enterprise customers, including both e-commerce and traditional merchants, providing express delivery services and handling return parcels for e-commerce platforms. Financing receivables primarily comprise financing receivables from network partners. The Group performs on-going credit evaluations of the financial condition of its counter parties and establishes an allowance for credit losses estimated based on factors surrounding the credit risk of specific entities and other relevant information.

(y) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group's authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z)   Recently Issued Accounting Pronouncement

Adoption of new accounting pronouncement

On November 27, 2023, the FASB issued ASU 2023-07 to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted this update beginning January 1, 2024 and the impact was not material to the consolidated financial statements, the required information was disclosed in Note 23.

Recently Issued Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220) – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. In January 2025, the FASB issued ASU No. 2025-01, which clarifies the effective date of ASU No. 2024-03. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa) Auditors' remuneration

Auditors' remuneration is recorded under Selling, general and administrative. A breakdown of the remuneration by categories for the years ended December 31, 2023 and 2024 is set out below:

	For the Year Ended December 31,	
	2023	2024
	(in thousands of RMB)	
Audit fees and audit-related fees[1]	18,640	17,455
All other fees[2]	920	810

Notes:

(1) "Audit fees" means the aggregate fees billed for professional services rendered by principal auditors for the audit of the Group's annual financial statements. "Audit-related fees" are fees billed by the auditor for assurance and related services that are reasonably related to the performance of the audit and review of the Group's financial statements.

(2) "All other fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by principal auditors other than services reported under "Audit fees and audit-related fees."

3. ACCOUNTS RECEIVABLE, NET

	As of December 31,	
	2023	2024
	RMB	RMB
Accounts receivable, gross	613,541	1,539,338
Less: Allowance for credit losses	(40,983)	(35,632)
Total	572,558	1,503,706

The following is an analysis of accounts receivables by age, presented based on the invoice date, which approximated the revenue recognition date.

	As of December 31,	
	2023	2024
	RMB	RMB
Within 6 months	450,769	1,366,198
Between 6 months and 1 year	57,615	49,799
Between 1 year and 2 years	49,726	48,687
More than 2 years	55,431	74,654
Accounts receivable, gross	613,541	1,539,338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	
	2023	2024
	RMB	RMB
Input value added tax ("VAT")	2,704,180	3,012,307
Prepaid expenses	102,438	93,627
Accrued interest income	135,096	402,839
Deposits	104,408	182,522
Others	726,255	638,369
Total	3,772,377	4,329,664

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,	
	2023	2024
	RMB	RMB
Buildings	21,731,960	24,774,679
Machinery and equipment	8,861,939	10,006,532
Leasehold improvements	1,085,101	1,173,822
Vehicles	5,642,905	5,544,713
Furniture, office and electric equipment	922,797	1,030,877
Construction in progress	4,929,745	4,649,302
Total	43,174,447	47,179,925
Accumulated depreciation	(10,916,806)	(13,236,644)
Impairment	(76,616)	(27,915)
Property and equipment, net	32,181,025	33,915,366

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

5. PROPERTY AND EQUIPMENT, NET (Continued)

Depreciation expenses were RMB2,540,899, RMB2,740,819 and RMB2,882,579 for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group recorded impairment charges of nil, RMB76,616 and RMB23,152, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the title certificates for certain buildings of the Group with an aggregate net book value of approximately RMB3,024,988 and RMB2,366,329, respectively, had not been obtained.

6. LAND USE RIGHTS, NET

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term is 43 and 43 years as of December 31, 2023 and 2024 respectively.

	As of December 31,	
	2023	2024
	RMB	RMB
Cost	6,244,857	6,893,477
Less: Accumulated amortization	(607,756)	(723,244)
Land use rights, net	5,637,101	6,170,233

Amortization expenses for land use rights were RMB123,450, RMB128,193 and RMB134,630 for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the title certificates for certain land use rights of the Group with carrying value of approximately RMB89,295 and RMB174,043, respectively, had not been obtained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

7. OPERATING LEASES

1) Lease as lessee

The Group leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through October 2037. During the three years ended December 31, 2022, 2023 and 2024, the Group incurred rental expenses related to fixed operating lease costs amounting to RMB370,385, RMB348,878 and RMB284,110, respectively. No variable lease cost existed.

Supplemental information related to leases within the consolidated balance sheets are as follows:

	As of December 31, 2023 RMB	As of December 31, 2024 RMB
Operating lease right-of-use assets	672,193	566,316
Current operating lease liabilities	186,253	183,373
Non-current operating lease liabilities	455,879	377,717
Total operating lease liabilities	642,132	561,090
Weighted average remaining lease term (in years)	5	5
Weighted average discount rate	4.28%	4.06%

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2024 are as follows:

	Year ended December 31, 2023 RMB	Year ended December 31, 2024 RMB
Cash paid for amounts included in measurement of liabilities:		
Operating cash flows from operating leases	294,069	268,065
Right-of-use assets obtained in exchange for lease liabilities:		
Operating leases	312,574	181,454
Right-of-use assets decreased due to lease modifications:		
Operating leases	55,391	26,840
Right-of-use assets decreased due to disposal of subsidiary:		
Operating leases	80,923	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

7. OPERATING LEASES (Continued)

1) Lease as lessee (Continued)

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2023 and December 31, 2024:

	As of December 31, 2023 RMB	As of December 31, 2024 RMB
Within one year	207,712	201,174
Within a period of more than one year but not more than two years	148,891	134,223
Within a period of more than two years but not more than three years	116,488	74,494
Within a period of more than three years but not more than four years	66,457	56,952
Within a period of more than four years but not more than five years	52,571	36,006
More than five years	122,757	99,111
Total lease commitment	714,876	601,960
Less: Imputed interest	72,744	40,870
Total operating lease liabilities	642,132	561,090
Less: Current operating lease liabilities	186,253	183,373
Long-term operating lease liabilities	455,879	377,717

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use right.

2) Lease as lessor

The Group rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through September 2037. All of the Group's leasing arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During the years ended December 31, 2022, 2023 and 2024, the Group recorded RMB178,761, RMB291,693 and RMB373,260 of rental income as other operating income, net in the consolidated statements of comprehensive income, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

8. GOODWILL

The carrying amount of goodwill by reporting units as of December 31, 2023 and 2024 are as follows:

	Express Delivery	Freight Forwarding	Total Amount
	RMB	RMB	RMB
Balance at December 31, 2023 and 2024	4,157,111	84,430	4,241,541

9. INVESTMENTS IN EQUITY INVESTEES

The Group's investments in equity investees comprise the following:

	As of December 31,	
	2023	2024
	RMB	RMB
Investments accounted for under equity method:		
ZTO Supply Chain Management Co., Ltd. ("ZTO LTL")[1]	205,827	301,784
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. ("ZTO YL")[2]	35,959	17,429
Tonglu Antong Management LLP ("Antong")[3]	117,995	–
Others	171,476	219,600
Total investments accounted for under the equity method	531,257	538,813
Investments accounted for as equity investments without readily determinable fair values:		
Cai Niao Smart Logistics Network Limited ("Cai Niao")[4]	1,143,797	–
Zhejiang Yizhan Network Technology Co., Ltd. ("Cainiao Post")[4]	1,075,000	623,564
ZTO Supply Chain Management Co., Ltd. ("ZTO LTL")[1]	582,526	586,421
Others	122,539	122,539
Total investments accounted for equity investments without readily determinable fair values	2,923,862	1,332,524
Total investments in equity investees	3,455,119	1,871,337

(1) ZTO LTL

ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The Group obtained significant influence over ZTO LTL through owning 18% equity interest in common stock of ZTO LTL at a total consideration of US$14,017 (RMB99,519), which is accounted for using the equity method. The Group also invested US$83,817 (RMB582,526) in preferred stock of ZTO LTL, which is accounted for under the Measurement Alternative as the underlying preferred shares are not considered in-substance common stock and have no readily determinable fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

9. INVESTMENTS IN EQUITY INVESTEES (Continued)

(2) ZTO YL

The Group obtained significant influence over ZTO YL through owning 18% equity interest of ZTO YL at a total consideration of RMB90,000, which is accounted for using the equity method.

(3) Antong

In 2021 and 2022, the Group invested RMB70,000 and RMB49,000 in Tonglu Antong Management LLP, respectively. As a limited partner, the Group had ability to exercise significant influence over operating activities of Antong but doesn't have controlling financial interest in it. Therefore, the investment was measured under equity method. During the year ended December 31, 2024, the Group disposed of all equity interest in Antong at a cash consideration of RMB118,730, resulting in a disposal gain of RMB735.

(4) Investments accounted for as equity investments without readily determinable fair values

The Group obtained 1% equity interest of Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across the PRC. The Group doesn't have significant influence over the investee, therefore, accounts for the investment as an equity investment without readily determinable fair values. In March 2024, the Group recorded a provision for impairment of RMB479,931 related to a tender offer initiated by Alibaba Group Holding Limited to purchase all the outstanding shares of Cai Niao, as the offer price was below the carrying amount. The Group accepted this offer and disposed of all equity interest in Cai Niao at a cash consideration of RMB681,022.

In May 2018, the Group entered into a subscription and contribution agreement with four other leading express delivery companies in the PRC, to obtain 15% equity interest in Cainiao Post, Cai Niao's network of last-mile delivery stations, in an amount of RMB1,075,000. As of December 31, 2023 and 2024, the Group held 13.75% and 13.75% equity interest in Cainiao Post, respectively. Since the Group doesn't have significant influence over Cainiao Post, this investment is accounted for as an equity investment without readily determinable fair values. Due to continued underperforming of the investee with no foreseeable upturn, the Group conducted an impairment assessment and recorded a provision for impairment of RMB451,436 for the year ended December 31, 2024.

In October 2018, the Group entered into an investment agreement with several investment corporations to establish a new investment company, named ZJ New Industries and obtained 2% equity interest in ZJ New Industries at a total consideration of RMB500,000. For the year ended December 31, 2023, the Group disposed its 2% equity interest in ZJ New Industries at a cash consideration of RMB507,032, resulting in a disposal gain of RMB7,032.

The Group recognized impairment losses totaling RMB26,328, nil, and RMB931,367 related to equity investments for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

10. ACCOUNTS PAYABLE

An aging analysis of the accounts payable and notes payable as of December 31, 2023 and December 31, 2024, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of December 31,	
	2023	2024
	RMB	RMB
Within 6 months	2,548,617	2,448,751
Between 6 months and 1 year	4,789	9,154
Between 1 year and 2 years	1,366	2,840
More than 2 years	2,238	2,650
Total	2,557,010	2,463,395

11. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,	
	2023	2024
	RMB	RMB
Payables related to property and equipment	1,908,520	1,736,579
Deposits from network partners[1]	1,550,463	356,932
Salary and welfare payable	1,231,320	1,454,952
Payables to individual couriers and network partners[2]	1,000,069	1,432,918
Accrued expenses	364,746	497,111
Others	1,181,598	1,093,000
Total	7,236,716	6,571,492

(1) Deposits from network partners primarily represent the waybill deposits collected from the pickup outlets operated by network partners. The deposits will be refunded when the parcels are delivered to the recipients.

(2) Payables to individual couriers and network partners represent the amount to be paid by the Group to the network partners or individual couriers on behalf of its network partners for their last mile dispatch.

12. SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consist of the following:

	As of December 31,	
	2023	2024
	RMB	RMB
The PRC domestic commercial banks	7,765,990	9,513,958

The weighted average interest rates on short-term bank borrowings as of December 31, 2023 and 2024 were 1.62% and 1.20%, respectively. Certain borrowings are subject to financial covenants such as asset-liability ratio less than 70% and current ratio not less than 0.8. As of December 31, 2024, the Group was in compliance with the financial covenants. The borrowings are repayable within one year.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. CONVERTIBLE SENIOR NOTES

On August 29, 2022, the Company issued US$1,000,000 of Convertible Senior Notes ("the Notes"). The Notes will mature on September 1, 2027 and bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023.

Holders of the Notes have the option to convert the Notes, in integral multiples of US$1 principal amount, at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. The Notes can be converted into the Company's ADSs at an initial conversion rate of 31.6296 of the Company's ADSs per US$1 principal amount of the Notes (equivalent to an initial conversion price of US$31.62 per ADS). The conversion rate is subject to customary adjustments upon the occurrence of certain events, such as the payment of dividends. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its selection.

The holders may require the Company to repurchase for cash all or part of the Notes on September 2, 2025 (the "repurchase date") at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date.

The Company did not identify any embedded features that are subject to separate accounting. The conversion option meets the scope exception for derivative accounting as it is indexed to the Company's own stock and classified in stockholders' equity. Other embedded features including the mandatory redemption feature and the contingent put option upon tax events or fundamental changes are considered clearly and closely related to the debt host with no separate accounting required.

Therefore, the Group accounted for the Notes as a single liability under convertible senior note, non-current. Issuance costs related to the Notes were recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and the discount caused by issuance cost is amortized over the period from August 29, 2022, the date of issuance, to September 2, 2025, the first put date of the Notes, using the effective interest method.

On August 29, 2022, the Group recorded the convertible senior notes as a long-term liability at face value (RMB6,910,000 or US$1,000,000) net of issuance costs (RMB121,588 or US$17,596).

As of December 31, 2024, the Group reclassified the Notes as a short-term liability as the Notes holders have a put option which can be exercised within one year.

Capped Call Options

In connection with the Notes, the Company entered into privately-negotiated capped call transactions indexed to its own ordinary shares with certain financial institutions based on the total offering US$1,000,000 of Convertible Senior Notes to reduce the potential dilution to existing shareholders of the Company upon conversion of the Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The total premium paid by the Company for the capped call options was RMB373,139 (equivalently US$54,000). The capped call options are classified as stockholders' equity and carried at the acquisition cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. INCOME TAX

Under the current laws of the Cayman Islands, the Company is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current laws of the British Virgin Islands, the Company's subsidiary incorporated in British Virgin Island is not subject to tax.

Under the current Hong Kong Inland Revenue Ordinance, the Company's subsidiaries domiciled in Hong Kong have applied a two-tiered profits tax rate regime. The profits tax rate for the first HK$2 million of profits of corporations is 8.25%, while profits above that amount is subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Company's subsidiaries domiciled in the PRC are subject to statutory rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as "high and new technology enterprises," or HNTEs, or if they are located in applicable PRC regions including Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone or regions as specified in the Catalogue of Encouraged Industries in Western Regions (effective till 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

WFOE is qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. In addition, WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022.

Three, six and eight of the Company's subsidiaries are qualified enterprises within the Catalog of Encouraged Industries in the Western Region and therefore eligible for the 15% preferential income tax rate for the years ended December 31, 2022, 2023 and 2024. The preferential income tax rate will expire in December 2030.

According to Caishui (2021) No. 30, Shenzhen Dayu International Logistics Co., Ltd, established in Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, is entitled to a preferential tax rate of 15% until December 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. INCOME TAX (continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Company's subsidiaries are as follows:

	Year ended December 31,		
	2022	2023	**2024**
	RMB	RMB	**RMB**
Current tax expenses	1,388,714	1,780,818	**2,552,819**
Deferred tax expenses	244,616	157,782	**292,542**
Total	1,633,330	1,938,600	**2,845,361**

The Group's effective tax rate for the years ended December 31, 2022, 2023 and 2024 were 19.71%, 18.14% and 24.37%, respectively.

Reconciliations of the differences between the PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year ended December 31,		
	2022	2023	**2024**
	RMB	RMB	**RMB**
Statutory income tax rate	25.00%	25.00%	**25.00%**
Preferential tax rates	(4.29)%	(7.22)%	**(7.42)%**
Research & development super deduction	(2.42)%	(1.05)%	**(1.16)%**
Non-deductible expenses	0.66%	0.82%	**2.80%**
Different tax rates of operations in other jurisdictions	0.40%	0.36%	**0.27%**
Valuation allowance on deferred tax assets	0.10%	0.03%	**0.03%**
True up[1]	0.25%	(1.69)%	**0.17%**
Withholding tax on the earnings distributed	–	1.89%	**4.44%**
Others	0.01%	0.00%	**0.24%**
	19.71%	18.14%	**24.37%**

Note:

(1) WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022, resulting in an income tax expense decrease of RMB207,142 for the year ended December 31, 2023.

The effect of the tax holiday on the income per share is as follows:

	As of December 31,		
	2022	2023	**2024**
	RMB	RMB	**RMB**
Tax saving amount due to preferential tax rates	355,489	978,866	**866,326**
Income per share effect – basic	0.44	1.21	**1.08**
Income per share effect – diluted	0.43	1.17	**1.03**

(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. INCOME TAX (continued)

The principal components of the Group's deferred income tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

	As of December 31,	
	2023	2024
	RMB	RMB
Deferred tax assets:		
Accrued payroll and expense	206,180	270,887
Net loss carryforward	386,749	375,482
Financial subsidy	20,009	44,468
Depreciation for property and equipment	179,774	201,282
Unrealized gain from intragroup transactions	20,545	–
Provision for allowance for credit losses	121,898	151,878
Deferred tax assets in subtotal	935,155	1,043,997
Valuation allowance on deferred tax assets	(55,383)	(59,430)
Total deferred tax assets	879,772	984,567
Deferred tax liabilities:		
Difference in basis of land use rights	(131,412)	(107,612)
Difference in basis of property and equipment	(299,529)	(447,865)
Difference in basis of intangible assets	(3,859)	(2,836)
Unrealized investment gain	(900)	(2,744)
Dividend withholding tax	(202,500)	(453,488)
Total deferred tax liabilities	(638,200)	(1,014,545)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, and the history of operating loss or tax credit carryforwards expiring unused. As of December 31, 2023 and 2024, valuation allowance of RMB55,383 and RMB59,430 were provided, respectively.

As of December 31, 2024, the Group had total tax loss carryforward in subsidiaries of RMB1,612,215. The tax loss carryforward of the Company's PRC subsidiaries and VIE were RMB1,307,916 as of December 31, 2024 which will expire from 2025 to 2029 if not used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. INCOME TAX (continued)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that nonresident legal entities will be considered the PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to the PRC Tax Administration and Collection Law, and Implementing Rules of the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2024, the Group is subject to examination of the PRC tax authorities.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability is recognized for the undistributed profits of the PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely.

Prior to 2023, the Group intended to indefinitely reinvest the undistributed profits of the Company's PRC subsidiaries. Referring to Note 21, the board of directors of ZTO approved a dividend of US$0.62 per ADS for 2023. To execute the dividend plan, the board of WFOE has approved to distribute cash dividends to ZTO Express (Hong Kong) Limited, and the Group recorded a deferred tax liability of RMB202,500 as of December 31, 2023 accordingly. The Group accrued withholding tax liabilities of RMB518,298 for dividends distributed from PRC subsidiaries based on applicable withholding tax rate for certain percentage of the PRC subsidiaries' profits for 2024 to be distributed. The PRC subsidiaries have paid RMB267,310 withholding tax expenses related to distributing cash dividends to ZTO Express (Hong Kong) Limited for the year ended December 31, 2024. The remaining undistributed profits of the Company's PRC subsidiaries will be indefinitely reinvested.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. INCOME TAX (continued)

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic entity. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

Aggregate undistributed earnings of the Company's PRC subsidiaries and VIE that are available for distribution were RMB35,533,419 and RMB38,971,746 as of December 31, 2023 and 2024 respectively.

15. SHARE-BASED COMPENSATION

Employee Share Holding Platform

In June 2016, the Company established an employee share holding platform (the "Share Holding Platform"). ZTO ES, a British Virgin Islands company was established as a holding vehicle for the Company's Share Holding Platform. Four limited liability partnerships ("LLPs") were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, ZTO ES will sell the Company's ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder's rights associated with the Company's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Company referred to these limited partner's partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

In March 2022, 2023 and 2024, 3,934,355, 4,386,320 and 6,027,415 ordinary share units corresponding to 786,871, 877,264 and 1,205,483 Company's ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for each of three years. These share awards vested immediately upon grant. The Group recorded the share-based compensation of RMB109,614, RMB158,278, and RMB183,175 based on the market price at US$21.87, US$26.27 and US$21.02 of ordinary shares on the respective grant dates, in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. SHARE-BASED COMPENSATION (continued)

2016 Plan

In June 2016, the Board also approved the 2016 plan (the "2016 Share Incentive Plan") in order to provide appropriate incentives to directors, executive officers and other employees of the Group. The 2016 Share Incentive Plan were amended and restated in September 2016, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the Board.

With effect from May 1, 2023, the scheme limit of the 2016 Share Incentive Plan was capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares.

Restricted share units ("RSUs")

In March 2022, 2023 and 2024, the Company granted 497,956, 535,955 and 743,366 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan, respectively. These grants vested immediately upon grant. The Group recorded the share-based compensation of RMB69,366, RMB96,698, and RMB112,956 based on the market price of ordinary shares at US$21.87, US$26.27 and US$21.02 on the respective grant dates in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively.

2024 Plan

In March 2024, the Board approved the 2024 plan in order to provide appropriate incentives to directors, employees, and consultants of the Group, pursuant to which the maximum number of shares of the Group underlying the awards to be granted under the 2024 Plan shall be 30,000,000 Class A ordinary shares, subject to adjustment and/or update by the Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. SHARE-BASED COMPENSATION (continued)

Share Options

On March 22, 2024, the Group granted 916,200 share options to certain director, executive offices and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively. The options have a contractual term of ten years.

The Company's share options are valued at fair value on the date of grant and that fair value is recognized as selling, general and administrative expenses in the consolidated statements of comprehensive income over the requisite service period using the accelerated attribution method. The closing price of the Group's shares immediately before March 22, 2024, the date of grant, was US$21.67 per share. The weighted-average grant date fair value for options granted to directors and employees during the year ended December 31, 2024 was US$6.7 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. Expected volatilities are based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2024
Spot price	21.02
Exercise price	21.88
Life of option	10 years
Risk free rate	4.22%
Expected volatility	35.00%
Dividend yield	2.95%
Post-vesting forfeiture rate	5.55%~6.39%
Exercise multiple	1.5x~2.0x

Notes:

(1) The life of option was the contractual life of the share options.

(2) The risk-free interest rate was estimated based on the US Government Bond yield with the maturity commensurate with the life of option.

(3) The expected volatility of the underlying ordinary shares was estimated based on historical volatility of listed guideline comparable companies in logistic industry for the period before the valuation date with length commensurate to expected life of the options.

(4) The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.

(5) The post-vesting forfeiture rate was estimated based on historical data and management expectation of the long-term norm.

(6) The Company estimated the exercise multiple based on empirical studies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. SHARE-BASED COMPENSATION (continued)

Share Options (continued)

The following table summarized the Group's share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life Years	Aggregate Intrinsic Value
		US$ per share		US$
Share options outstanding as of January 1, 2024	–	–	–	–
Granted	916,200	21.88		
Exercised	–	–		
Forfeited	–	–		
Share options outstanding as of December 31, 2024	916,200	21.88	9.23	–
Share options exercisable as of December 31, 2024	–	–	–	–

The total share-based compensation expenses relating to these options was RMB22,561 during the year ended December 31, 2024. As of December 31, 2024, there was RMB21,943 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.23 years.

16. ORDINARY SHARES

As disclosed in Note 15, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Group's employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares. As such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 5,147,411 and 3,941,928 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2023 and 2024, respectively.

On September 29, 2020, the Company successfully listed on the Main Board of the Hong Kong Stock Exchange with a global offering of 51,750,000 Class A ordinary shares (including the exercise of the over-allotment option on October 22, 2020) at a public offering price of HK$218.00. The Company received net proceeds of RMB9,763.8 million from this offering after deducting RMB79.2 million of underwriting commissions and discounts and RMB77.4 million of the offering expenses payable by the Company. The Hong Kong-listed shares are fully fungible with the Company's ADSs listed on the New York Stock Exchange (one ADS representing one Class A ordinary share).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

17. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,		
	2022	2023	2024
	RMB	RMB	RMB
Numerator:			
Net income attributable to ordinary shareholders			
– basic	6,809,056	8,749,004	8,816,835
Plus: Interest expense of convertible senior notes	45,809	145,451	150,512
Net income attributable to ordinary shareholders			
– diluted	6,854,865	8,894,455	8,967,347
Shares (Denominator):			
Weight average ordinary shares outstanding – basic	809,442,862	807,739,616	804,875,816
Plus:			
Dilutive effect of convertible senior notes	10,830,669	31,209,067	33,566,100
Weight average ordinary shares outstanding – diluted	820,273,531	838,948,683	838,441,916
Earnings per share – basic	8.41	10.83	10.95
Earnings per share – diluted	8.36	10.60	10.70

6,024,675, 5,147,411 and 3,941,928 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2022, 2023 and 2024, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

For the year ended December 31, 2024, 916,200 options were excluded from the diluted earnings per share calculations because they were anti-dilutive. These share-based awards could become dilutive in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

18. RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of Related Parties	Relationship with the Group
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Group's equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Group's equity investee
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Group's equity investee
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Group's equity investee
Tonglu Antong Management LLP	The Group's equity investee
Shanghai Mingyu Barcode Technology Ltd. and its subsidiaries	Controlled by brother of chairman of the Group
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	Controlled by chairman of the Group
Mr. Jilei Wang	Director and Vice President of Infrastructure Management
Mr. Du Wang	Immediate families of Director and Vice President

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

18. RELATED PARTY TRANSACTIONS (continued)

(a) The Group entered into the following transactions with its related parties:

	Year ended December 31,		
	2022	2023	**2024**
Transactions	RMB	RMB	**RMB**
Revenues:			
Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries	694,758	253,948	**–**
Express delivery service revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	291,584	274,256	**203,071**
Others	51,662	66,655	**110,934**
Total	1,038,004	594,859	**314,005**
Cost of revenues:			
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	459,013	862,944	**745,162**
Freight services agency fees paid to Zhongtong Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	56,325	119,005	**141,815**
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	237,252	330,190	**360,266**
Others	44,666	39,838	**68,662**
Total	797,256	1,351,977	**1,315,905**
Other operating income:			
Property leasing income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	45,876	45,896	**45,292**
Property leasing income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	53,115	64,722	**76,481**
Others	20,677	18,918	**14,456**
Total	119,668	129,536	**136,229**
Other income:			
Interest income related to loan receivables from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	33,962	33,046	**23,362**
Others	8,071	10,382	**8,464**
Total	42,033	43,428	**31,826**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data, unless otherwise stated)

18. RELATED PARTY TRANSACTIONS (continued)

(a) The Group entered into the following transactions with its related parties: (continued)

In January 2022, the Group acquired 10% equity interest in a subsidiary from Mr. Du Wang at a cash consideration of RMB39,128. The difference between the consideration and the carrying amount of non-controlling interests as of the acquisition date was RMB5,060 and recorded in additional paid-in capital.

In September 2022, the Group sold its 100% equity interest in Jinhua Zhongrui Freight Forwarding Co., Ltd to ZTO Supply Chain Management Co., Ltd. at a cash consideration of RMB291,400, resulting in a gain of RMB60,514.

In December 2022, the Group acquired 82% equity interests of TuXi Technology Co., Ltd from certain related parties and third parties shareholders at a total cash consideration of RMB98,533, which approximately equals to the fair value of net assets acquired.

(b) The Group had the following balances with its related parties:

	As of December 31,	
	2023	**2024**
	RMB	**RMB**
Amounts due to related parties		
Shanghai Mingyu Barcode Technology Ltd.	28,924	**37,277**
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	149,495	**118,874**
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	16,415	**12,700**
Zhongtong Yunleng Network Technology (Zhejiang) Co., LTD and its subsidiaries	14,988	**16,675**
Others	24,861	**17,240**
Total	234,683	**202,766**

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2023 and 2024, respectively. Trade related amounts due to related parties are normally settled within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

18. RELATED PARTY TRANSACTIONS (continued)

(b) The Group had the following balances with its related parties: (continued)

	As of December 31,	
	2023	2024
	RMB	RMB
Amounts due from related parties		
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries[1]	72,377	**71,373**
ZTO Supply Chain Management Co., Ltd.[2]	69,881	**32,144**
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd.[3]	–	**53,810**
Others	5,809	**10,833**
Total	148,067	**168,160**
Amounts due from related parties – non-current		
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd.[4]	502,083	**421,667**
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.[5]	82,180	**–**
Total	584,263	**421,667**

Notes:

(1) The amount comprised the three-month factoring loan to this related party with 6.96% and 6.44% annualized interest rate for the year ended December 31, 2023 and 2024, respectively. Accounts receivable generated from the express delivery service provided by the Group and other receivables generated from the property leasing service provided by the Group. The balance of loan was RMB33,040 and RMB29,040 as of December 31, 2023 and 2024, respectively.

(2) The amount comprised the three-to-nine-month factoring loan to this related party and its subsidiaries with 6.96% and 6.44% annualized interest rate for the year ended December 31, 2023 and 2024, respectively. Other receivables were generated from the property leasing service provided by the Group. The balance of loan was RMB66,860 and RMB30,370 as of December 31, 2023 and 2024, respectively.

(3) On November 29, 2024, the Group entered into the Property Purchase Agreement with Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, pursuant to which the Group agreed to purchase, and Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd agreed to sell, the properties at the aggregate consideration of RMB179,720. The amount comprised the deposit for the properties purchased from this related party.

(4) The amount comprised a loan to this related party with 5.0% annualized interest rate for a term of 36 months from December 4, 2023 to December 3, 2026. This loan is an extension of the original three-year loan with 7.2% annualized interest rate. Mr. Jilei Wang, the Director of the Group, is the guarantor of this extended loan. In December 2024, Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd paid the RMB100,000 principal and RMB5,000 interest in advance. The balance of principal was RMB500,000 and RMB400,000 as of December 31, 2023 and 2024 and interest receivable was RMB2,083 and RMB21,667 as of December 31, 2023 and 2024, respectively.

(5) The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. In August 2024, Zhejiang Tongyu Intelligent Industry Development Co., Ltd repaid all the principal and interest. The balance of principal was RMB70,000 and nil as of December 31, 2023 and 2024, respectively

Trade related amounts due from related parties are normally settled within one year.

(Amounts in thousands, except for share and per share data, unless otherwise stated)

19. COMMITMENTS AND CONTINGENCIES CAPITAL COMMITMENTS

The Group's capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB4,593,606 and RMB5,158,942 as of December 31, 2023, and 2024, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Investment commitments

The Group is committed to make further capital injection into certain investments in equity investees. Such investment commitment amounted to approximately RMB20,200 and RMB20,200 as of December 31, 2023 and 2024, respectively.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

The Group has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

20. REPURCHASE OF ORDINARY SHARES

The board of directors has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective period through June 30, 2025. As of December 31, 2024, the Company has purchased an aggregate of 50,546,707 shares at an average purchase price of US$24.18, including repurchase commissions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

21. DIVIDENDS

On March 15, 2022, a dividend in respect of the year ended December 31, 2021 of US$0.25 per ordinary share, in an aggregate amount of US$202,433 (RMB1,289,418), had been approved by the board of directors of the Company.

On March 14, 2023, a dividend in respect of the year ended December 31, 2022 of US$0.37 per ordinary share, in an aggregate amount of US$299,319 (RMB2,055,723), had been approved by the board of directors of the Company.

On March 19, 2024, a dividend in respect of the year ended December 31, 2023 of US$0.62 per ordinary share, in an aggregate amount of US$500,134 (RMB3,600,516), had been approved by the board of directors of the Company.

On August 20, 2024, an interim dividend in respect of the six months ended 30 June 2024 of US$0.35 per ordinary share, in an aggregate amount of US$282,239 (RMB2,012,929), had been approved by the board of directors of the Company.

For the years ended December 31, 2022, 2023 and 2024, dividends of US$191,847 (RMB1,323,205), US$291,907 (RMB2,072,509) and US$780,655 (RMB5,605,451) were paid to shareholders of record as of designated record dates.

22. EMPLOYEE BENEFIT PLANS

The Company's PRC subsidiaries are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance, and housing provident fund for full time employees. The Group contributed RMB403,621, RMB444,719 and RMB492,151 for the years ended December 31, 2022, 2023 and 2024, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees. There is no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data, unless otherwise stated)

23. SEGMENT INFORMATION

The Group's Chief Executive Officer, who has been identified as the chief operating decision maker ("CODM"), reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment. Accordingly, the Group's CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance.

The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM:

	Year ended December 31,		
	2022 RMB	2023 RMB	**2024 RMB**
Revenues	35,376,996	38,418,915	**44,280,720**
Less:			
Line-haul transportation cost	12,480,170	13,591,627	**13,966,446**
Sorting hub cost	7,845,491	8,253,522	**9,163,784**
Freight forwarding cost	1,137,140	854,533	**828,270**
Cost of accessories sold	463,448	513,391	**651,729**
Other costs	4,411,472	3,543,316	**5,953,399**
Selling, general and administrative excluding Share-based compensation expense	1,898,392	2,170,277	**2,371,325**
Share-based compensation expense	178,980	254,976	**318,692**
Loss/(gain) on disposal of equity investees, subsidiaries and others	(69,598)	(5,485)	**10,518**
Impairment of investment in equity investees	26,328	–	**931,367**
Other segment items[(1)]	346,207	488,301	**1,197,595**
Net income	6,658,966	8,754,457	**8,887,595**

(1) Other segment items primarily include other operating income, net, interest income, interest expenses, gain from fair value changes of financial instruments and income tax expense as reported in the consolidated statements of comprehensive income.

Substantially all of the Group's revenues for the years ended December 31, 2022, 2023 and 2024 were generated from the PRC. As of December 31, 2023 and 2024, the majority of the long-lived assets of the Group are located in the PRC, and therefore no geographical segments information are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

24. RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Company's entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE.

The appropriation to these statutory reserves by the Company's PRC entities were RMB78,326, RMB8,952 and RMB38,756 for the years ended December 31, 2022, 2023 and 2024, respectively. The accumulated statutory reserves as of December 31, 2023 and 2024 were RMB1,081,214 and RMB1,119,970, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE. As of December 31, 2024, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Company not available for distribution was RMB35,911,372.

25. SUBSEQUENT EVENTS

On March 18, 2025, the Company granted 454,997 restricted share units to certain director, executive officers and employees pursuant to the 2024 Share Incentive Plan. In addition, the Company granted ordinary share units representing 1,027,712 Class A ordinary shares through its employee shareholding platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant.

On March 18, 2025, the Board approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

26. ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

	As of December 31,		
	2023	**2024**	
	RMB	**RMB**	**US$**
			(Note 2(e))
ASSETS			
Cash and cash equivalents	8,881	**1,082,454**	**148,296**
Short-term investment	1,020,094	**222,293**	**30,454**
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	65,804,572	**68,088,895**	**9,328,140**
Prepayments and other current assets	–	**8,693**	**1,191**
Long-term investment	69,629	**–**	**–**
TOTAL ASSETS	66,903,176	**69,402,335**	**9,508,081**
LIABILITIES AND EQUITY			
Dividends payable	1,548	**14,134**	**1,936**
Other current liability	70,333	**55,728**	**7,635**
Convertible senior notes	–	**7,270,081**	**995,997**
Convertible senior notes – non-current	7,029,550	**–**	**–**
Total liabilities	7,101,431	**7,339,943**	**1,005,568**
Shareholders' equity:			
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024)	525	**523**	**72**
Additional paid-in capital	24,201,745	**24,389,905**	**3,341,403**
Treasury shares, at cost (3,000,000 and 7,774,535 shares as of December 31, 2023 and 2024, respectively)	(510,986)	**(1,131,895)**	**(155,069)**
Retained earnings	36,301,185	**39,098,553**	**5,356,480**
Accumulated other comprehensive loss	(190,724)	**(294,694)**	**(40,373)**
Total shareholders' equity	59,801,745	**62,062,392**	**8,502,513**
TOTAL LIABILITIES AND EQUITY	66,903,176	**69,402,335**	**9,508,081**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

26. ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY (continued)

	Year ended December 31,			
	2022	2023	2024	
	RMB	RMB	RMB	US$
				(Note 2(e))
Operating expenses:				
General and administrative	(197,209)	(260,613)	**(337,258)**	**(46,204)**
Other operating income, net	59,881	52,968	**111,545**	**15,282**
Total operating expenses	(137,328)	(207,645)	**(225,713)**	**(30,922)**
Interest income	22,927	79,737	**120,854**	**16,557**
Interest expense	(64,412)	(162,326)	**(151,209)**	**(20,716)**
Loss from operations	(178,813)	(290,234)	**(256,068)**	**(35,081)**
Gain from fair value change at financial instruments	15,995	58,682	**830**	**114**
Impairment of investment in equity investees	–	–	**(479,931)**	**(65,750)**
Loss before income tax and share of profit in subsidiaries, VIE and equity method investments	(162,818)	(231,552)	**(735,169)**	**(100,717)**
Income tax expense	(19,987)	(26,270)	**(31,510)**	**(4,318)**
Share of profit in subsidiaries, VIE and equity method investments	6,991,861	9,006,826	**9,583,514**	**1,312,936**
Net income attributable to ZTO Express (Cayman) Inc.	6,809,056	8,749,004	**8,816,835**	**1,207,901**
Net income attributable to ordinary shareholders	6,809,056	8,749,004	**8,816,835**	**1,207,901**
Other comprehensive income/(loss), net of tax of nil				
Foreign currency translation adjustment	155,432	(104,052)	**(103,970)**	**(14,244)**
Comprehensive income	6,964,488	8,644,952	**8,712,865**	**1,193,657**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

26. ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY (continued)

	Year ended December 31,			
	2022	2023	**2024**	
	RMB	RMB	**RMB**	**US$**
				(Note 2(e))
Cash flows from operating activities:				
Net income	6,809,056	8,749,004	**8,816,835**	**1,207,901**
Adjustments to reconcile net income to net cash used by operating activities				
Share-based compensation	178,980	254,976	**318,692**	**43,661**
Fair value change at financial instruments	(15,995)	(58,682)	**(830)**	**(114)**
Impairment of investment in equity investees	–	–	**479,931**	**65,750**
Share of profit in subsidiaries and VIE	(6,991,861)	(9,006,826)	**(9,583,514)**	**(1,312,936)**
Changes in operating assets and liabilities:				
Prepayments and other current assets	–	–	**(12,474)**	**(1,709)**
Other current liabilities	35,458	87,973	**41,241**	**5,650**
Net cash provided by operating activities	15,638	26,445	**59,881**	**8,203**
Cash flows from investing activities:				
Payment and collection of loans to and investments in subsidiaries, VIE and equity investees	(2,580,373)	1,561,076	**6,893,615**	**944,421**
Purchases of short-term investment	(4,171,949)	(6,188,527)	**(992,274)**	**(135,941)**
Maturity of short-term investment	1,840,751	7,723,557	**1,858,056**	**254,553**
Purchases of long-term investment	–	(69,101)	**–**	**–**
Net cash provided by/(used in) investing activities	(4,911,571)	3,027,005	**7,759,397**	**1,063,033**
Cash flows from financing activities:				
Payment of issuance cost	(228)	–	**–**	**–**
Payment of dividends	(1,323,205)	(2,072,509)	**(5,605,451)**	**(767,944)**
Proceeds from issuance of convertible senior notes, net of issuance cost paid and capped call option	6,416,762	–	**–**	**–**
Repurchase of ordinary shares	(84,547)	(1,006,451)	**(1,157,472)**	**(158,573)**
Proceeds from short-term borrowing	655,520	1,362,060	**1,000,000**	**136,999**
Repayment of short-term borrowing	(1,442,104)	(1,379,140)	**(1,000,567)**	**(137,077)**
Net cash (used in)/provided by financing activities	4,222,198	(3,096,040)	**(6,763,490)**	**(926,595)**
Effect of exchange rate changes on cash, cash equivalents	123,638	(19,466)	**17,785**	**2,438**
Net change in cash, cash equivalents	(550,097)	(62,056)	**1,073,573**	**147,079**
Cash, cash equivalents, beginning of year	621,034	70,937	**8,881**	**1,217**
Cash, cash equivalents, end of year	70,937	8,881	**1,082,454**	**148,296**

(Amounts in thousands, except for share and per share data, unless otherwise stated)

26. ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY (continued)

	Year ended December 31,			
	2022	2023	**2024**	
	RMB	RMB	**RMB**	**US$ (Note 2(e))**
Supplemental disclosure on non-cash information				
Cash dividends declared in payables	730	7	**12,543**	**1,718**

1) Additional financial information of parent company has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders' equity.

2) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as "Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE" and the subsidiaries and VIE's profit or loss as "Share of profit in subsidiaries, VIE and equity method investments" on the Condensed Statements of Operations and Comprehensive Income.

3) As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of the Company.

4) Translations of balances in the additional financial information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of 7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

27. DIRECTORS' EMOLUMENTS

Directors' remuneration for the year, disclosed pursuant to the applicable Listing Rules and the Hong Kong Companies Ordinance, is as follows:

	Year ended December 31,	
	2023 RMB	2024 RMB
Fees	3,010	3,096
Other emoluments:		
Salaries, allowances and benefits in kind	2,727	3,339
Retirement benefits	136	142
Performance related bonuses	1,260	680
Equity-settled share-based expense	98,421	30,698
Total	105,554	37,955

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2024 are as follows:

	Fees	Salaries, allowances and benefits in kind	Retirement benefits	Performance related bonuses	Equity-settled share-based expense	Total
EXECUTIVE DIRECTORS						
Meisong Lai	–	1,292	71	300	25,936	27,599
Jilei Wang	–	1,067	71	300	2,258	3,696
Hongqun Hu	–	980	–	80	2,504	3,564
NON-EXECUTIVE DIRECTORS						
Xudong Chen	–	–	–	–	–	–
Xing Liu	360	–	–	–	–	360
INDEPENDENT NON-EXECUTIVE DIRECTORS						
Frank Zhen Wei	360	–	–	–	–	360
Qin Charles Huang	360	–	–	–	–	360
Herman Yu	1,080	–	–	–	–	1,080
Tsun-Ming (Daniel) Kao	360	–	–	–	–	360
Fang Xie	576	–	–	–	–	576
Total	3,096	3,339	142	680	30,698	37,955

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

27. DIRECTORS' EMOLUMENTS (continued)

The emoluments of the directors of the Company on a named basis for the year ended December 31, 2023 are as follows:

	Fees	Salaries, allowances and benefits in kind	Retirement benefits	Performance related bonuses	Equity-settled share-based expense	Total
EXECUTIVE DIRECTORS						
Meisong Lai	–	1,292	68	600	88,699	90,659
Jilei Wang	–	1,055	68	580	4,037	5,740
Hongqun Hu	–	380	–	80	5,685	6,145
NON-EXECUTIVE DIRECTORS						
Xudong Chen	–	–	–	–	–	–
Xing Liu	350	–	–	–	–	350
INDEPENDENT NON-EXECUTIVE DIRECTORS						
Frank Zhen Wei	350	–	–	–	–	350
Qin Charles Huang	350	–	–	–	–	350
Herman Yu	1,050	–	–	–	–	1,050
Tsun-Ming (Daniel) Kao	350	–	–	–	–	350
Fang Xie	560	–	–	–	–	560
Total	3,010	2,727	136	1,260	98,421	105,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

28. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees of the Group during the year included three (2023: three) directors, details of whose remuneration are set out in Note 27 above. Details of the remuneration for the year of the remaining two (2023: two) highest paid employees who are not directors of the Company are as follows:

	Year ended December 31,	
	2023	**2024**
	RMB	**RMB**
Salaries, allowances and benefits in kind	4,072	**4,082**
Retirement benefits	68	**71**
Performance related bonuses	160	**160**
Equity-settled share-based expense	11,225	**5,120**
Total	15,525	**9,433**

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows:

	Year ended December 31,	
	2023	**2024**
	No. of	**No. of**
	employees	**employees**
HK$3,500,001 to HK$4,000,000	–	**1**
HK$6,000,001 to HK$6,500,000	–	**1**
HK$7,500,001 to HK$8,000,000	1	**–**
HK$9,000,001 to HK$9,500,000	1	**–**
Total	2	**2**

During the year, certain non-director highest paid employees were granted share options, in respect of their services to the Group under the share option scheme of the Company. Details of the share option scheme are set out in Note 15 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRSs"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are as follows:

Consolidated Statements of comprehensive income

Year ended December 31, 2023

	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
		Investments measured at fair value (Note (a))	Lease (Note (b))	Convertible senior note (Note (c))	Equity method investments (Note (d))	Deferred income tax arising from asset acquisition (Note (e))	Capped call options transaction (Note (f))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(26,756,389)	–	25,154	–	–	3,516	–	(26,727,719)
Interest expense	(289,533)	–	(28,136)	145,451	–	–	–	(172,218)
Fair value change on investments measured at fair value through profit or loss	–	(185,191)	–	–	–	–	–	(185,191)
Fair value change of convertible senior notes and call option	–	–	–	316,933	–	–	(345,074)	(28,141)
Net income before income tax and share of gain/(loss) in equity method investments	10,688,701	(185,191)	(2,982)	462,384	–	3,516	(345,074)	10,621,354
Share of income/(loss) in equity method investments	4,356	–	–	–	(103,424)	–	–	(99,068)
Income tax expenses	(1,938,600)	48,218	654	–	–	(3,516)	–	(1,893,244)
Net income	8,754,457	(136,973)	(2,328)	462,384	(103,424)	–	(345,074)	8,629,042
Net income attributable to ZTO Express (Cayman) Inc.	8,749,004	(136,973)	(2,328)	462,384	(103,424)	–	(345,074)	8,623,589
Net income attributable to ordinary shareholders	8,749,004	(136,973)	(2,328)	462,384	(103,424)	–	(345,074)	8,623,589
Other comprehensive income (loss)								
Foreign currency translation adjustments	(104,052)	17,069	–	(2,331)	(6,334)	–	11,241	(84,407)
Comprehensive income	8,650,405	(119,904)	(2,328)	460,053	(109,758)	–	(333,833)	8,544,635

(Amounts in thousands, except for share and per share data, unless otherwise stated)

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated Statements of comprehensive income

	Year ended December 31, 2024							
	Amounts as reported under U.S. GAAP	IFRSs adjustments						Amounts as reported under IFRSs
		Investments measured at fair value (Note (a))	Lease (Note (b))	Convertible senior note (Note (c))	Equity method investments (Note (d))	Deferred income tax arising from asset acquisition (Note (e))	Capped call options transaction (Note (f))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(30,563,628)	–	17,849	–	–	2,950	–	(30,542,829)
Interest expense	(337,919)	–	(22,532)	150,512	–	–	–	(209,939)
Fair value change on investments measured at fair value through profit or loss	–	(709,600)	–	–	–	–	–	(709,600)
Impairment of investment in equity investees	(931,367)	931,367	–	–	–	–	–	–
Loss on disposal of investment in equity investees	–	(479,931)	–	–	–	–	–	(479,931)
Fair value change of convertible senior notes and call option	–	–	–	(210,890)	–	–	(52,816)	(263,706)
Net income before income tax and share of gain/ (loss) in equity method investments	11,675,546	(258,164)	(4,683)	(60,378)	–	2,950	(52,816)	11,302,455
Share of income/(loss) in equity method investments	57,410	–	–	–	(7,938)	–	–	49,472
Income tax expenses	(2,845,361)	5,901	1,031	–	–	(2,950)	–	(2,841,379)
Net income	8,887,595	(252,263)	(3,652)	(60,378)	(7,938)	–	(52,816)	8,510,548
Net income attributable to ZTO Express (Cayman) Inc.	8,816,835	(252,263)	(3,652)	(60,378)	(7,938)	–	(52,816)	8,439,788
Net income attributable to ordinary shareholders	8,816,835	(252,263)	(3,652)	(60,378)	(7,938)	–	(52,816)	8,439,788
Other comprehensive income (loss)								
Foreign currency translation adjustments	(103,970)	13,652	–	3,459	(6,656)	–	5,409	(88,106)
Comprehensive income	8,783,625	(238,611)	(3,652)	(56,919)	(14,594)	–	(47,407)	8,422,442

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024(Amounts in thousands, except for share and per share data, unless otherwise stated)

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated Balance Sheets

	As of December 31, 2023								
	Amounts as reported under U.S. GAAP	IFRSs adjustments							Amounts as reported under IFRSs
		Investments measured at fair value (Note (a))	Lease (Note (b))	Convertible senior note (Note (c))	Equity method investments (Note (d))	Deferred income tax arising from asset acquisition (Note (e))	Capped call options transaction (Note (f))	Cash and cash equivalents (Note (g))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cash and cash equivalents	12,333,884	–	–	–	–	–	–	(530,000)	11,803,884
Short-term investment	7,454,633	–	–	–	–	–	–	530,000	7,984,633
Operating lease right-of-use assets	672,193	–	(43,606)	–	–	–	–	–	628,587
Investments in equity investees	3,455,119	657,653	–	–	(283,332)	–	–	–	3,829,440
Derivatives	–	–	–	–	–	–	218,664	–	218,664
Land use rights, net	5,637,101	–	–	–	–	(131,411)	–	–	5,505,690
Deferred tax assets	879,772	(3,997)	10,631	–	–	–	–	–	886,406
TOTAL ASSETS	88,465,221	653,656	(32,975)	–	(283,332)	(131,411)	218,664	–	88,889,823
Other current liabilities	7,236,716	–	–	(34,907)	–	–	–	–	7,201,809
Convertible senior notes	7,029,550	–	–	(117,995)	–	–	–	–	6,911,555
Deferred tax liabilities	638,200	9,981	–	–	–	(131,411)	–	–	516,770
TOTAL LIABILITIES	28,184,813	9,981	–	(152,902)	–	(131,411)	–	–	27,910,481
Additional paid-in capital	24,201,745	–	–	–	–	–	373,139	–	24,574,884
Retained earnings	36,301,185	604,662	(32,975)	166,914	(270,272)	–	(171,873)	–	36,597,641
Accumulated other comprehensive loss	(190,724)	39,013	–	(14,012)	(13,060)	–	17,398	–	(161,385)
ZTO Express (Cayman) Inc. shareholders' equity	59,801,745	643,675	(32,975)	152,902	(283,332)	–	218,664	–	60,500,679
Non-controlling interests	478,663	–	–	–	–	–	–	–	478,663
TOTAL EQUITY	60,280,408	643,675	(32,975)	152,902	(283,332)	–	218,664	–	60,979,342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated Balance Sheets

As of December 31, 2024

	Amounts as reported under U.S. GAAP	IFRSs adjustments							Amounts as reported under IFRSs
		Investments measured at fair value (Note (a))	Lease (Note (b))	Convertible senior note (Note (c))	Equity method investments (Note (d))	Deferred income tax arising from asset acquisition (Note (e))	Capped call options transaction (Note (f))	Cash and cash equivalents (Note (g))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cash and cash equivalents	13,465,442	–	–	–	–	–	–	(2,427,986)	11,037,456
Short-term investment	8,848,447	–	–	–	–	–	–	2,427,986	11,276,433
Operating lease right-of-use assets	566,316	–	(48,289)	–	–	–	–	–	518,027
Investments in equity investees	1,871,337	413,141	–	–	(297,926)	–	–	–	1,986,552
Derivatives	–	–	–	–	–	–	171,258	–	171,258
Land use rights, net	6,170,233	–	–	–	–	(107,470)	–	–	6,062,763
Deferred tax assets	984,567	–	11,662	–	–	–	–	–	996,229
TOTAL ASSETS	92,340,330	413,141	(36,627)	–	(297,926)	(107,470)	171,258	–	92,482,706
Other current liabilities	6,571,492	–	–	(35,888)	–	–	–	–	6,535,604
Convertible senior notes	7,270,081	–	–	(60,096)	–	–	–	–	7,209,985
Deferred tax liabilities	1,014,545	8,077	–	–	–	(107,470)	–	–	915,152
TOTAL LIABILITIES	29,665,497	8,077	–	(95,984)	–	(107,470)	–	–	29,470,120
Additional paid-in capital	24,389,905	–	–	–	–	–	373,139	–	24,763,044
Retained earnings	39,098,553	352,399	(36,627)	106,537	(278,210)	–	(224,688)	–	39,017,964
Accumulated other comprehensive loss	(294,694)	52,665	–	(10,553)	(19,716)	–	22,807	–	(249,491)
ZTO Express (Cayman) Inc. shareholders' equity	62,062,392	405,064	(36,627)	95,984	(297,926)	–	171,258	–	62,400,145
Non-controlling interests	612,441	–	–	–	–	–	–	–	612,441
TOTAL EQUITY	62,674,833	405,064	(36,627)	95,984	(297,926)	–	171,258	–	63,012,586

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes:

(a)   Investments measured at fair value

Under U.S. GAAP, the Group has elected to measure the investments in equity securities without readily determinable fair values at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in profit or loss.

Under IFRSs, the investment in equity securities that do not meet the criteria for being measured at fair value through other comprehensive income ("FVTOCI") or designated as FVTOCI are measured at fair value through profit or loss ("FVTPL"). These investments were classified as financial assets at FVTPL and measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in the consolidated statements of comprehensive income. Furthermore, deferred tax liabilities arising from change in fair value change would be recognized accordingly.

(b)   Leases

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRSs, the right-of-use asset is amortized to amortization expense on a straight-line basis while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee. Besides, the difference between amortization together with interest expense and actual payments would be recognized as a deferred tax asset through book-tax difference.

(c)   Convertible senior notes

Under U.S. GAAP, the convertible senior notes were measured as a single current liability. Issuance costs related to the convertible senior notes were recorded as a direct deduction from the principal amount of the convertible senior notes, and the discount caused by issuance cost is amortized over the period from the date of issuance to the first put date of the convertible senior notes, using the effective interest method.

Under IFRSs, since the convertible senior notes qualified a hybrid contract that contains one or more embedded derivatives, i.e., conversion option and redemption option entitled by the notes' holders, and the Group has option of cash settlement upon conversion, these notes were designated by the Group as financial liabilities at fair value through profit or loss such that the convertible senior notes were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that were attributed to changes in credit risk of the convertible senior notes recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible senior notes were recognized in the profit or loss.

(d)   Equity method investments

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group's proportionate share of investee income or loss, impairments, and other adjustments required by the equity method.

Both U.S. GAAP and IFRSs require investor to recognize its share of net income or loss in an equity method investee by using the investor's basis of accounting. Accordingly, the reconciling items of the equity method investees between U.S. GAAP and IFRSs will impact the Group's share of the investees' earnings or losses. The main reconciling items of the investees include classification and measurement of preferred shares issued by the equity investees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024
(Amounts in thousands, except for share and per share data, unless otherwise stated)

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(d)   Equity method investments (continued)

Under U.S. GAAP, the preferred shares are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRSs, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

(e)   Deferred income tax arising from asset acquisition

Under U.S. GAAP, when the entity acquired land use right (other than in a business combination) which tax basis differs from the cost recognized, the acquisition cost is assigned between the value of the asset and that of the deferred tax asset/liability. However, under IFRSs, the acquisition cost is assigned as the value of the asset and no deferred tax asset/liability is recorded.

Accordingly, the reconciliation caused the reclassification between total asset and total liability, includes no impact on net income in consolidated statements of comprehensive income and no difference in total shareholders' equity as of December 31, 2023 and 2024, respectively.

(f)   Call option transaction

Under U.S. GAAP, the capped calls meet the criteria for classification as equity and, as such, are carried at the acquisition cost and recorded as a reduction to additional paid-in-capital within stockholders' equity.

The capped call options transaction will be settled in the Company's own equity instrument (ADSs). Besides, the transaction will be settled by the exchange of cash, ADSs, or a combination of cash and ADSs at the Company's selection, which means unfixed amount of cash or an unfixed number of the Company's own equity instruments. Under IFRS, the capped call options should be classified as financial assets, The capped call options was initially and subsequently measured as financial asset at fair value through profit and loss.

(g)   Cash and cash equivalents

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that have both of the following characteristics: (1) readily convertible to known amounts of cash and (2) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Group's cash and cash equivalents consist of cash on hand, demand deposits, time deposits and wealth management products, which are unrestricted as to withdrawal and use, and have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

Under IFRSs, cash equivalents are defined as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Although the definition of cash equivalents is similar under IFRSs and U.S. GAAP, wealth management products are generally excluded from cash equivalents because the redemption price for the money market funds may be subject to variability and therefore remain unknown at the time the Group make initial investments, as noted by IFRS Interpretations Committee. Therefore, the amounts of deposits in money market funds are recorded as short-term investments measured at fair value under IFRS.

FIVE YEAR FINANCIAL SUMMARY

		For the Year Ended December 31,			
	2020	2021	2022	2023	**2024**
			(RMB in thousands)		
Consolidated Statements of Operations and Comprehensive Loss Data:					
Revenue	25,214,290	30,405,839	35,376,996	38,418,915	**44,280,720**
Gross profit	5,837,106	6,589,377	9,039,275	11,662,526	**13,717,092**
Income before income tax and share of loss in equity method investments	5,034,786	5,739,197	8,286,452	10,688,701	**11,675,546**
Net Income	4,326,446	4,701,327	6,658,966	8,754,457	**8,887,595**
Net income attributable to ordinary shareholders of the Company	4,312,213	4,754,827	6,809,056	8,749,004	**8,816,835**

		As of December 31,			
	2020	2021	2022	2023	**2024**
			(RMB in thousand)		
Consolidated Balance Sheets Data:					
Total current assets	22,324,626	18,666,359	24,475,027	26,953,548	**30,353,721**
Total non-current assets	36,880,124	44,105,984	54,048,559	61,511,673	**61,986,609**
Total assets	59,204,750	62,772,343	78,523,586	88,465,221	**92,340,330**
Total liabilities	10,105,052	13,844,762	24,051,116	28,184,813	**29,665,497**
Non-controlling interests	120,885	290,334	443,919	478,663	**612,441**
Total shareholders' equity	48,978,813	48,637,247	54,028,551	59,801,745	**62,062,392**
Total liabilities and shareholders' equity	59,204,750	2,772,343	78,523,586	88,465,221	**92,340,330**

DEFINITIONS

"2016 Plan"	the Company's share incentive plan adopted in June 2016 as amended from time to time
"2024 Plan"	the Company's share incentive plan approved and adopted on March 19, 2024 as amended from time to time
"ADS(s)"	American depositary share(s) (each representing one Class A ordinary share of the Company)
"Affiliate"	has the meaning defined in the Articles of Association
"Articles of Association"	the memorandum and articles of association of the Company, as amended from time to time, the current form of which was adopted by a special resolution of the Company passed on April 14, 2023 and took effect on May 1, 2023
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"CG Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules
"China" or "PRC"	the People's Republic of China
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company's general meeting
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company's general meeting
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

DEFINITIONS

"Company" or "ZTO"	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time
"Compensation Committee"	the compensation committee of the Board
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"consolidated affiliated entities"	the entities of which their management and operation activities are directed by the Company through the Contractual Arrangements, including ZTO Express and its subsidiaries (each a "consolidated affiliated entity")
"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries
"Director(s)"	the director(s) of the Company
"ESG"	environmental, social and governance
"ESG Committee"	the environmental, social and governance committee of the Board
"Group", "the Group", "we" or "us"	the Company and its subsidiaries and consolidated affiliated entities from time to time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	April 10, 2025, being the latest practicable date for ascertaining certain information in this annual report before its publication
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules

"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board
"NYSE"	New York Stock Exchange
"ordinary shares"	Class A and Class B ordinary shares of the Company, par value US$0.0001 per share
"PCAOB"	the Public Company Accounting Oversight Board (United States)
"Primary Conversion"	the Company's voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange
"Primary Conversion Effective Date"	May 1, 2023, on which the Primary Conversion became effective
"Prospectus"	the prospectus of the Company dated September 17, 2020 in connection with the offering of our Shares for subscription by the public in Hong Kong
"Reporting Period"	the year ended December 31, 2024
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shanghai Zhongtongji Network" or "WFOE"	Shanghai Zhongtongji Network Technology Co., Ltd. (上海中通吉網絡技術有限公司), an indirect wholly-owned subsidiary of the Company
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of the Share(s)
"subsidiary(ies)"	has the meaning ascribed to it under the Listing Rules
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States

DEFINITIONS

"U.S. GAAP"	accounting principles generally accepted in the United States
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"Zhongkuai Future City"	Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd.(中快(桐廬)未來城產業發展有限公司), a company established under the laws of the PRC
"ZTO Cloud Warehouse"	ZTO Cloud Warehouse Technology Co., Ltd. (中通雲倉科技有限公司), a company established under the laws of the PRC
"ZTO ES"	Zto Es Holding Limited, a company incorporated in the British Virgin Islands
"ZTO Express" or "VIE"	ZTO Express Co. Ltd., a company established under the laws of the PRC and a consolidated affiliated entity of the Company
"ZTO Freight"	ZTO Freight (Cayman) Inc., a company incorporated under the laws of the Cayman Islands
"%"	per cent



ZTO EXPRESS (CAYMAN) INC.
中通快遞 (開曼) 有限公司